Exhibit 99.1



Allosteric Modulators for
Human Health

Annual Report 2024

Contents

Key Facts / Addex Therapeutics

Focus:	Development of a portfolio of novel small molecule allosteric modulators for neurological disorders against diseases with high unmet medical needs.
Disease area:	Central Nervous System ("CNS")
Programs:	ADX71149, mGlu2 PAM for an undisclosed indication Dipraglurant for brain injury recovery GABAB PAM for substance use disorders (licensed to Indivior PLC) GABAB PAM for chronic cough
Investment in associate	Addex holds a 20% equity interest in Neurosterix US Holdings LLC, a private spin out company focused oral small molecule allosteric modulation based drug discovery and development including programs: M4 PAM for Schizophrenia, mGlu7 NAM for mood disorders, mGlu2 NAM for mild neurocognitive disorders and an undisclosed CNS target.
Total full-time equivalent employees as of December 31, 2024:	2
Stock symbol / exchange:	ADXN (ISIN:CH0029850754) / SIX Swiss Exchange ADXN (American Depositary Shares) / Nasdaq Stock Market
Shares issued as of December 31, 2024:	184,354,496
Cash as of December 31, 2024:	3,341,738
Headquarter:	Geneva, Switzerland

Letter to Shareholders

Dear Shareholders,

In 2024, we focused our efforts on advancing our collaboration with Indivior and securing the financial resources to advance our portfolio of preclinical and clinical stage programs, while our partner, Janssen Pharmaceuticals Inc., advanced the development of ADX71149 through a phase 2a clinical study in epilepsy patients.

On April 2, 2024, we secured USD65 million from a syndicate of investors led by Perceptive Advisors. The financing transaction led by Perceptive Advisors has been structured as a carve-out of our allosteric modulation discovery platform and the majority of our preclinical programs into a new private company, Neurosterix in which we have retained a 20% equity interest. Neurosterix has been capitalized with USD 65 million in equity financing. As part of the transaction, we received CHF 5.0 million and have transferred the majority of our staff and facilities to Neurosterix and entered into a service agreement with Neurosterix to secure the resources necessary for us to continue to implement our business strategy. Neurosterix made excellent progress in advancing its portfolio of allosterix modulator programs including M4 PAM for Schizophrenia, mGlu7 NAM for mood disorders and mGlu2 NAM for mild neurocognitive disorders.

We completed the funded research phase of our GABAB PAM program and delivered a development candidate for our partner, Indivior for their substance use disorder program. We also selected our own GABAB PAM development candidate for our chronic cough program. Indivior have made excellent progress in advancing their development candidate for substance use disorders through IND enabling studies and we look forward to the filing of an IND in 2025. We substantially completed preclinical characterization of our selected GABA B PAM development candidate for chronic cough. Our partner, Janssen completed the phase 2a clinical study in epilepsy reporting negative results and consequently terminated development in this indication. In 2025, we regained rights to ADX71149 and are currently evaluating its future development in a number of undisclosed indications.

Furthermore, we continue to evaluate the development of dipraglurant for brain injury recovery and have recently secured intellectual property covering the use of mGlu5 inhibitors to treat brain injury recovery and entered a collaboration with Sinntaxis to complete the preclinical evaluation of dipraglurant in this indication.

While the Neurosterix transaction strengthened our balance sheet, we continue to pursue collaborative arrangement to finance our portfolio of unpartnered assets.

We have made significant progress in 2024 and would like to acknowledge and thank our employees and collaboration partners for their dedication, loyalty and perseverance. We would also like to thank our shareholders for their continued support.

Vincent Lawton
Chairman of the Board

Tim Dyer
Chief Executive Officer

Financial Review

The following review and discussion of the financial results for 2024 should be read in conjunction with the consolidated financial statements and related notes, which have been prepared in accordance with International Financial Reporting Standards and are presented in this Annual Report.

We are a clinical development stage biopharmaceutical company focused on building a sustainable pharmaceutical business around our expertise in the discovery and development of oral small molecule allosteric modulators of G-protein coupled receptorsAs a result, commercialization is currently limited to licensing, and research and development services related to selected discovery and development stage programs.

On April 2, 2024, we divested a part of our business to Neurosterix Group including our allosteric modulator discovery platform and a portfolio of preclinical programs. We received a cash contribution of CHF 5.0 million and a 20% equity interest in Neurosterix US Holdings LLC, parent company of Neurosterix Group. We retained our partnerships with Janssen related to mGlu2 PAM and Indivior related to GABAB PAM, as well as unpartnered clinical stage assets including dipraglurant for brain injury recovery.

Under the terms of the agreement, we have exercised our right to select a development candidate for our independent GABAB PAM program and have substantially completed preclinical profiling for the treatment of chronic cough. We reported that Janssen decided to terminate the development of ADX71149 as the Phase 2 study for epilepsy did not achieve statistical significance for the primary endpoint.

In addition, we were engaged in a number of business development and financing activities related to securing resources to advance our portfolio, including entering into collaborations with patient advocacy groups, academic institutions and governmental organizations to characterize our portfolio of drug candidates and access expertise to complement our internal resources. At December 31, 2024, our headcount was 2 full time equivalents (FTEs) compared to 23 FTEs at December 31, 2023. Our average headcount was 7 in 2024 as most of our employees have been transferred to Neurosterix on April 2, 2024 (compared to 24 in 2023). In addition to our headcount, we engaged a number of consultants and service providers to complement our internal resources.

Results of operations

The following table presents our consolidated results of operations for the fiscal years 2024 and 2023:

Amounts in millions of Swiss francs	For the years ended December 31	
	2024	**2023***
Revenue from contract with customer.	**0.4**	**1.6**
Research and development expenses....	(0.8)	(1.2)
General and administrative expenses.....	(2.3)	(2.7)
Total operating costs	**(3.1)**	**(3.9)**
Operating loss	**(2.7)**	**(2.3)**
Finance result, net	-	(0.2)
Share of net loss of investments accounted for using the equity method....	(2.2)	-
Net loss from continuing operations	**(4.9)**	**(2.5)**
Net profit / (loss) from discontinued operations	**12.0**	**(8.1)**
Net profit / (loss) for the year	**7.1**	**(10.6)**

* The comparative information has been re-presented due to discontinued operations that have been reclassed to the financial line called "Net profit or loss from discontinued operations" (note 23). In the other sections of these consolidated financial statements an asterisk will indicate where comparative information has been re-presented.

Under IFRS, the sale of our allosteric modulator drug discovery platform and unpartnered preclinical portfolio to Neurosterix on April 2, 2024, required the identification of continuing operations related to retained programs by the Group and discontinued operations, including the net gain from the sale of a part of our business and discontinued operating activities related to income and expenses of divested activities by the Group in 2024 and 2023, respectively. The net gain from the sale of a part of our business, the income and expenses from discontinued operating activities have been reclassed to the financial line called "Net profit or loss from discontinued operations."

Income
Income from continuing operations decreased by CHF 1.2 million to CHF 0.4 million in 2024 compared to CHF 1.6 million in 2023 primarily due to the completion of the research phase of our collaboration with Indivior on June 30, 2024.

Research and development expenses
R&D expenses from continuing operations decreased by CHF 0.4 million to CHF 0.8 million in 2024, compared to CHF 1.2 million in 2023, primarily due to lower GABAB PAM outsourced R&D expenses as we completed the research phase of our collaboration with Indivior on June 30, 2024.

General and administrative expenses
G&A expenses from continuing operations decreased by CHF 0.4 million to CHF 2.3 million in 2024, compared to CHF 2.7 million in 2023, primarily due to decreased D&O insurance costs of CHF 0.4 million.

Finance Result, net
Finance loss decreased by CHF 0.2 million and was close to nil in 2024, compared to CHF 0.2 million in 2023 primarily due to decreased foreign exchange losses.

Share of net loss of investments accounted for using the equity method
We received an equity interest of 20% in Neurosterix US Holdings LLC as part of the Neurosterix Transaction executed on April 2, 2024 which has been accounted for as an investment using the equity method. The share of the net loss for the twelve-month period ended December 31, 2024 amounted to CHF 2.2 million.

Total net profit / loss of the period
The total net profit amounted to CHF 7.1 million in 2024 compared to a net loss of CHF 10.6 million in 2023. The increase of CHF 17.7 million is primarily due to the net gain of CHF 13.9 million from the sale of a part of our business to Neurosterix and decreased discontinued operations for CHF 6.0 million partially offset by an increase in the net loss from continuing operations due to the share of the net loss of investments accounted for using the equity method, amounting to CHF 2.2 million. Basic profit per share amounted to CHF 0.07 in 2024 compared to a basic loss per share of CHF 0.14 in 2023. During the same period, the fully diluted profit per share amounted to CHF 0.04 in 2024 compared to a fully diluted loss per share that remained unchanged at CHF 0.14 in 2023.

Balance sheet & cash flows

Total shareholders' equity increased by CHF 8.6 million and amounted to CHF 9.7 million at December 31, 2024 compared to CHF 1.1 million at December 31, 2023 primarily due to the net gain of CHF 13.9 million from the sale of a part of our business to Neurosterix including CHF 5.0 million in cash and CHF 9.4 million for the equity interest of 20% in Neurosterix US Holdings LLC, partially offset by the net loss of CHF 4.9 million incurred by continuing operations.

During the same period cash and cash equivalents decreased by CHF 0.6 million to CHF 3.3 million at December 31, 2024, compared to CHF 3.9 million at December 31, 2023, primarily due to the net loss on continuing and discontinued activities partially offset by the net consideration of CHF 5.0 received for the sale of a part of our business.

Shares and shareholders' information

At December 31, 2024, the Company had 184,354,496 (2023: 184,354,496) issued shares and a free float of approximately 57.80%. Of the issued shares at December 31, 2024, 56,061,527 shares (at December 31, 2023: 59,159,103 shares) are held by Addex Pharma SA and recorded as treasury shares. The closing share price was CHF 0.057 at December 31, 2024 compared to CHF 0.046 at December 31, 2023 and the market capitalization was CHF 10.5 million compared to CHF 8.5 million, respectively.

2025 Outlook

We are focused on securing collaborative arrangements with strategic partners and investors to secure the capabilities and financial resources to advance our portfolio of drug candidates.

Corporate Governance Report

General information

Addex Therapeutics Ltd's articles of association (the "Articles"), organizational rules (the "Organizational Rules") and policies provide the basis for the principles of Corporate Governance. These documents are available on Addex's website at https://www.addextherapeutics.com/en/investors/corporate-governance/. This report has been prepared in accordance with the SIX Swiss Exchange Directive on Information Relating to Corporate Governance dated June 29, 2022.

1.   Group structure and shareholders

1.1. Group structure

1.1.1. Description of Addex' operational group structure

Addex Therapeutics Ltd ("Addex" or the "Company"; CHE-113.514.094) is the holding and finance company of the Group. Addex Pharma SA (CHE-109.561.624), based in Geneva, Switzerland, a 100% subsidiary of the Company, is in charge of research, development, registration, commercialization, and holds the Group's intellectual property. Addex Pharma SA, with registered office at Chemin des Aulx 12, P.O. Box 68, CH-1228 Plan-les-Ouates, has a share capital of CHF 3,987,492 divided into 3,987,492 registered shares with a nominal value of CHF 1 each. Addex Pharma SA owns all the shares in Neurosterix SA, based at 9 chemin des Mines, 1202 Geneva with a share capital of CHF 100,000, paid up at CHF 50 000 and divided into 10,000,000 shares of CHF 0.01 each. Addex Pharmaceuticals France SAS, based in Archamps, France, with registered office at 72, Rue Georges de Mestral, Athena 1, Archamps Technopole, 74160 Archamps, France, has a share capital of EUR 37,000 divided into 37,000 registered shares with a nominal value of EUR 1 each, fully-owned by the Company. Addex Pharmaceuticals Inc, a company incorporated on May 29, 2019, registered in Delaware with its principal registered office at 1968 S Coast HWY #1915, Laguna Beach, CA 92651, USA, has a share capital of USD 1 divided into 1,000 shares fully owned by the Company. The Company also owns 20% of the share capital of Neurosterix US Holdings LLC, USA. Neurosterix US Holdings LLC directly owns all shares in Neurosterix Swiss Holdings AG, Switzerland and indirectly Neurosterix Pharma Sàrl whose principal place of business is Chemin des Mines 9, CH 1202 Geneva, Switzerland.

1.1.2. Listed company

Addex has its registered office c/o Addex Pharma SA, Chemin des Aulx 12, P.O. Box 68, CH-1228 Plan-les-Ouates, Geneva, Switzerland. Its shares have been listed on the SIX Swiss Exchange (SIX) since May 21, 2007 under the Swiss security number (Valorennummer) 2985075. The ISIN is CH0029850754, the common code is 030039254 and the ticker symbol is ADXN. Since January 29, 2020, its shares have been listed on the Nasdaq Stock Market (Nasdaq) under the symbol "ADXN" in the form of American Depositary Shares, or ADSs. On October 23, 2023, we changed our ratio of ordinary shares to ADS from six to one to the new ADS ratio of one hundred and twenty to one (the "ADS Ratio Change"). Except as otherwise indicated, all information in this annual report reflects the ADS Ratio Change. As of December 31, 2024, Addex' market capitalization was approximately CHF 10.55 million.

1.1.3. Non-listed company

For an overview of the operational non-listed consolidated entities please refer to section 1.1.1 above and page 68 in the section financial statements of this Annual Report.

1.2. Significant shareholders

As far as can be ascertained from the information available, the following shareholders owned 3% or more of the Company's voting rights as at December 31, 2024, based on disclosure notifications published to SIX, or information otherwise available to the Company:

Shareholder	Shares held[1]	% of voting rights[2]	% of capital[2]
Addex Pharma SA[3]	56,061,527	30.41%	30.41%
Lock-up group[4]	11,438,231	6.20%	6.20%
Tim Dyer[5]	10,560,568	5.73%	5.73%

[1] This table presents the number of shares held by the shareholders listed therein. The derivative holdings held by such shareholders are not included.
[2] Based on the share capital registered in the commercial register as of December 31, 2024 (*i.e.* CHF 1,843,544.96 divided into 184,354,496 registered shares).
[3] The beneficial owner is Addex Therapeutics Ltd, Chemin des Aulx 12, CH-1228 Plan-les-Ouates, Switzerland. The number of treasury shares held by Addex Pharma SA indicated above differs from the information published in the latest SIX notification published on December 19, 2023 and is based on the information from our share register as of December 31, 2024.
[4] Lock-up group established by a lock-up agreement among the following beneficial owners following the exercise of options granted to Board Members, Executive Managers and employees: Tim Dyer, who owned 3.41% of the voting rights as of December 31, 2024, and 23 other shareholders, who individually hold less than 3% of the voting rights. The lock-up agreement will terminate on May 11, 2027. The number of shares held by Tim Dyer and the lock-up group indicated above differs from the information published in the latest SIX notification published on June 7, 2024, and is based on the information from our share register as of December 31, 2024.
[5] The number of shares held by Tim Dyer above differs from the information published in the latest SIX notification published on August 8, 2024, and is based on the information from our share register as of December 31, 2024

For a comprehensive list of notifications of shareholdings received during 2024 pursuant to article 120 of the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading (FMIA) and its implementing ordinances, refer to the SIX website (https://www.ser-ag.com/en/resources/notifications-market-participants/significant-shareholders.html#/).

1.3. Cross-shareholdings

There are no cross-shareholdings in terms of capital shareholdings or voting rights in excess of 5%.

2. Capital structure

There were 2,274 shareholders registered in the share register on December 31, 2024. The distribution of shareholdings is divided as follows:

Number of shares	Number of registered shareholders on December 31, 2024
1 to 100	187
101 to 1,000	674
1,001 to 10,000	857
10,001 to 100,000	454
100,001 to 1,000,000	95
Above 1,000,001	7
Total	**2,274**

The shareholder base on December 31, 2024 was constituted as follows:

Shareholder structure according to category of investors
(weighted by number of shares)

Private persons	37.69%
Institutional shareholders	1.92%
Treasury shares held by the Group	30.41%
Holder of ADSs listed on Nasdaq not registered in the share register	12.58%
Non-identified	17.40%
Total	**100.00%**

Shareholder structure by country
(weighted by number of shares)

Switzerland	33.73%
United States	0.81%
Other countries	5.07%
Treasury shares held by the Group	30.41%
Holder of ADSs listed on Nasdaq not registered in the share register	12.58%
Non-identified	17.40%
Total	**100.00%**

2.1. Capital

As of December 31, 2024, the share capital amounted to CHF 1,843,544.96 consisting of 184,354,496 issued shares with a nominal value of CHF 0.01 per share. As of December 31, 2024, the Company, indirectly, held 56,061,527 of its own shares. These shares are recorded as treasury shares.

2.2. Capital band and conditional capital

Capital band

As of December 31, 2024, and according to article 3b of the Articles, the Company has a capital band ranging from CHF 1,843,544.96 (lower limit) to CHF 2,765,317.44 (upper limit), authorizing the Board to increase the share capital within the capital band, once or several times and in any amounts, until June 27, 2029 or until an earlier expiry of the capital range. The capital increase may be effected by issuing up to 92,177,248 fully paid-in registered shares with a par value of CHF 0.01 each or by increasing the par value of the existing shares within the limit of the capital range. The capital band does not authorize the Board to reduce the share capital. If the share capital increases as a result of an increase from conditional capital pursuant to Article 3c A) and B), the Board shall increase the lower and upper limits of the capital band accordingly.

In the event of an issue of shares, the subscription and acquisition of the new shares as well as any subsequent transfer of the shares shall be subject to the restrictions pursuant to Article 5 of the Articles.

In the event of a capital increase within the capital range, the Board of Directors shall, to the extent necessary, determine the issue price, the type of contribution (including cash contributions, contributions in kind, set-off and conversion of reserves or of profit carried forward into share capital), the date of issue, the conditions for the exercise of subscription rights and the beginning date for dividend entitlement. In this regard, the Board of Directors may issue new shares by means of a firm underwriting through a financial institution, a syndicate of financial institutions or another third party and a subsequent offer of these shares to the existing shareholders of third parties (if the subscription rights of the existing shareholders have been withdrawn or have not been duly exercised). The Board of Directors is entitled to permit, to restrict or to exclude the trade with subscription rights. If may permit the expiration of subscription rights that have not been duly exercised, or it may place such rights or shares as to which subscription rights have been granted, but not duly exercised, at market conditions or may use them otherwise in the interest of the Company.

In the event of a share issue the Board of Directors shall be authorized to restrict or exclude the subscription rights of shareholders and allocate such rights to third parties, the company or any of its Group companies:

- if the issue price of the new shares is determined by reference to the market price;
- for raising equity capital in a fast and flexible manner, which would not be possible, or would only be possible with great difficulty or at significantly less favorable conditions, without the exclusion of the advanced subscription rights of existing shareholders;
- for the acquisition of companies, part(s) of companies or participations, for the acquisition of products, intellectual property or licenses by or for investment projects of the Company or any of its group companies, or for the financing or refinancing of any of such transactions through a placement of shares;
- for the participation of directors and employees at all level of the Company and its group companies;
- for the issuance of shares for conversions under convertible debt instruments, bonds, loans and similar forms of financing of the Company or of a subsidiary company, which are being issued for the purposes of investments or acquisitions;
- for the financing of research and clinical development programs and other strategic projects of the Company;
- for purposes of broadening the shareholder constituency of the Company in certain financial or investor markets, for purposes of the participation of strategic partners including financial investors, or in connection with the listing of new shares on domestic or foreign stock exchanges; or
- for purposes of granting an over-allotment option (Greenshoe) of up to 20% of the total number of shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s).

Conditional share capital

As of December 31, 2024 and according to article 3c(A) of the Articles, the share capital of the Company may be increased by a maximum aggregate amount of CHF 413,349.92 through the issuance of a maximum of 41,334,992 registered shares, which shall be fully paid-in, with a par value of CHF 0.01 per share by the exercise of option rights or subscription rights attached to *bons de jouissance* which the employees, directors, contractors and/or consultants of the Company or a group company are granted according to respective regulations of the Board. The pre-emptive rights of the shareholders are excluded. The acquisition of registered shares through the exercise of option rights or subscription rights granted to the holders of *bons de jouissance* and the subsequent transfer of the registered shares shall be subject to the transfer restrictions provided in article 5 of the Articles.

According to article 3c(B) of the Articles, the share capital of the Company may be increased by a maximum aggregate amount of CHF 508,422.56 through the issuance of a maximum of 50,842,256 registered shares, which shall be fully paid-in, with a par value of CHF 0.01 per share by the exercise of option and/or conversion rights which are granted to shareholders of the Company and/or in connection with the issue of convertible debt instruments ,bonds, loans, options, warrants or similar obligations or other financial instruments by the Company or another group company. In the case of such grants of option and/or conversion rights, the advanced subscription right of shareholders is excluded. The holders of option and/or conversion rights are entitled to receive the new shares. The Board shall determine the terms of the option and/or conversion rights. The acquisition of registered shares through the exercise of option or conversion rights and the subsequent transfer of the registered shares shall be subject to the transfer restrictions provided in article 5 of the Articles.

The Board of Directors shall be authorized to restrict or exclude the advanced subscription rights of shareholders :
- if the debt or other financial instruments and/or conversion rights or warrants are issued for the purpose of financing or refinancing of the acquisition of enterprises, parts of an enterprise, or participations or new investments;
- if such debt or other financial instruments and/or conversion rights or warrants are issued on the national or international capital markets and for the purpose of a firm underwriting by a banking institution or a consortium of banks with subsequent offering to the public; or
- if such debt or other financial instruments and/or conversion rights or warrants are issued for raising capital in a fast and flexible manner, which would not be achieved without the exclusion of the advanced subscription rights of the existing shareholders. If the advance subscription rights are excluded by the Board of Directors, the following shall apply: the issuance of convertible bonds or warrants or other financial market instruments shall be made at the prevailing market conditions (including dilution protection provisions in accordance with market practice) and the new shares shall be issued pursuant to the relevant conversion or exercise rights in connection with bond or warrant issue conditions. Conversion rights may be exercised during a maximum 10-year period, and warrants may be exercised during a maximum 10-year period, in each case from the date of the respective issuance.

2.3. Changes in capital

Nominal share capital

December 31, 2022	CHF 1,153,483
December 31, 2023[(1)]	CHF 1,782,345
December 31, 2024	CHF 1,843,545

(1) The amount of CHF 1,782,345 relates to the share capital effectively registered in the commercial register as of December 31, 2023. From December 12, 2023 to December 31, 2023, 6,120,000 additional shares were issued out of the conditional capital at a nominal value of CHF 0.01 each for a total amount of CHF 61,200. These new shares were registered in the commercial register on February 20, 2024.

Conditional share capital

December 31, 2022	CHF 151,976
December 31, 2023[(2)]	CHF 891,173
December 31, 2024	CHF 921,773

(2) The amount of CHF 891,173 relates to the amount of conditional share capital stated in the articles of association as of December 31, 2023. From December 12, 2023 to December 31, 2023, 6,120,000 shares were issued out of the conditional capital, all of which were registered in the commercial register on February 20, 2024.

Authorized share capital [(3)]

December 31, 2022	-

(3) Under the new Swiss corporate law, which became effective on January 1, 2023, the instrument of the authorized share capital has been replaced with that of the capital band.

Capital band

December 31, 2023	CHF 891,173
December 31, 2024	CHF 921,773

Changes in capital in 2022

On December 15, 2022, the Company increased its share capital from CHF 979,094 to CHF 1,153,483 through the issuance of 17,438,883 new registered shares at a nominal value of CHF 0.01 each out of the conditional capital following the exercise of 17,438,883 equity incentive units at a strike price of CHF 0.13 by Board Members, Executive Managers and other employees on October 26, 2022.

On October 31, 2022, the Company increased its share capital from CHF 652,730 to CHF 979,094 through the issuance of 32,636,476 new registered shares at nominal value of CHF 0.01 each out of the authorized capital.

On May 9, 2022, the shareholders (i) increased the authorized capital from CHF 8,636,476 to CHF 32,636,476 and extended its term to May 9, 2024 and (ii) increased the conditional capital from CHF 24,636,476 to CHF 32,636,476. On the same date, the shareholders approved the reduction of the nominal value from CHF 1.00 to CHF 0.01 of all 65,272,952 issued shares, and of all shares issuable from the authorized capital and conditional capital. The approved reduction was registered by the Geneva's commercial registry on July 19, 2022 and published on July 22, 2022, after the expiration of a period of two months from the publication in the Swiss Gazette of Commerce of three calls to creditors. The Company's share capital was thus reduced by a total amount of CHF 64,602,222.48 from CHF 65,272,952 to CHF 652,729.52, and its authorized capital and conditional capital were each reduced by a total amount of CHF 32,310,111.24 from CHF 32,636,476 to CHF 326,634.76. The Company's total number of issued shares (i.e. 65,272,952) as well as its total number of issuable shares out of the authorized capital and conditional capital were not affected by the reduction. The amount corresponding to the nominal reduction of the Company's issued capital was allocated to capital contributions reserves and there was no distribution to shareholders.

On February 2, 2022, the Company increased its share capital from CHF 49,272,952 to CHF 65,272,952 through the issuance of 16,000,000 new registered shares at nominal value of CHF 1 each out of the authorized capital.

Changes in capital in 2023

On December 19, 2023, the shareholders increased (i) the upper limit of the capital band allowing the Board of Directors to increase the share capital up to CHF 2,673,517.44 at any time until December 18,2028 by issuing 89,117,248 shares at a nominal value of CHF 0.01 each, and (ii) the conditional capital from CHF 276,879.70 to CHF 891,172.48. As of December 31, 2023, the conditional share capital decreased to CHF 829,972.48 following the issuance of 6,120,000 shares at a nominal value of CHF0.01 through the exercise of pre-funded warrants by one investor from December 12, 2023 to December 31, 2023. As a consequence, the share capital increased by CHF 61,200 and the upper limit of the capital band increased to CHF 2,734,717.44. The 6,120,000 new issued shares have been registered in the commercial register on February 20, 2024 in accordance with Swiss corporate law.

On December 13, 2023, the Company (i) increased its share capital by CHF 153,000 through the issuance of 15,300,000 new registered shares from its capital band to its fully owned subsidiary, Addex Pharma SA, at CHF 0.01 per share and (ii) registered in the commercial register a total of 29,986,185 new registered shares issued from its conditional capital. Of these 29,986,185 shares, 17,458,950 were issued following the exercise of pre-funded warrants by one investor and 12,527,235 were issued following the exercise of equity incentive units by Board Members, Executive Managers and employees.

On June 14, 2023, the Company increased its share capital by CHF 176,000 through the issuance of 17,600,000 new registered shares from its capital band to its fully owned subsidiary, Addex Pharma SA, at CHF 0.01 per share.

On May 31, 2023, the shareholders (i) replaced the authorized capital with a capital band, as introduced under the new Swiss corporate law, under a new article 3b in the Articles, thereby allowing the Board to increase the share capital up to CHF 1,730,224.66 at any time until May 30, 2028 by issuing 57,674,155 shares at a nominal value of CHF 0.01 each, and (ii) increased the conditional capital from CHF 151,975.93 to CHF 576,741.55.

Changes in capital in 2024

On June 28,2024, the shareholders increased (i) the upper limit of the capital band allowing the Board of Directors to increase the share capital up to CHF 2,765,317.44 at any time until June 27,2029 by issuing 92,177,248 shares at a nominal value of CHF 0.01 each, and (ii) the conditional capital from CHF 829,972.48 to CHF 921,772.48.

On February 20, 2024, in accordance with Swiss law, the Company registered in the commercial register 6,120,000 new shares issued out of the conditional capital from December 12, 2023 to December 31, 2023 following the exercise of prefunded warrants granted to one institutional investor on April 3, 2023.

For further information on changes in capital including changes in reserves, refer to the consolidated statements of changes in equity as well as note 14 of the consolidated financial statements included in this Annual Report.

2.4. Shares and participation certificates

Addex has one class of shares, *i.e.* registered shares with a nominal value of CHF 0.01 per share. Each share is fully paid up and carries one vote and equal dividend rights, with no privileges. The Company has no participation certificates (*bons de participation* / *Partizipationsscheine*).

2.5. Dividend-right certificates

Equity sharing certificates are available for granting to employees and/or directors and/or consultants of the Company or any Group company under the Group's equity incentive plan. Equity sharing certificates do not form part of the share capital, have no nominal value, and do not grant any right to vote nor to attend meetings of shareholders. The Company has 1,700 issued equity sharing certificates (*bons de jouissance/Genussscheine*). Each equity sharing certificate grants the right to subscribe for 1,000 shares of the Company and a right to liquidation proceeds of the Company calculated in accordance with article 34 of the Articles. The Company's shares and equity sharing certificates are not certificated. Shareholders and equity sharing certificate holders are not entitled to request printing and delivery of certificates, however, any shareholder or equity sharing certificate holder may at any time request the Company to issue a confirmation of their holdings. As of December 31, 2024, no equity sharing certificate has been granted under any equity incentive plan.

2.6. Limitations on transferability of shares and nominee registration

A transfer of uncertified shares is affected by a corresponding entry in the books of a bank or depository institution following an assignment in writing by the selling shareholder and notification of such assignment to Addex by the bank or the depository institution. If following a transfer of shares a shareholder wishes to vote at or participate in a shareholders' meeting, such shareholder must file a share registration form in order to be registered in the share register with voting rights. Failing such registration, a shareholder may not vote at or participate in a shareholders meeting. The shares in the form of American Depository Shares or ADSs are held by Citibank acting as depositary and voted at the shareholders' meeting according to the instructions received from the ADS holders.

A purchaser of shares will be recorded in Addex' share register as a shareholder with voting rights if the purchaser discloses its name, citizenship or registered office and address and declares that it has acquired the shares in its own name and for its own account.

Article 5 of the Articles provides that a person or entity not explicitly stating in its registration request that it will hold the shares for its own account (Nominee) may be entered as a shareholder in the share register with voting rights for shares up to a maximum of 5% of the share capital as set forth in the commercial register. Shares held by a Nominee that exceed this limit are only registered in the share register with voting rights if such Nominee discloses the name, address and shareholding of any person or legal entity for whose account it is holding 1% or more of the share capital as set forth in the commercial register. The limit of 1% shall apply correspondingly to Nominees who are related to one another through capital ownership or voting rights or have a common management or are otherwise interrelated. A share being indivisible, hence only one representative of each share will be recognized. Furthermore, shares may only be pledged in favor of the bank that administers the bank entries of such shares for the account of the pledging shareholders. If the registration of shareholdings with voting rights was effected based on false information, the Board may cancel such registration with retroactive effect.

There are no further rules in the Articles for granting exceptions and no exceptions were granted in 2024. The Articles do not contain any provisions on the procedure and conditions for cancelling privileges and limitations on transferability.

2.7. Convertible bonds and options

As of December 31, 2024, the Company has no convertible or exchangeable bonds or loans outstanding. As of December 31, 2024, the Company has a total of 69,683,409 options outstanding, divided into 61,676,618 warrants ("the Warrants"), and 8,006,791 shares reserved for our employee incentive plans (the "ESOP Shares"). As of the issuance date of this annual report, we had 63,816,511 equity instruments outstanding following the forfeiture of the 5,866,898 warrants described below on March 28, 2025.

The ESOP Shares are granted to non-executive directors, members of the executive management, employees or consultants in accordance with our employee incentive plans. They vest over a four-year period and have a 1:1 subscription ratio, a ten-year expiration term and an exercise price between CHF 0.043 to CHF 3.00.

5,866,898 of the Warrants have been granted to various investors in connection with the capital increase of March 28, 2018. Each of the Warrants entitles the investors to subscribe without any specific conditions one registered share at an exercise price of CHF 3.43 until March 28, 2025.

The remaining 55,809,720 Warrants have been granted to the same institutional investor (the "Institutional Investor") through three offerings, which occurred on December 21, 2021, July 26, 2022 and April 5, 2023. Each of the Warrants entitles the Institutional Investor to subscribe without any specific conditions one ADS representing 120 shares at an exercise price of USD 20.00 per ADS (equivalent to CHF 0.15 per share) until April 5, 2028.

For information on equity incentive plans, refer to notes 14 and 15 of the consolidated financial statements included in this Annual Report.

3. Board of Directors

3.1. Members of the Board of Directors

The following table sets forth the name, year joined the Board, position and directorship term of each member of the Board, followed by a short description of each member's business experience, education and activities. Except for Tim Dyer and Roger Mills, all Board members are non-executive and none of them were members of the management of the Company or one of its subsidiaries in the three financial years before 2024 or has significant business connections with the Company or one of its subsidiaries.

Name	Year of birth	Nationality	First elected	Elected until	Board
Vincent Lawton	1949	UK	2009	2025	Chairman
Raymond Hill	1945	UK	2015	2025	Member
Tim Dyer	1968	Swiss/UK	2015	2025	Member
Roger Mills	1957	US/UK	2017	2025	Member
Jake Nunn	1970	US	2018	2025	Member
Isaac Manke	1977	US	2018	2025	Member

Vincent Lawton
Chairman of the Board of Directors

Professor Lawton was Vice President Merck Europe and Managing Director of MSD UK until he stepped down in 2006, after 26 years' service internationally for Merck & Co Inc. He was appointed CBE (Commander of the British Empire) by the Queen of England for services to the Pharmaceutical Industry. During his tenure, MSD UK achieved sustained commercial success, launching many new medicines to the market in a wide range of therapeutic areas, becoming the fastest growing company in the market over a number of years. He worked in commercial, research and senior management roles in France, the US and Canada, Spain and throughout Europe. As President of the UK Industry Association, the ABPI, he negotiated industry pricing, worked with Government bodies to help establish the UK globally as a leading center of clinical research. He served on the board of the UK regulatory authority (MHRA) from 2008 to 2015. He was Senior Strategy Adviser for Imperial College Department of Medicine, University of London and serves as a consultant to a number of leading healthcare organizations. He is also a board member of Neurosterix. He studied Psychology at the University of London and holds an undergraduate degree and PhD.

Raymond Hill
Member of the Board of Directors

Dr. Hill was previously a member of the Board of Directors from the Annual General Meetings of 2008 until 2012. Currently Visiting Professor of Pharmacology at Imperial College in London, Chairman/Non-Executive Director of Avilex (Denmark) and member of the SAB of Neurosterix (Switzerland), an allosteric modulator drug discovery and development company based on the former Addex Technology platform of which Addex owns a 20% equity interest. Dr Hill was previously Chair of SAB Asceneuron (Switzerland) from 2014 to 2021 and was NED of Orexo AB (Sweden) from 2008 to 2019. Prior to his retirement, he was Executive Director, Licensing and External Research at Merck/MSD in Europe (2002 - 2008); Executive Director, Pharmacology (1990-2002) at the Merck Neuroscience Research Centre and had oversight responsibility for Neuroscience research at the Banyu Research Labs in Tsukuba, Japan (1997-2002). At Merck, he chaired a number of discovery project teams including those responsible for the marketed products Maxalt® and Emend®. Dr. Hill received his academic training (BPharm PhD) at the University of London. He was awarded an Honorary DSc by the University of Bradford in 2004 and was elected to Fellowship of the Academy of Medical Sciences in 2005. He was a lecturer in Pharmacology at the University of Bristol School of Medicine from 1974 to 1983 and supervisor in Pharmacology at Downing

College, University of Cambridge from 1983 to 1988. He joined the pharmaceutical industry in 1983 as Head of Biology and founder member of the Park Davis Research Unit at Cambridge. In 1988, he joined SK&F (United Kingdom) as Group Director of Pharmacology and in 1990 moved to Merck. He is a past Council Member of the UK Academy of Medical Sciences and President Emeritus of the British Pharmacological Society. He is a Visiting Professor at the University of Bristol and was a member of the UK Government Advisory Council on the Misuse of Drugs from 2010 to 2019. He continues to serve on the ACMD Working Group on the Medicinal Uses of Cannabis and is a member of the drug misuse WG of Royal Pharmaceutical Society Science Committee.

Tim Dyer
Member of the Board of Directors and Chief Executive Officer

Since co-founding Addex in 2002, Mr. Dyer has played a pivotal role in building the Addex Group, raising significant capital, including Addex IPO, Nadaq listing, Neurosterix spin-out and negotiating licensing agreements with pharmaceutical industry partners. Prior to founding Addex, he spent 10 years with Price Waterhouse, or PW & PricewaterhouseCoopers, or PwC in the UK and Switzerland as part of the audit and business advisory group. Mr. Dyer has extensive experience in finance, corporate development, business operations and the building of start-up companies. He is a UK Chartered Accountant and holds a BSc (Hons) in Biochemistry and Pharmacology from the University of Southampton, UK. Mr Dyer is also CEO and a board member of Neurosterix, an allosteric modulator drug discovery and development company created by Addex and Perceptive advisors based on the Addex allosteric modulator drug discovery technology platform and preclinical.

Roger Mills
Member of the Board of Directors and Chief Medical Officer

Dr. Mills brings more than 30 years of biopharmaceutical industry experience at both large global pharmaceutical companies and smaller biotechnology companies, including Acadia Pharmaceuticals, Pfizer, Gilead Sciences, Abbott Laboratories and The Wellcome Foundation, across a spectrum of disease areas. His extensive track record includes managing drug development programs, including IND's and NDAs as well as post-marketing and OTC products. Most recently, Dr. Mills was with Acadia Pharmaceuticals for nine years, serving as Executive Vice President, Development and Chief Medical Officer. In this role, he oversaw the largest ever international Phase 3 program in Parkinson's Disease Psychosis and led its NDA submission to the FDA for NUPLAZID, which was subsequently approved and remains the first and only medication approved in this indication. Dr. Mills currently serves as an Honorary Professor at the University of Exeter, UK and is a Fellow of the Faculty of Pharmaceutical Medicine, a faculty of the three Royal Colleges of Physicians of the UK. He is a member of the Board of Directors of Enterin Inc, a US biopharmaceutical company. He received his medical degree from Imperial College, Charing Cross Hospital Medical School, London, United Kingdom.

Jake Nunn
Member of the Board of Directors

Mr. Nunn has more than 30 years of experience in the life science industry as an investor, independent director, research analyst and investment banker. He is currently an independent advisor to life science companies and a partner at SR One Capital Management. Mr. Nunn was previously a venture advisor at New Enterprise Associates, or NEA, where he was a partner from 2006 to 2018, focusing on later-stage specialty pharmaceuticals, biotechnology and medical device investments and managing a number of NEA's public investments in healthcare. Mr. Nunn is a Director of Regulus Therapeutics (Nasdaq: RGLS) and Zenas BioPharma, Inc. (Nasdaq: ZBIO). He previously was a Director of Dermira Inc. (acquired by Eli Lilly), Hyperion Therapeutics (acquired by Horizon Pharma PLC), TriVascular (acquired by Endologix), Aciex Therapeutics (acquired by Nicox SA), Transcept Pharmaceuticals (merged with Paratek) and a board observer at Vertiflex, Inc. (acquired by Boston Scientific). Prior to NEA, Mr. Nunn worked at MPM Capital as a Partner with the MPM BioEquities Fund, where he specialized in public, PIPE and mezzanine-stage life sciences investing. Previously, he was a healthcare research analyst and portfolio manager at Franklin Templeton Investments. Mr. Nunn was also an investment banker with Alex. Brown & Sons. He received an MBA from the Stanford Graduate School of Business and an AB in Economics from Dartmouth College. Mr. Nunn holds the Chartered Financial Analyst designation, is a member of the CFA Society of San Francisco, and recently completed the Stanford GSB Directors' Consortium executive education program.

Isaac Manke
Member of the Board of Directors

Dr. Manke has more than 15 years of experience in the life science industry as an investor, research analyst, consultant and scientist. Dr Manke is currently a General Partner at Acorn Bioventures, where he focuses on investing in small-cap public and private biotechnology companies. Prior to Acorn, Isaac spent 11 years at New Leaf Venture Partners (NLV). In addition to private venture investments, during his time at NLV, he also led the firm's public investment activities initially with the public portfolio within NLV-II, and from 2014 through 2019, had day-to-day management and oversight responsibility for the NLV Biopharma Opportunities Funds. Isaac is a Director of Onkure therapeutics (Nasdaq : OKUR) and Q32 Bio (Nasdaq : QTTB). Dr Manke has been a board member or observer for several companies, including the boards of True North Therapeutics (acquired by Bioverativ) and Karos Pharmaceuticals (acquired by an undisclosed company). Previously, Isaac was an Associate in the Global Biotechnology Equity Research group at Sanford C. Bernstein. Isaac was also an Associate in the Biotechnology Equity Research group at Deutsche Bank and was a Senior Analyst at Health Advances, a biopharmaceutical and medical device strategy consulting firm. Isaac received a B.A. in Biology and a B.A. in Chemistry at Minnesota State University (Moorhead), and a Ph.D. in Biophysical Chemistry and Molecular Structure at the Massachusetts Institute of Technology, or MIT. Isaac's discoveries led to several publications in top journals, including Science and Cell, and were selected by Science as one of the "2003: Signaling Breakthroughs of the Year". These discoveries also resulted in four issued patents.

3.2. Other activities and vested interests

Apart from the information given above, none of the members of the Board has had other activities or holds any positions:
— in governing and supervisory bodies of important Swiss and foreign organizations, institutions and foundations under private and public law;
— of permanent management and consultancy functions for important Swiss and foreign interest groups; or
— of official government functions and political posts.

3.3. Rules in the articles of incorporation regarding the number of permitted mandates outside the Company

Article 31 of the Articles provides certain restrictions to the number of mandates that members of the Board may have in the supreme governing bodies of legal entities registered in the Swiss commercial register or similar foreign register as follows:
— no member of the Board may hold more than fourteen additional mandates of which no more than four mandates in listed entities;
— mandates in companies controlled by Addex or which control Addex are not subject to restrictions;
— mandates that are held by order and on behalf of Addex or companies under Addex control are restricted to ten; and
— mandates in associations, charitable organizations, family trusts and foundations relating to post-retirement benefits and other not-for-profit organizations are restricted to twenty-five.

Multiple mandates in different legal entities which are under common control or same beneficial ownership are deemed to be one mandate.

3.4. Elections and terms of office

In accordance with articles 15, 16 and 17 of the Articles:
— The Board shall consist of between one and eleven members. The Company currently has six Board members.
— In accordance with the Swiss Federal Code of Obligations, members of the Board including the Chairman are appointed and removed exclusively by shareholders' resolution for a term of one year until completion of the next annual general meeting of shareholders.
— The members of the Board and the Chairman of the Board may be re-elected without limitation.
— If the office of the Chairman of the Board is vacant, the Board shall appoint a Chairman from among its members for a term of office extending until completion of the next annual general meeting of shareholders.
— Subject to mandatory law and the provisions of these Articles, the Board determines its own internal organization and the modalities for the passing of resolutions in its Organizational Rules.

3.5. Internal organization

Except for the election of the Chairman of the Board and the members of the Compensation Committee (which are to be elected by the general meeting of shareholders), the Board determines the Company's internal organization. It shall elect the members of the Audit Committee and of the Nomination Committee and appoint a Secretary who does not need to be a member of the Board. The committees may designate their own secretaries.

3.5.1. Allocation of tasks within the Board of Directors

The Articles and Organizational Rules define the Company's internal organization and areas of responsibility of the Board, Chairman, Chief Executive Officer ("CEO") and the Executive Management. In accordance with article 17 of the Articles, the Board may appoint from amongst its members standing or *ad hoc* committees entrusted with the preparation and execution of its decisions or the supervision of specific parts of business of the Company.

3.5.2. Committees of the Board of Directors

As of December 31, 2024, the Company had two committees: The Audit Committee and the Compensation Committee. These Committees are assisting the Board in fulfilling its duties and also have decision authority to the extent described below.

The Board Committees as of December 31, 2024

Members of the Board of Directors	Board of Directors	Audit Committee	Compensation Committee
Vincent Lawton	Chairman	Chairman	Member
Raymond Hill	Member	–	Chairman
Tim Dyer	Member	–	–
Roger Mills	Member	–	–
Jake Nunn	Member	Member	–
Isaac Manke	Member	Member	–

Audit Committee

Members as of December 31, 2024: The Audit Committee consists of Vincent Lawton (Chairman Audit Committee), Jake Nunn and Isaac Manke.

In accordance with the Organization Rules, the Audit Committee consists of up to three non-executive and independent Directors. The members have to be financially literate.

Pursuant to the Organizational Rules, a "non-executive" Director is a Director who does not perform any line management function within the Company; an "independent" Director is a non-executive Director and a Director who never was or was more than three years ago a member of the Executive Management and who has no or comparatively minor business relations with the Company. The members shall be appointed, as a rule, for the entire duration of their mandate as Board members and be re-eligible.

The Audit Committee assists the Board in fulfilling its duties of supervision of management. The Audit Committee has following powers and duties:
— to review and assess the effectiveness of the statutory auditors and the group auditors, in particular their independence from the Company. In connection therewith, it reviews in particular additional assignments given by the Company or its subsidiaries. It may issue binding regulations or directives in connection with such additional assignments;
— to review and assess the scope and plan of the audit, the examination process and the results of the audit and to examine whether the recommendations issued by the auditors have been implemented by management;
— to review the auditors' reports, to discuss their contents with the auditors and with the management;
— to approve the terms and conditions of the engagement of the auditors;
— to assess the risk assessment established by the management and the proposed measures to reduce risks;
— to assess the state of compliance with norms within the Company;
— to review in cooperation with the auditors, the CEO and Head of Finance whether the accounting principles and the financial control mechanism of the Company and its subsidiaries are appropriate in view of the size and complexity of the Group;
— to review the annual and interim statutory and consolidated financial statements intended for publication. It should discuss these with the CEO and the Head of Finance and, separately, with the head of external audit; and
— to make a proposal to the Board with respect to these annual and interim statutory and consolidated financial statements; the responsibility for approving the annual financial statements remains with the Board.

Should an internal audit function be established, the Audit Committee would have the power and duties:
— to review the effectiveness of the internal audit function, its professional qualifications, resources and independence and its cooperation with external audit;
— to approve the annual internal audit concept and the annual internal audit report, including the responses of the management thereto;

The Audit Committee regularly reports to the Board on its decisions, assessments, findings and proposes appropriate actions.

Nomination Committee

In accordance with the Organization Rules, should the Board elect to constitute a Nomination Committee then the Nomination Committee shall consist of up to three Directors, the majority of which shall be non-executive and independent. The Board did not constitute a Nomination Committee in 2024.

Compensation Committee

Members as of December 31, 2024: Raymond Hill (Chairman Compensation Committee) and Vincent Lawton.

In accordance with the Organization Rules, the Compensation Committee consists of two non-executive and independent Directors. Pursuant to the Organizational Rules, a "non-executive" Director is a Director who does not perform any line management function within the Company; an "independent" Director is a non-executive Director and a Director who never was or was more than three years ago a member of the Executive Management and who has no or comparatively minor business relations with the Company. The members shall be appointed by the shareholder's meeting until the next ordinary general meeting of shareholders and be re-eligible.

The Compensation Committee assists the Board in fulfilling its remuneration related matters. The Compensation Committee has the following powers and duties:
— to review and assess on a regular basis the remuneration system of the Company and the Group (including the management incentive plans) and to make proposals in connection thereto to the Board;
— to recommend the terms of employment, in particular the remuneration package, of the CEO and to make proposals in relation to the remuneration of Directors;
— to recommend upon proposal of the CEO the terms of employment, in particular the remuneration package, of employees reporting directly to the CEO as well as review matters related to the compensation of other top managers, as well as the general employee compensation, benefit policies and HR practices of the Company; and
— to make recommendations on the grant of options or other securities under any management incentive plan of the Company.

The Compensation Committee regularly reports to the Board on its decisions, assessments, findings and proposes appropriate actions.

The Compensation Committee meets as often as business requires. The Compensation Committee held three meetings in 2024 to analyze the 2023 achievements versus the planned corporate objectives, determine the performance related bonus pool, reexamine the annual salary review process and 2024 corporate objectives as well as to amend the grant conditions relating to the strike price (See Compensation report of the Group).

3.5.3. Working methods of the Board of Directors and its committees

In 2024, the Board held four virtual meetings with average duration of half a day. In addition to formal Board meetings, the Board holds additional *ad hoc* meetings or telephone conferences to discuss specific matters. The CEO and Chief Medical Officer ("CMO") are entitled to attend every Board meeting and to participate in its debates and deliberations with the exception of non-executive sessions.

During Board meetings, each member of the Board may request information from the other members of the Board, as well as from the members of the Executive Management present on all affairs of the Company. The CEO reports at each meeting of the Board on the course of business of the Company in a manner agreed upon from time to time between the Board and the CEO. The Board also engages specific advisors to address specific matters when required.

In addition to reporting at Board meetings, the CEO reports immediately any extraordinary event and any significant change within the Company to the Chairman. Outside of Board meetings, each member of the Board may request from the CEO information concerning the course of business of the Company.

3.6. Definition of areas of responsibility

The Board is the ultimate corporate body of the Company. It further represents the Company towards third parties and shall manage all matters which by law, Articles or Organizational Rules have not been delegated to another body of the Company.

In Accordance with article 19 of the Articles, the Board has delegated all areas of management of the Group's business to the CEO and the Executive Management, and has granted the CEO the power to appoint the members of the Executive Management. The Board carries out the responsibilities and duties reserved to it by law, the Articles and the Organizational Rules. The following responsibilities remain with the Board:

– the ultimate direction of the Company and the Group and the issuance of the necessary instructions;
– the determination of the organization of the Company, including the adoption and revision of the Organizational Rules;
– the organization of the accounting system, the financial control and the financial planning;
– the appointment, remuneration and dismissal of the CEO of the company and of managers directly reporting to the CEO, as well as the determination of their signatory power;
– the ultimate supervision of the persons entrusted with management of the Company, specifically in view of their compliance with the law, the Articles, the Organizational Rules and directives given from time to time by the Board;
– the preparation of the business report, the preparation for the meetings of shareholders and the implementation of the resolutions adopted by the meeting of shareholders;
– the filing of a request for a debt restructuring moratorium and the notification of the judge if liabilities exceed assets;
– the preparation of the compensation report;
– the passing of resolutions regarding the supplementary contribution for shares not fully paid-in;
– the passing of resolutions concerning an increase in share capital to the extent that such power is vested in the Board, and of resolutions concerning the confirmation of capital increases and corresponding amendments to the Articles, as well as making the required report on the capital increase;
– the non-delegable and inalienable duties and powers of the Board pursuant to the Swiss Merger Act and any other law;
– the examination of the necessary qualifications of the auditors;
– the adoption of, and any amendments or modifications (except for immaterial changes) to, any equity incentive plan, stock option agreement, restricted stock purchase agreement, etc.;
– the decisions regarding entering into any financing arrangement in excess of CHF 2,000,000 including loan agreements, credit lines, letters of credit or capitalized leases;
– the issuance of convertible debentures, debentures with option rights or other financial market instruments;
– the approval of the business strategy and the approval and adoption of the budget of the Company;
– decisions or actions in excess of CHF 1,000,000 which are not in accordance with the budget; and
– the approval of any recommendation made by any of the Committees.

According to the current Organizational Rules enacted by the Board, resolutions of the Board are passed by way of simple majority vote. To validly pass a resolution, more than half of the members of the Board have to attend the meeting. No quorum is required for confirmation resolutions and adaptations of the Articles in connection with capital increases pursuant to articles 634a, 651a, 652g and 653g of the Swiss Federal Code of Obligations.

Except for Vincent Lawton (Chairman) and Tim Dyer, who have single signature authority, the members of the Board have joint signatory authority.

3.7. Information and control instruments vis-à-vis the Executive Management

The Board ensures that it receives sufficient information from the CEO and Executive Management to perform its supervisory duty and to make the decisions that are reserved to the Board. At each Board meeting the Board receives reports from the CEO and selected members of the Executive Management on the status of finance, business, research and development. These reports focus on the main risks and opportunities related to the Group. In addition, the Board is provided with a status report prior to each board meeting, a monthly finance report and other *ad hoc* reports on significant matters related to the Group's operations.

Furthermore, the Board receives unaudited annual and interim financial statements for all Group companies including consolidated financial statements for the Company. The Board receives a written report from the auditors on the results of the audit which includes any findings with respect to internal control risks arising as a result of their audit procedures. The auditors held two meetings with the Chairman during the 2024 audit process. Addex does not have an independent internal audit function. For further information on the risk management and the financial risks factors inherent to the Group's activities, refer to note 3 of the consolidated financial statements.

4. Executive Management

4.1. Members of the Executive Management

In accordance with the Articles and the Organizational Rules, the Board has delegated the operational management to the CEO. The CEO together with the Executive Management and under the control of the Board conducts the operational management of the Company pursuant to the Organizational Rules and reports to the Board on a regular basis.

The following table sets forth the name, year of birth and principal position of those individuals who currently are part of the Executive Management followed by a short description of each member's business experience, education and activities:

Name	Year of Birth	Position	Nationality	Member since
Tim Dyer	1968	Chief Executive Officer	Swiss / British	2002
Roger Mills	1957	Chief Medical Officer	USA / British	2016
Mikhail Kalinichev	1967	Head of Translational Science	French / British	2021
Lénaïc Teyssédou	1985	Head of Finance	French	2024

Dr. Robert Lutjens and Dr. Jean-Philippe Rocher stepped down from Executive Management following the Neurosterix transaction executed on April 2, 2024, to focus on their new role with Neurosterix. Their biographies can be found on our previous annual reports on the following link: https://www.addextherapeutics.com/en/investors/financial-reports/. Mr Lénaïc Teyssédou, Head of Finance of the Group since June 2017 was promoted as Executive Manager on April 2, 2024.

Tim Dyer
Chief Executive Officer – Refer to page 12

Roger Mills
Chief Medical Officer – Refer to page 12

Mikhail Kalinichev
Head of translational science

This is the second time Dr. Kalinichev is a part of Addex team, as previously, he spent 4 years in the company in several positions, including Associate Director and Group Leader, Behavioral Neuroscience. Immediately before his second appointment at Addex, Dr. Kalinichev spent 6 years as Director of in vivo neurology at Ipsen, France. In this role, he helped define the neuroscience therapeutic strategy, led operational activities and initiated several industrial and academic collaborations in the area of neuromuscular disorders and pain. Before Ipsen, he was a section head at Lundbeck, Denmark where he helped drive translational studies in schizophrenia, cognitive impairment and pain. His first role in pharmaceutical industry was as a principal scientist at Psychiatry Center of Excellence of GlaxoSmithKline, UK. Dr. Kalinichev's post-doctoral training was at the Department of Pharmacology, Emory University School of Medicine (USA). Dr. Kalinichev has been awarded several prestigious awards, including the Vernalis Prize of the British Association for Psychopharmacology and the GlaxoSmithKline Exceptional Science Award. He is inventor on several patents and co-authored more than 50 papers. Dr. Kalinichev earned his PhD in behavioral neuroscience at Rutgers University (USA).

Lénaïc Teyssédou
Head of finance

Mr. Teyssédou has worked as Head of finance of Addex since 2017 and has extensive experience in the financial management of both private and public companies. Mr. Teyssédou is a French certified public accountant and worked in audit firms where he gained valuable experience related to audit, due diligence, financial regulation and compliance across a diverse client portfolio of startups, small and middle size companies. Mr Teyssédou also holds two master's degrees in Finance and Management from EM Strasbourg Business School, France.

4.2. Other activities and vested interests

Apart from the information given above, none of the members of the Executive Management has had other activities or holds any positions in:
– governing and supervisory bodies of important Swiss and foreign organizations, institutions and foundations under private and public law;
– permanent management and consultancy functions for important Swiss and foreign interest groups; or
– official government functions and political posts.

4.3. Rules in the articles of association on the number of permitted mandates outside the Company

Article 31 of the Articles provide certain restrictions to the number of mandates that members of the Executive Management may have in the supreme governing bodies of legal entities registered in the Swiss commercial register or similar foreign register as follows:
– no member of the Executive Management may hold more than five board of director mandates with no more than two mandates in listed entities;
– mandates in companies controlled by Addex or which control Addex are not subject to restrictions;
– mandates that are held by order and on behalf of Addex or companies under Addex control are restricted to ten; and
– mandates in associations, charitable organizations, family trusts and foundations relating to post-retirement benefits and other not-for-profit organizations are restricted to twenty-five.

Multiple mandates in different legal entities which are under common control or same beneficial ownership are deemed to be one mandate.

4.4. Management contracts

There are no management contracts between the Group and third parties, except for the service agreement between Addex Pharma SA and Neurosterix Pharma Sàrl (the "Service Agreement"), which became effective as of April 2, 2024 following the Neurosterix transaction (see note 23 of the consolidated financial statements). The Group owns a 20% indirect participation in Neurosterix Pharma Sàrl whose principal place of business is Chemin des Mines 9, CH 1202 Geneva, Switzerland. Pursuant to the Service Agreement, the Chief Executive Officer and Head of Translational Science of the Group, employed by Neurosterix Pharma Sàrl since April 2, 2024, dedicate a portion of their time to fulfill their respective executive functions for the Group at zero cost for the Group (the "services"). The service agreement may be terminated at any time by Neurosterix Group .

5. Compensation, shareholdings and loans

5.1. Content and method of determining the compensation and the shareholding programs

Detailed information about content and method of determining compensation and shareholder programs of the members of the Board and Executive Management is included in the Compensation Report of the Group. Information about shareholdings of the members of the Board and Executive Management is included in note 15 of the statutory financial statements of the Company.

5.2. Disclosure of rules in the articles of incorporation regarding compensation of the Board of Directors and of the Executive Management

For rules in the Articles regarding the approval of compensation by the meeting of shareholders, the supplementary amount for changes in the Executive Management as well as the general compensation principles, please refer to articles 26–28 of the Articles. For rules in the Articles regarding agreements with members of the Board and of the Executive Management in terms of duration and termination, please refer to article 29 of the Articles. Article 30 of the Articles indicates the rules regarding credits and loans for the members of the Board and of the Executive Management.

6. Shareholders' participation rights

6.1. Voting rights restrictions and representation

Voting rights may be exercised only after a shareholder has been recorded in the Company's share register as a shareholder or usufructuary with voting rights, subject further the restrictions on transferability set forth in article 5 of the Articles. No exceptions from these restrictions were granted in 2024. A shareholder may be represented by his legal representative, the independent proxy or by a duly authorized person who does not need to be a shareholder. Subject to the registration of shares in the share register within the deadline set from time to time by the Board before shareholders' meetings, the Articles do not impose any restrictions on the voting rights of shareholders. Specifically, there is no limitation on the number of voting rights per shareholder. For further information on the conditions for registration in the share register (including in relation to Nominees) and for attending and voting at a shareholders' meeting, please refer to the sections "Limitations on transferability of shares and nominee registration" on page 9 above and "Entries in the share register" on page 18 below.

Article 13 of the Articles provides the basis for election of the independent proxy. The Articles do not contain any rules on the issue of instructions to the independent proxy or on the electronic participation in the general meeting of shareholders. The Shareholders' Meeting of June 28, 2024, re-elected Robert P. Briner as the independent proxy.

Resolutions of shareholders' meetings generally require the approval of the absolute majority of the votes represented at the shareholders meeting (more than 50% of the share votes represented at such meeting). Such resolutions include amendments to the Articles, elections of the members of the Board and statutory and group auditors election of the Chairman of the Board and of the members of the Compensation Committee, election of the independent proxy, approval of the annual financial statements, setting the annual dividend, approval of the compensation of the Board and management pursuant to the Articles, decisions to discharge the members of the Board and management for liability for matters disclosed to the shareholders' meeting and the ordering of an independent investigation into specific matters proposed to the shareholders' meeting.

A resolution passed at a shareholders' meeting with a qualified majority of at least two-thirds of the votes represented and the absolute majority of the nominal share capital is required by law for:
– changes to the business purpose;
– the consolidation of shares;
– an increase in the share capital by way of capitalization of reserves, against contribution in kind, for the acquisition of assets or involving the grant of special privileges;
– the restriction or exclusion of pre-emptive rights of shareholders;
– the creation of a conditional capital or of a capital range;
– restrictions on the transferability of registered shares;
– the creation of shares with privileged voting rights;
– a change of the currency in which the share capital is denominated;
– the introduction of a casting vote for the Chairman at the general meeting;
– the introduction of a provision in the Articles allowing general meetings to be held abroad;
– the delisting of shares;
– a relocation of the registered office;
– the introduction of an arbitration clause in the Articles; and
– the dissolution of the Company.

Special quorum rules apply by law to a merger, demerger, or conversion of the Company. The introduction or abolition of any provision in the Articles introducing a majority greater than that required by law must be resolved in accordance with such greater majority.

6.2. Statutory quorums

There is no provision in the Articles requiring a majority for shareholders' resolutions beyond the majority requirements set out by applicable legal provisions.

6.3. Convocation of the general meeting of shareholders

The shareholders' meeting is the supreme body of the Company and under Swiss law, the ordinary shareholders' meeting takes place annually within six months after the close of the business year. Shareholders' meetings may be convened by the Board or, if necessary, by the auditors. Furthermore, the Board is required to convene an extraordinary shareholders' meeting if so requested in writing by holders of shares representing at least 10% of the share capital and who submit a petition specifying the item for the agenda and the proposals.

6.4. Inclusion of items on the agenda

Shareholders representing shares with a nominal value of at least CHF 1,000,000 or 10% of the share capital have the right to request in writing that an item be included on the agenda of the next shareholders' meeting, setting forth the item and the proposal. A request to put an item on the agenda has to be made at least 60 days prior to the meeting. Extraordinary shareholders' meetings may be called as often as necessary, in particular in all cases required by law.

A shareholders' meeting is convened by publishing a notice in the Swiss Official Commercial Gazette (*Feuille Officielle Suisse du Commerce/Schweizerisches Handelsamtsblatt*) at least 20 days prior to such meeting. In addition, holders of shares may be informed by a letter sent to the address indicated in the share register.

6.5. Entries in the share register

The Board determines the relevant deadline for registration in the share register giving the right to attend and to vote at the shareholders' meeting. Such deadline is published by Addex on the Company's website, usually in connection with the publication of the invitation to the shareholders' meeting in the Swiss Official Commercial Gazette. The registration deadline for the ordinary shareholders' meeting will be determined and communicated prior to the end of May 2025. Addex has not enacted any rules on the granting of exceptions in relation to these deadlines. No exceptions were granted in 2024, and the Board does not anticipate granting any exceptions related to the shareholders' meeting to be held in 2025. For further information on registration in the share register, please refer to section "Limitations on transferability of shares and nominee registration" on page 9.

7. Changes of control and defense measures

7.1. Duty to make an offer

According to Swiss law, any person that acquires shares of a listed Swiss company, whether directly or indirectly or acting in concert with third parties, which shares, when taken together with any other shares of such company held by such person (or such third parties), exceed the threshold of 33 1/3% of the voting rights (whether exercisable or not) of such company, must make a takeover bid to acquire all the other newly issued shares of such company. A company's articles of association may either eliminate this obligation or may raise the relevant threshold to 49% ("opting-out" or "opting-up", respectively).

7.2. Clauses on changes of control

Addex' equity sharing certificate incentive plan, share option plan and staff retention deferred strike price payment plan contain a provision in respect of changes of Addex shareholder base. In the event of a change of control over Addex (defined as a change of control event triggering a mandatory public tender offer according to applicable stock exchange rules) all outstanding unvested share options and subscription rights attached to equity sharing certificates, vest, and become exercisable with their remaining term being reduced proportionally, and deferred strike price payment obligations and sales restrictions associated with the staff retention deferred strike price payment plan are waived.

8. Auditors

8.1. Duration of the mandate and term of office of the lead auditor

Pursuant to article 23 of the Articles and the Organization Rules, the auditor shall be elected every year and may be re-elected. The statutory and group auditors of Addex Therapeutics is BDO AG, Switzerland since their election during the Annual General Meeting held on June 9, 2020. Mr. Christoph Tschumi acts as lead auditor of Addex since 2020.

8.2. Auditing fees

In 2024, BDO AG charged the Group audit fees in the amount of CHF 308,500.

8.3. Additional fees

In 2024, BDO AG charged the Group additional fees of CHF 38,000 for services relating to operations on the capital and filings related to the Nasdaq Stock Market.

8.4. Information instruments pertaining to the external audit

The Audit Committee as a committee of the Board reviews and evaluates the performance and independence of the auditor at least once a year. Based on its review, the Audit Committee recommends to the Board, which external auditor should be proposed for election at the general meeting of shareholders. The decision regarding the general meeting agenda is then taken by the Board. When evaluating the performance and independence of the auditor, the Audit Committee puts special emphasis on criteria such as global network of the audit firm, professional competence of the lead audit team, understanding of Addex' specific business risks, personal independence of the lead auditor and independence of the audit firm as a company and coordination of the auditor with the Audit Committee.

The Audit Committee determines the scope of the external audit and the relevant methodology to be applied to the external audit with the auditors and discusses the results of the respective audits with the auditor. Representatives of the auditor are regularly invited to meetings of the Audit Committee, to attend during those agenda points dealing with an accounting, financial reporting or auditing matters.

The Audit Committee assumes the task of supervising the auditors. The Audit Committee meets with external auditor at least once a year to discuss the scope and the results of the audit and to assess the quality of their service. The auditor prepares a Board Report addressed to the Chairman of the Board two times per year, informing them of their audit plan for the year under review followed by a report detailing the result of their annual audit.

In 2024, the Chairman of the Board or Audit Committee met with the auditors five times to discuss the financial situation of the Group, the scope and the results of their 2023 year-end audit and their review of the interim reports relating to the published quarterly reports.

In 2025, the Audit Committee of the Board met with the auditors two times to discuss the financial situation of the Group, the scope and the results of their 2024 year-end audit.

9. Information policy

Addex is committed to an open and transparent communication with its shareholders, financial analysts, potential investors, the media, customers, suppliers and other interested parties.

Addex publishes financial results in the form of an Annual Report and quarterly reports (Interim Reports). In addition, Addex informs shareholders and the public regarding the Group's business through press releases, conference calls, as well as roadshows. Where required by law or Addex' Articles, publications are made in the Swiss Official Commercial Gazette. The Annual Report, usually published no later than April of the following year and the Interim Reports, usually published no later than two months after the closing date, are announced by press release. Annual Reports, Interim Reports and press releases are available on request in printed form to all registered shareholders and are also made available on the Group's website. The Group's website, which is the Group's permanent source of information, also provides other information useful to investors and the public, including information on the Group's research and development programs as well as contact information. It is the Group's policy not to release explicit earnings projections, but it will provide general guidance to enable the investment community and the public to better evaluate the Group and its prospective business and financial performance. The Board has issued a disclosure policy to ensure that investors will be informed in compliance with the requirements of the SIX.

The following table summarizes the scheduled financial calendar for the financial year 2025:

Expected Dates:	Event:
April 25, 2025	Publication of the annual 2024 report
April 25, 2025	Media conference annual 2024 report
Week of June 2, 2025	Publication of the Q1 2025 report
Week of June 16, 2025	Annual General Meeting
Week of September 1, 2025	Publication of the half-year 2025 report
Week of November 10, 2025	Publication of the Q3 2025 report

Our 2025 calendar is as well available on our website:

https://www.addextherapeutics.com/en/investors/events/

Details and information on the business activities, Company structure, financial reports, media releases and investor relations are available on the Company's website:

https://www.addextherapeutics.com

The official means of publication of the Company is the Swiss Official Gazette of Commerce:

https://www.shab.ch

Web-links regarding the SIX push-/pull-regulations concerning *ad hoc* publicity issues are:

https://www.addextherapeutics.com/en/investors/ad-hoc-announcements-art-53-lr/

https://www.addextherapeutics.com/en/investors/register-email-news

The financial reports as well as shareholders meeting invitations and results are available under:

https://www.addextherapeutics.com/en/investors/financial-reports/

The Group's investor relations department is available to respond to shareholders' or potential investors' queries under IR@addextherapeutics.com or via post at Addex Therapeutics Ltd., Investor Relations, C/O Addex Pharma SA, Chemin des Mines 9, CH-1202 Geneva, Switzerland. Additional inquiries may also be made by phone at +41 22 884 1555.

10. Quiet periods

For members of the Board, members of the Executive Management and employees directly reporting to them, including their respective staff, trading in securities of Addex, including, but not limited to, shares of Addex, options or convertible bonds, or any other financial instruments whose price is dependent to a degree of more than 25% on such securities of Addex (collectively the Relevant Securities), is prohibited from trading in any Relevant Securities during the following regular restricted periods, regardless of whether such member is in possession of insider information or not:

a)   the period starting two (2) weeks prior to the end of any half yearly reporting period of Addex and ending one (1) full trading day following the respective public release of semi-annual results;

b)   the period starting two (2) weeks prior to the end of any yearly reporting period of Addex and ending one (1) full trading day following the respective public release of annual results;

c)   the period starting two (2) weeks before any public earnings release of Addex and ending one (1) full trading day following such public release; and

d)   the period starting four (4) weeks prior to the first public release of an offering memorandum for the issuance of Relevant Securities and ending one (1) full trading day following such public release.

Members of the Board and the Executive Management and employees directly reporting to them may only deal in Relevant Securities if they obtained clearance in advance from the Chief Financial Officer.

11. Ethical business conduct

The Group is committed to the highest standards of ethical conduct. As a pharmaceutical business, the Group is operating in a highly regulated business environment. Strict compliance with all legal and health authority requirements, as well as requirements of other regulators, is mandatory. The Group expects its employees, contractors and agents to observe the highest standards of integrity in the conduct of the Group's business. The Code of Conduct sets forth the Group's policy embodying the highest standards of business ethics and integrity required of all Board Members, Executive Managers, employees and agents when conducting business affairs on behalf of the Group. The Group is committed to complying with the spirit and letter of all applicable laws and regulations where the Group engages in business.

Compensation Report

Overview

This Compensation Report provides the information required by Articles 734 – 734f of the Swiss Federal Code of Obligations. It also includes information required by section 5 of the Annex to the Directive on Information relating to Corporate Governance of the SIX Swiss Exchange (Amendment effective on June 29, 2022) and the Swiss Code of Best Practice for Corporate Governance (status February 6, 2023).

Addex' Articles, Organization Rules and policies provided the basis for the principles of compensation.

Review and approval process

Subject to the powers of the general meeting of shareholders, the Board of Directors determines the compensation of its members and of the Executive Management in accordance with the Company's Compensation Policy, on the recommendation of the Compensation Committee. The Compensation Committee is composed of two members of the Board of Directors who have been individually elected by the general meeting of shareholders, for a term of one year, until the end of the next annual general meeting. The Board of Directors elects the chairman of the Compensation Committee from the members of the Compensation Committee. Members of the Compensation Committee are eligible for re-election indefinitely.

The Compensation Committee supports the Board of Directors in establishing and reviewing the Company's compensation strategy, guidelines and the performance targets. The Compensation Committee may also submit proposals to the Board of Directors in other compensation-related issues. For a more detailed description of the Compensation Committee, please refer to section 3.5.2 of the Corporate Governance Report on page 13.

The Compensation Committee meets as often as necessary to fulfil its role, and generally at least once a year. The Board of Directors generally resolves on the recommendations of the Compensation Committee during the meeting of the Board of Directors which immediately follows the meeting of the Compensation Committee during which a recommendation was made.

As a principle, the Chief Executive Officer ("CEO") attends the meetings of the Compensation Committee and, provided he is also a Board Member, attends and votes during the meetings of the Board of Directors where the compensation of the Board Members and the compensation of the Executive Managers are discussed. However, discussions and decisions of the Board of Directors and of the Compensation Committee regarding the compensation of the CEO are resolved in his absence. The other members of the Executive Management do not attend the meetings of the Compensation Committee nor the parts of the meetings of the Board of Directors, where the compensation of the Board Members or the compensation of the Executive Managers are discussed. Board Members, who are not members of the Compensation Committee, do not attend the meetings of the Compensation Committee, but take part in the meetings of the Board of Directors during which the compensation of the Board Members is discussed and the compensation of the Executive Managers as well as the vote relating thereto.

In its review process the Compensation Committee considers compensation packages of other companies in the biotech and pharmaceutical industry in Switzerland and Europe that are comparable to Addex with respect to size and business model, considering the professional experience and areas of responsibility of the respective members of the Board of Directors and Executive Managers. In order to assess the appropriateness of the Group's compensation level and structure for the 2023 and 2024 business years, the Compensation Committee (i) used a benchmarking study made for the Group in 2020 by a reputable, independent expert firm that based its analysis on compensation data of Swiss and European listed companies from the biotech sector with a similar size and stage of development to the Group (it being specified that such independent expert firm has not been awarded additional mandates by the Company) and (ii) consulted recent relevant compensation surveys and benchmarking reports. Based on the detailed review process of the Compensation Committee, the Board of Directors submits two proposals for approval at the shareholders meeting: (i) the maximum aggregate amount of fixed and variable compensation for the Board of Directors for the prospective period from one ordinary general meeting of shareholders to the following ordinary general meeting of shareholders; and (ii) the maximum aggregate amount of fixed and variable compensation for the Executive Management for the period from January 1 to December 31 of the next financial year. Approval of these proposals requires an absolute majority (more than 50% of the share votes represented at the shareholders meeting).

Compensation elements for the Board of Directors and Executive Management

Board of Directors

The compensation of the non-executive board members mostly includes variable elements whilst executive board members are not remunerated as board member. The fixed element comprises a fixed annual monetary compensation per Board term from one general meeting of shareholders to the next. The variable element comprises a monetary compensation based on Board meeting attendance and the fair value of equity incentive units (share options and equity sharing certificates) and represents from 50% to 350% of fixed annual compensation. Social security contributions of the Company are accrued on the fixed and variable elements. Board member social security contributions are accrued on the fair value of equity incentive units. Equity incentive units are granted based on the discretion of the Board of Directors. Equity incentive units are granted to compensate for the dilutive effects of capital raising to ensure

Board Members have sufficient unvested equity incentive units in accordance with external benchmarks. The most recent review of compensation for members of the Board took place in January 2024. For further information on the compensation for members of the Board, please refer to the section "Compensation of the Board in 2024" on page 24.

Executive Management

The compensation of members of the Executive Management consists of fixed and variable elements. The fixed element may include a base salary or a cash retainer paid under a consulting contract. The variable element may include performance-related cash or share based bonuses, consulting fees based on chargeable hours and equity incentive units (equity sharing certificates and share options). Company contributions to pension plans, death and invalidity insurances and social security contributions are accrued on all fixed and variable element compensation that relates to an employment relationship. Company social security contributions are accrued for all shares or equity incentive unit compensation. The amount of the fixed element depends on the position, responsibilities, experience and skills, and takes into account individual performance. The fixed element is reviewed at the end of each year by the Board. Any changes in the fixed elements are made effective in January of the following year. The variable elements are based on individual and company goals. The potential variable cash bonus is determined in the employment contract and in general is a percentage of the base salary. Where the Executive Manager has been engaged under a consulting contract, the variable element is based on the time spent at the contractually defined rate of remuneration. Every year, the Board decides on the total amount of variable elements including the amount of cash and equity incentive units to be granted for the previous year based on the achievement of Company and Individual goals. Equity incentive units are granted based on the discretion of the Board of Directors. Variable cash compensation paid to Executive Managers includes bonus and equity incentive units. The variable compensation of the CEO (Mr. Dyer) is entirely determined based on company goals and includes a cash bonus representing from 0% to 50% of base salary paid in 2024, exceptionally increased to 150% in 2024, as Mr Dyer is no longer remunerated for his role as Chief Executive Officer since April 2, 2024 with a bonus primarily related to the full 2023 year performance and equity incentive units representing from 0% to 200% of base salary paid in 2024. In 2024, our Chief Medical Officer ("CMO"), spent most of his time acting as Board member, therefore, he was only remunerated as a Board Member and received no remuneration for any consultancy services. In addition, equity incentive units are granted from time to time at the discretion of the Board of Directors. The variable compensation of the other Executive Managers includes a cash bonus representing from 0% to 25% of base salary paid in 2024, exceptionally increased to 100% in 2024 for the Executive Managers transferred to Neurosterix in 2024, and are no longer remunerated by Addex since April 2, 2024 with a bonus primarily related to the full 2023 year performance. Their performance is determined based on 20% individual goals and 80% company goals, and their equity incentive units represented 0% to 100% of base salary. In addition, the Board of Directors grants equity incentive units to Executive Managers to compensate for the dilutive effects of capital raising to ensure Executive Managers have sufficient unvested equity incentive units in accordance with external benchmarks.

The company goals for 2024 were established at the beginning of the year as follows:

Completion of research phase of GABAB PAM program and deliver development candidates for Indivior's substance use disorder program and Addex independent chronic cough program. Complete the preclinical profiling of Addex development candidate in chronic cough and secure intellectual property for both programs.	40%
Secure the financial situation of the company	30%
Complete evaluation of potential indications for the future development of dipraglurant. Complete the evaluation of ADX71149 epilepsy data	20%
Maintain effective governance, regulation and administration	10%

Executive Managers

Executive Managers are rewarded with a cash bonus based on the achievement of the corporate goals. The target bonus depends on the level of responsibility of the respective Executive Managers.

Equity incentive plans

The purpose of the Group's share purchase, share option and equity sharing certificate programs (refer to note 15 of the consolidated financial statements) is to provide members of the Board of Directors, Executive Management, employees and certain consultants (together "Staff") with an opportunity to benefit from the potential appreciation in the value of the Company's shares, thus providing an increased incentive for participants to contribute to the future success and prosperity of the Group, enhancing the value of the shares for the benefit of the shareholders of the Group and increasing the ability of the Group to attract and retain individuals of exceptional skills. In addition, these plans provide the Group with a mechanism to engage services for non-cash consideration by settling them through a transfer of treasury shares under the share purchase plan based on predefined terms of the consulting contract. The grant of any share option or equity sharing certificate is at the discretion of the Board of Directors. Key factors considered by the Board of Directors in making grants of share options or equity sharing certificates are the amount of shareholder approved conditional capital, the benchmarking with other companies as well as individual performance (for further information on the detail and composition of the benchmark please refer to the paragraph review and approval process above). The strike price is determined by the Board of Directors and is primarily based on the closing price of the Company's shares on the SIX Swiss Exchange on the grant date. In addition, the Group has implemented a staff retention plan which includes a deferred strike price payment plan ("DSPPP") encouraging Board Members, Executive Managers and employees to exercise their share options or equity sharing certificates and become shareholders of the Company by allowing deferral of the obligation to pay the strike price on exercise ("Deferred Strike Price Payment Obligations").

Indirect benefits

The Company may contribute to the pension plan and maintains certain insurance for death and invalidity for the members of the Executive Management. New entrants may be eligible for reimbursement of relocation costs, compensation for lost benefits or stock granted by a previous employer, international school for children or language courses for a limited time period. No Indirect benefits have been paid to Executive Management in 2024.

Compensation for the financial year under review (audited)

Measurement basis for compensation

The measurement basis for each component of compensation is described below:
- Fixed cash compensation, variable cash compensation and shares acquired under the share purchase plan: accrual basis;
- Equity incentive units: fair value at the grant date in accordance with IFRS 2 valuation methodology; and
- Employers' social security: accrual basis except for equity incentive units where the notional amount is calculated based on the fair value at grant date.

In accordance with Article 734e of the Swiss Code of Obligations, information on other board mandates held by members of the Board of Directors is disclosed in the Corporate Governance section on page 11 and 12 of this Annual Report.

Compensation of the Board of Directors in 2024 and 2023

| 2024 | Fixed | | Variable compensation | | |
| | | | number of equity | value of equity | |
CHF	cash compensation	cash attendance	incentive units (1)	incentive units (2)	Total 2024
Vincent Lawton, chairman………….……....	29,022	29,022	501,598	18,813	**76,857**
Raymond Hill, member……….……….…...	18,018	18,018	273,107	10,243	**46,279**
Tim Dyer, member……….....………….…..	-	-	-	-	-
Roger Mills, member (3) …….…..…….…..	12,937	12,937	50,000	1,875	**27,749**
Jake Nunn, member………….……….…..	16,361	16,361	50,000	1,875	**34,597**
Isaac Manke, member……………...….…..	16,361	16,361	50,000	1,875	**34,597**
Total…………….………………………....	**92,699**	**92,699**	**924,705**	**34,681**	**220,079**

(1) Equity incentive units include share options granted during the year under the Company's share option plan (Refer to note 15 of the consolidated financial statements).
(2) The value of the equity incentive units include the fair value of the share options granted during the year under the Company's share option plan (Refer to note 15 of the consolidated financial statements).
(3) Roger Mills has only been remunerated as Board Member in 2024 as he spent most of his time acting as Board Member and not as Chief Medical Officer.

| 2023 | Fixed | | Variable compensation | | |
| | | | number of equity | value of equity | |
CHF	cash compensation	cash attendance	incentive units(1)	incentive units(2)	Total 2023
Vincent Lawton, chairman………….……....	29,034	29,034	1,043,153	97,681	**155,750**
Raymond Hill, member……….……….…...	18,231	18,231	567,969	53,185	**89,646**
Tim Dyer, member……….……………….…..	-	-	-	-	-
Roger Mills, member……….…………….…..	-	-	-	-	-
Jake Nunn, member……….…………….…..	16,370	16,370	91,323	8,551	**41,291**
Isaac Manke, member……………...….…..	16,370	16,370	91,323	8,551	**41,291**
Total…………….………………………....	**80,005**	**80,005**	**1,793,768**	**167,968**	**327,978**

(1) Equity incentive units include share options granted during the year under the Company's share option plan (refer to note 15 of the consolidated financial statements).
(2) Value of equity incentive units include the fair value of share options granted during the year under the Company's share option plan amounting to CHF 149,010 and the increase of CHF 18,958 in fair value of the equity incentive units whose grant conditions have been changed during the year (Refer to note 15 of the consolidated financial statements).

Deferred Strike Price Payment Obligations of the Board of Directors

CHF	December 31, 2024	December 31, 2023
Vincent Lawton, chairman...................	235,219	235,219
Raymond Hill, member.......................	128,106	128,106
Tim Dyer, member………...................	-	-
Roger Mills, member (2).....................	46,719	-
Jake Nunn, member..........................	20,598	20,598
Isaac Manke, member........................	20,598	20,598
Total (1)..	451,239	404,521

(1) The amounts reported in this table correspond to the amounts owed by members of the Board of Directors in relation to Deferred Strike Price Payment Obligations (see note 15), which may be assimilated to loans to be disclosed in this Compensation report within the meaning of the Swiss Federal Code of Obligations.
(2) Roger Mills has only been remunerated as Board Member in 2024, as he spent most of his time acting as Board Member and not as Chief Medical Officer. In 2023, Roger Mills was only remunerated for his activities as Chief Medical Officer.

Compensation to the Executive Management in 2024 and 2023

2024	Fixed	Variable compensation			
			number of equity	value of equity	
CHF	cash compensation	Cash (2)	incentive units (3)	incentive units (4)	Total 2024
Total Executive Management (1)………..	**478,105**	**343,840**	**4,920,964**	**192,377**	**1,014,322**

(1) On April 2, 2024, the Group transferred a part of its business to Neurosterix Group (see note 23 of the consolidated financial statements). As part of this transaction, all the Executive Managers have been transferred to Neurosterix Group and a service agreement was concluded between Addex Pharma SA and Neurosterix Pharma Sàrl allowing our CEO, Mr. Tim Dyer, and our Head of Translational Science, Mr Mikhail Kalinichev, to continue to work for Addex at zero cost for the Group. Mr Teyssédou Lénaïc has been promoted as Executive Manager on April 2, 2024. In 2024, the highest paid member of the Executive Management remained our CEO, Tim Dyer, who received CHF 115,698 of fixed cash compensation, CHF 168,000 of variable cash compensation and 3,369,796 equity incentive units from January 1, 2024 to April 2, 2024. The fair value of equity incentive units including accrued social charges amounted to CHF 133,089 (see note 15).
(2) Variable compensation in cash relates to bonuses paid to Executive Managers.
(3) Equity incentive units include share options granted during the year under the Company's share option plan.
(4) The value of equity incentive units relates to the fair value of share options granted during the year under the Company's share option plan (Refer to note 15 of the consolidated financial statements).

2023	Fixed	Variable compensation			
			number of equity	value of equity	
CHF	cash compensation	Cash (2)	incentive units (3)	incentive units (4)	Total 2023
Total Executive Management (1)………..	**1,275,109**	**226,288**	**9,492,817**	**935,516**	**2,436,913**

(1) The highest paid member of Executive Management in 2023 was the CEO, Tim Dyer, who received CHF 471,969 of fixed cash compensation, CHF 109,151 of variable cash compensation and 7,008,033 equity incentive units. The fair value of equity incentive units including accrued social charges amounted to CHF 691,031 including CHF 613,036 for equity incentive units granted during the year and CHF 77,995 relating to the change in grant conditions made during the year (see note 15).
(2) Variable compensation in cash relates to bonuses and compensation paid to Executive Managers under consulting contracts which provide hourly and daily rates with a monthly cap.
(3) Equity incentive units include share options granted during the year under the Company's share option plan.
(4) The value of equity incentive units includes the fair value of share options granted during the year under the Company's share option plan amounting to CHF 829,927 and the increase of CHF 105,589 in fair value of the equity incentive units whose grant conditions have been changed during the year (Refer to note 15 of the consolidated financial statements).

Deferred Strike Price Payment Obligations of the Executive Management

CHF	December 31, 2024	December 31, 2023
Total Executive Management (1)............	**1,552,872**	**2,119,980**

(1) The amounts reported in this table correspond to the amounts owed by Executive Managers at balance sheet date in relation to Deferred Strike Price Payment Obligations (see note 15), which may be assimilated to loans to be disclosed in this Compensation Report within the meaning of the Swiss Federal Code of Obligations. The highest Deferred Strike Price Payment Obligation was attributable to our CEO Tim Dyer and amounted to CHF 1,524,093 as of December 31, 2024 and December 31, 2023. The total Deferred Strike Price Payment Obligation of the Executive Management decreased by CHF 567,108 between December 31, 2023 and December 31, 2024, as a result of (i) Dr. Robert Lütjens and Dr. Jean-Philippe Rocher stepping down from Executive Management on April 2, 2024 following the Neurosterix transaction, which caused a decrease of CHF 520,389 and (ii) CHF 46,719 relate Dr. Roger Mills being remunerated as Executive Manager in 2023, but only as a Board Member in 2024, which caused a decrease of CHF 46,719.

Addex's shares held by members of the Board of Directors and Executive Management

	December 31, 2024 Number of Addex's Shares	December 31, 2023 Number of Addex's Shares
Tim Dyer, Chief Executive Officer……………………………..	16,848,979	16,848,979
Robert Lütjens (1) ……………………………………………..	-	3,005,836
Jean-Philippe Rocher (1) ……………………………………..	-	2,541,197
Vincent Lawton, Chairman………………..…….................	2,507,987	2,507,987
Raymond Hill………….…..………….........................…..	1,365,532	1,365,532
Roger Mills, Chief Medical Officer………..…..................	785,976	785,976
Mikhail Kalinichev, Head of translational science …………..	306,765	306,765
Jake Nunn………………………………………………..……..	219,561	219,561
Isaac Manke…………………………………………………....	219,561	219,561
Total………………………………………………………	**22,254,361**	**27,801,394**

(1) As of December 31, 2023, Dr Robert Lütjens and Dr Jean-Philippe Rocher were Executive Managers and held 3,005,836 and 2,541,197 shares respectively. As of December 31, 2024 no shares are reported as Drs. Lütjens and Rocher were no longer Executive Managers as of such date.

Addex' share options held by Members of the Board and Executive Management

December 31, 2024	Number of vested equity incentive units	Number of unvested equity incentive units	Total number of equity incentive units
Tim Dyer, Chief Executive Officer……………………………..	3,369,796	-	3,369,796
Lénaïc Teyssédou, Head of Finance……………………….	340,278	262,630	602,908
Vincent Lawton, Chairman………………..……..................	122,995	378,603	501,598
Raymond Hill………….…..………….........................…..	66,967	206,140	273,107
Mikhail Kalinichev, Head of translational science …………	200,000	-	200,000
Roger Mills, Chief Medical Officer………..…...................	12,260	37,740	50,000
Jake Nunn………………………………………………..……..	12,260	37,740	50,000
Isaac Manke…………………………………………………....	12,260	37,740	50,000
Total………………………………………………………	**4,136,816**	**960,593**	**5,097,409**

As of December 31, 2023, members of the Board of Directors and Executive Management did not hold any equity incentive units.



Phone +41 22 322 24 24
www.bdo.ch
geneve@bdo.ch

BDO Ltd
Rte de Meyrin 123
P.O. Box 150
1215 Geneva 15

STATUTORY AUDITOR'S REPORT

To the general meeting of **Addex Therapeutics Ltd**, Plan-les-Ouates

Report on the Audit of the Compensation Report according to Art. 734a-734f CO

Opinion

We have audited the compensation report of Addex Therapeutics Ltd (the Company) for the year ended 31 December 2024. The audit was limited to the information pursuant to Art. 734a–734f of the Swiss Code of Obligations (CO) in the tables marked "audited" on pages 24 to 26 of the compensation report.

In our opinion, the information pursuant to Art. 734a–734f CO in the accompanying compensation report complies with Swiss law and the Company's articles of incorporation.

Basis for Opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's Responsibility for the Audit of the Compensation Report" section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the tables marked "audited" in the compensation report, the consolidated financial statements, the stand-alone financial statements and our auditor's reports theron.

Our opinion on the compensation report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the compensation report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the audited financial information in the compensation report or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Board of Directors for the Compensation Report

The Board of Directors is responsible for the preparation of a compensation report in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of a compensation report that is free from material misstatement, whether due to fraud or error. It is also responsible for designing the compensation system and defining individual compensation packages.

BDO Ltd, a limited company under Swiss law, incorporated in Zurich, forms part of the international BDO Network of independent member firms.



Phone +41 22 322 24 24
www.bdo.ch
geneve@bdo.ch

BDO Ltd
Rte de Meyrin 123
P.O. Box 150
1215 Geneva 15

Auditor's Responsibilities for the Audit of the Compensation Report

Our objectives are to obtain reasonable assurance about whether the information pursuant to Art. 734a–734f CO is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this compensation report.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement in the compensation report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

We communicate with the Board of Directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Geneva, 25 April 2025

BDO Ltd

Christophe Tschumi

Nigel Le Masurier

Licensed Audit Expert
(Auditor in Charge)

Licensed Audit Expert

BDO Ltd, a limited company under Swiss law, incorporated in Zurich, forms part of the international BDO Network of independent member firms.

Consolidated Financial Statements of Addex Therapeutics Ltd as at December 31, 2024

Consolidated Balance Sheets
as at December 31, 2024 and December 31, 2023

	Notes	December 31, 2024	December 31, 2023
ASSETS		**Amounts in Swiss francs**	
Current assets			
Cash and cash equivalents…………………………………….….....	6	3,341,738	3,865,481
Other financial assets……………………………………..………....	7	6,496	848
Trade and other receivables……………………………..………....	7	15,513	110,361
Contract asset……………………………………..………………....	7	-	40,907
Prepayments ………………………………………..………………..	7	169,649	217,008
Other current assets……………………………….………………...	7	7,967	-
Total current assets………………………………….……………..		**3,541,363**	**4,234,605**
Non-current assets			
Right-of-use assets………………….……………………………...	8	41,578	330,332
Property, plant and equipment……………………………………..	9	1,131	22,604
Non-current financial assets………………………………………..	11	7,089	54,344
Investment accounted for using the equity method……………………………..	24	7,087,142	-
Total non-current assets……………………………….………..		**7,136,940**	**407,280**
Total assets………………………………………….…………….….		**10,678,303**	**4,641,885**
LIABILITIES AND EQUITY			
Current liabilities			
Current lease liabilities……………………………………………...	3.2	7,306	273,956
Payables and accruals……………………………………………...	12	794,787	2,384,350
Deferred income………………….…………………….…………..	13	-	234,978
Total current liabilities……………………………….……………..		**802,093**	**2,893,284**
Non-current liabilities			
Non-current lease liabilities………………………………………....	3.2	34,688	70,380
Retirement benefits obligations………………..…………………...	21	164,251	443,524
Deferred income………………….…………………………………...	13	-	89,232
Total non-current liabilities………………………………………..		**198,939**	**603,136**
Equity			
Share capital………………………………….……………..........	14	1,843,545	1,843,545
Share premium……………………………………………………...	14	266,382,670	266,194,689
Other equity………………………………………………………...	14	64,620,223	64,620,223
Treasury shares reserve……………………………….…………...	14	(869,708)	(909,566)
Other reserves………..……………………………………………...		31,062,996	29,814,816
Accumulated deficit…………………………………….…………....		(353,362,455)	(360,418,242)
Total equity………………………………….…….......................		**9,677,271**	**1,145,465**
Total liabilities and equity……………………….…....................		**10,678,303**	**4,641,885**

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Profit or Loss
for the years ended December 31, 2024 and 2023

	Notes	December 31, 2024	December 31, 2023*
		Amounts in Swiss francs	
Revenue from contract with customer…………………………………	16	**404,102**	**1,612,953**
Other income……………………………………………………..	17	**5,940**	**4,235**
Operating costs			
Research and development…………………………………................		(854,305)	(1,186,692)
General and administration……………………………………………..		(2,310,970)	(2,673,463)
Total operating costs……………………………………………..	18	**(3,165,275)**	**(3,860,155)**
Operating loss…………………………………………..............		**(2,755,233)**	**(2,242,967)**
Finance income……………………………………………………		26,595	63,964
Finance expense………………………………………………….		(3,547)	(321,150)
Finance result……………………………………………...........	22	**23,048**	**(257,186)**
Share of net loss of investments accounted for using the equity method…...	24	(2,177,157)	-
Net loss before tax from continuing operations……………………....		**(4,909,342)**	**(2,500,153)**
Income tax expense…………………………………………………	20	-	-
Net loss from continuing operations……...………………………….		**(4,909,342)**	**(2,500,153)**
Net profit / (loss) from discontinued operations (attributable to equity holders of the Group)……………………………………………...........	23	**11,965,129**	**(8,056,074)**
Net profit / (loss) for the period…………………………….........		**7,055,787**	**(10,556,227)**
Basic profit / (loss) per share for profit/(loss) attributable to the ordinary equity holders of the Company………………………………	25	**0.07**	**(0.14)**
From continuing operations………………………………………….		(0.05)	(0.03)
From discontinued operations………………………………………….		0.12	(0.11)
Diluted profit / (loss) per share for profit/ (loss) attributable to the ordinary equity holders of the Company………………………………	25	**0.04**	**(0.14)**
From continuing operations………………………………………….		(0.05)	(0.03)
From discontinued operations………………………………………….		0.07	(0.11)

* The comparative information has been re-presented due to discontinued operations that have been reclassed to the financial line called "Net profit or loss from discontinued operations" (note 23). In the other sections of these consolidated financial statements an asterisk will indicate where comparative information has been re-presented.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Profit or Loss for the years ended December 31, 2024 and 2023

	Notes	December 31, 2024	December 31, 2023*
		Amounts in Swiss francs	
Net profit / (loss) for the period……………………………....		**7,055,787**	**(10,556,227)**
Other comprehensive income / (loss)…………………………			
Items that will never be reclassified to profit and loss:			
Share of other comprehensive loss of investments accounted for using the equity method……………………………………………	24	(164,101)	-
Remeasurements of retirement benefits obligation related to continuing operations……………………………………………	21	(202,389)	(25,357)
Remeasurements of retirement benefits obligation related to discontinued operations……………………………………………	21	(47,348)	(480,810)
Items that may be classified subsequently to profit and loss:			
Exchange difference on translation of foreign operations………………		985	(2,000)
Other comprehensive income / (loss) for the period, net of tax…..		**(412,853)**	**(508,167)**
Total comprehensive income / (loss) for the period........................		**6,642,934**	**(11,064,394)**
From continuing operations……..………………………………		(5,274,847)	(2,527,510)
From discontinued operations……………………………………		11,917,781	(8,536,884)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity
for the years ended December 31, 2024 and 2023 (1/2)

	Notes	Share Capital	Share Premium	Other equity	Treasury Shares Reserve	Foreign Currency Translation Reserve	Other Reserves	Accumulated Deficit	Total
Balance as of January 1, 2023…..................		1,153,483	269,511,610	64,620,223	(6,278,763)	(657,870)	26,426,243	(349,862,015)	4,912,911
Net loss for the year…....		-	-	-	-	-	-	(10,556,227)	(10,556,227)
Other comprehensive loss for the year….....		-	-	-	-	(2,000)	(506,167)	-	(508,167)
Total comprehensive loss for the year...........		-	-	-	-	(2,000)	(506,167)	(10,556,227)	(11,064,394)
Issue of treasury shares….................	14	329,000	-	-	(329,000)	-	-	-	-
Exercise ESOP (treasury shares IFRS 2)	14/15	125,272	-	-	(125,272)	-	-	-	-
Cost of treasury shares issuance….................		-	(30,804)	-	-	-	-	-	(30,804)
Sales under shelf registration…................	14	-	(920,069)	-	2,079,828	-	-	-	1,159,759
Related costs of sales shelf registration…......		-	(36,747)	-	-	-	-	-	(36,747)
Sale of pre-funded warrants….................	14	-	-	-	-	-	3,382,259	-	3,382,259
Cost of pre-funded warrants sold…...........		-	-	-	-	-	(136,327)	-	(136,327)
Exercise of pre-funded warrants …...............		235,790	3,046,123	-	-	-	(3,245,932)	-	35,981
Costs of pre-funded warrants exercised…....		-	(53,445)	-	-	-	-	-	(53,445)
Value of warrants and pre-funded warrants…...	14	-	(2,760,143)	-	-	-	2,760,143	-	-
Value of share-based services….....................	15	-	-	-	-	-	1,794,467	-	1,794,467
Movement in treasury shares:	14								
Net purchases under liquidity agreement…....		-	(817)	-	(1,504)	-	-	-	(2,321)
Sales agency agreement…..............	14	-	(2,552,071)	-	3,745,145	-	-	-	1,193,074
Costs under sale agency agreement….....		-	(8,948)	-	-	-	-	-	(8,948)
Balance as of December 31, 2023…...		1,843,545	266,194,689	64,620,223	(909,566)	(659,870)	30,474,686	(360,418,242)	1,145,465

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity
for the years ended December 31, 2024 and 2023 (2/2)

	Notes	Share Capital	Share Premium	Other equity	Treasury Shares Reserve	Foreign Currency Translation Reserve	Other Reserves	Accumulated Deficit	Total
Balance as of January 1, 2024……...................		1,843,545	266,194,689	64,620,223	(909,566)	(659,870)	30,474,686	(360,418,242)	1,145,465
Net profit for the year….		-	-	-	-	-	-	7,055,787	7,055,787
Other comprehensive loss for the year…….		-	-	-	-	985	(413,838)	-	(412,853)
Total comprehensive profit for the year………		-	-	-	-	985	(413,838)	7,055,787	6,642,934
Cost of treasury shares issuance………………..		-	(7,037)	-	-	-	-	-	(7,037)
Cost of pre-funded warrants exercised ……		-	(4,259)	-	-	-	-	-	(4,259)
Value of share-based services...............…….	15	-	-	-	-	-	1,661,033	-	1,661,033
Movement in treasury shares:	14								
Net sales under liquidity agreement…………….		-	(3,709)	-	9,351	-	-	-	5,642
Sales agency agreement…………….	14	-	204,750	-	30,507	-	-	-	235,257
Costs under sale agency agreement……..		-	(1,764)	-	-	-	-	-	(1,764)
Balance as of December 31, 2024……		1,843,545	266,382,670	64,620,223	(869,708)	(658,885)	31,721,881	(353,362,455)	9,677,271

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
for the years ended December 31, 2024 and 2023

	Notes	December 31, 2024	December 31, 2023
		Amounts in Swiss francs	
Net profit / (loss) for the period…….…......………………………....		**7,055,787**	**(10,556,227)**
Adjustments for:			
Net gain on Neurosterix Transaction…………………………………	23	(13,943,595)	-
Value of share-based services………………………………………	15/23	502,964	1,794,467
Post-employments benefits………………………………………	21/23	(95,219)	(62,643)
Share of net loss of associates………………………………....	24	2,177,157	-
Depreciation………………………………………………………	8/23	260,120	305,952
Net gain related to lease modification…………………………………		(2,770)	(318)
Net finance cost / (gain)………………………………………		(99,628)	312,602
Decrease / (increase) in other financial assets………………………	7/23	(5,648)	2,317
Increase in trade and other receivables……………………….	7/23	93,107	306,514
Decrease/ (increase) in contract asset………………………………	7/23	40,907	140,534
Decrease / (increase) in prepayments………………………………	7/23	(164,284)	53,386
Increase in other current assets………………………………	7/23	(7,967)	-
Decrease in payables and accruals…………………………………	12/23	(1,146,084)	(613,205)
Increase / (decrease) in deferred income……………………………		(38,401)	324,210
Net cash used in operating activities………………………………		**(5,373,554)**	**(7,992,411)**
Cash flows from investing activities			
Cash received from Neurosterix Transaction………………………....	23	5,119,754	-
Legal fees paid for Neurosterix Transaction………………………………	23	(473,270)	-
Purchase of property, plant and equipment…………………………….	9	(1,273)	(6,842)
Net cash from / (used in) investing activities………………………….		**4,645,211**	**(6,842)**
Cash flows from financing activities			
Proceeds from sale of treasury shares - shelf registration…………………	14	-	1,159,759
Costs paid on sale of treasury shares - shelf registration ………………….		(24,018)	(39,103)
Proceeds from the sale or exercise of pre-funded warrants………………	14	-	3,418,240
Costs paid on sale or exercise of pre-funded warrants……………………		(36,457)	(163,069)
Sales under sale agency agreement & liquidity agreement movements…	14	240,899	1,190,753
Costs paid on sale of treasury shares under sale agency agreement…….		(1,764)	(8,948)
Cost paid on issue of treasury shares………………………………		-	(53,600)
Principal element of lease payment…………………………………….		(73,688)	(281,793)
Interest received……………………………………………………...	22	9,165	63,964
Interest paid………………………………………………………...	22	(9,219)	(21,607)
Net cash from financing activities……………………………………		**104,918**	**5,264,596**
Decrease in cash and cash equivalents……………..………………....		**(623,425)**	**(2,734,657)**
Cash and cash equivalents at beginning of the year...………………..	6	3,865,481	6,957,086
Exchange difference on cash and cash equivalents……………………..		99,682	(356,948)
Cash and cash equivalents at end of the year………..................…..	6	**3,341,738**	**3,865,481**

During the twelve-month period ended December 31, 2024, the Group reported a net gain on Neurosterix Transaction of CHF 13.94 million of which CHF 8.87 million relates to non-cash items including CHF 9.43 million for the fair value of its 20 % participation in Neurosterix US Holdings LLC and CHF 0.2 million for the fair value of the service agreement provided at zero cost partially offset by the accelerated vesting of equity incentive units of employees transferred to Neurosterix Pharma Sàrl amounting to CHF 1.2 million (note 23). During the same period, the share of the net loss of associates amounted to CHF 2.2 million.

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
for the years ended December 31, 2024 and 2023
(Amounts in Swiss francs)

1. General information

Addex Therapeutics Ltd (the "Company") and its subsidiaries (together, the "Group") are a clinical stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders.

The Company is a Swiss stockholding corporation domiciled c/o Addex Pharma SA, Chemin des Aulx 12, CH 1228 Plan-les-Ouates, Geneva, Switzerland and the parent company of Addex Pharma SA, Addex Pharmaceuticals France SAS and Addex Pharmaceuticals Inc. Addex Therapeutics also owns a 20% equity interest in Neurosterix US Holdings LLC, USA. Neurosterix US Holdings LLC fully owns directly Neurosterix Swiss Holdings AG, Switzerland and indirectly Neurosterix Pharma Sàrl whose principal place of business is Chemin des Mines 9, CH 1202 Geneva, Switzerland.

The Groups principal place of business is Chemin des Mines 9, CH 1202 Geneva, Switzerland. Its registered shares are traded at the SIX Swiss Exchange, under the ticker symbol ADXN and its American Depositary Shares (ADSs) on the Nasdaq Stock Market under the symbol "ADXN". ADSs represents shares that continue to be admitted to trading on SIX Swiss Exchange.

These consolidated financial statements have been approved for issuance by the Board of Directors on 24 April, 2025.

2. Summary of material accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of preparation

The consolidated financial statements of Addex Therapeutics Ltd have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board ("IASB"), and under the historical cost convention.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4 "Material accounting estimates and judgements".

Due to rounding, numbers presented throughout these consolidated financial statements may not add up precisely to the totals provided. All ratios and variances are calculated using the underlying amount rather than the presented rounded amount.

Where necessary, comparative figures have been revised to conform with the current year 2024 presentation. In particular, we re-presented the consolidated statements of profit or loss and comprehensive income or loss for the year ended December 31, 2023, in order to reclass discontinued operations in accordance with IFRS 5 (note 23). In addition, the ADS numbers previously disclosed have been amended following the change in ADS ratio executed on October 23, 2023, from one ADS to six shares to a new ratio of one ADS to one hundred and twenty shares. The ADS ratio change had the same effect as a one to twenty ADS reverse split and except as otherwise indicated, all information in these consolidated financial statements gives retroactive effect to the ADS Ratio Change.

2.2 Standards and interpretations published by the IASB

New and amended standards adopted by the Group

A number of new or amended standards and interpretations became applicable for financial reporting periods beginning on or after January 1, 2024. Of the latter, the Group noted the publication of IFRS S1 (General requirement for disclosure of sustainability-related financial information) and IFRS S2 (climate – related Disclosures). The Group concluded that those new IFRS standards were not relevant as the Group did not opt for the publication of a sustainability report in accordance with Six Swiss Exchange listing rules.

There are other new standards, amendments and interpretations which have been deemed by the Group as currently not relevant, hence are not listed or discussed further here.

New standards and interpretations not yet adopted by the Group

The Group is currently assessing the potential impacts of the various new and revised standards and interpretations that will be mandatory from January 1, 2025, which the Group has not yet applied. Based on an analysis to date, the Group does not anticipate that these will have a material impact on the Group's overall results and financial position. The Group is also assessing other new and revised standards which are not mandatory until after 2025 and noted that IFRS 18 – Presentation and Disclosure in Financial Statements will replace IAS 1 - Presentation of Financial Statements - from January 1, 2027.

2.3 Consolidation

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The Company currently consolidates the financial operations of its four fully-owned subsidiaries, Addex Pharma SA, Addex Pharmaceuticals Inc., Neurosterix SA and Addex Pharmaceuticals France SAS. The Group as well owns a 20% equity interest in Neurosterix US Holdings LLC accounted for using the equity method.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. The reporting date of all Group companies is December 31.

2.4 Segment reporting

The Group operates in one segment, which is the discovery, development and commercialization of small-molecule pharmaceutical products. A single management team that reports to the Chief Executive Officer comprehensively manages the entire business. The chief operating decision-maker is the Chief Executive Officer who reviews the statement of operations of the Group on a consolidated basis, makes decisions and manages the operations of the Group as a single operating segment. The Group's activities are not affected by any significant seasonal effect. Revenue is attributable to the Company's country of domicile, Switzerland.

2.5 Foreign currency transactions

Functional and presentation currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Swiss francs, which is the Group's presentation currency.

Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of comprehensive loss.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the statement of comprehensive loss within 'finance result'.

Group companies
The results and financial position of the Group's subsidiary that has a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each statement of comprehensive loss are translated at the average exchange rate; and
- all resulting exchange differences are recognized in other comprehensive loss.

2.6 Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation, and impairment (if any). Historical cost includes expenditure that is directly attributable to the acquisition of the item. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the statement of comprehensive loss during the financial period in which they are incurred. Depreciation is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives as follows:

Computer equipment	3 years
Laboratory equipment	4 years
Furniture and fixtures	5 years
Chemical library	5 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (see note 2.7). Gains and losses on disposals are determined by comparing proceeds with the carrying amount and are included in the statement of comprehensive loss.

2.7 Financial assets

The Group has one category of financial assets, namely "trade and other receivables". Trade and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These assets are held for collection of contractual cash flows which represent solely the payment of principal and interest. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Trade and other receivables are included in other current assets in the balance sheet (see note 7).

Trade and other receivables are initially measured at fair value and subsequently measured at amortized cost and are derecognized when settled.

The Group classifies a contract asset as a receivable when the Group's right to consideration is unconditional. If the Group transfers control of goods or services to a customer before the customer pays consideration, the Group records either a contract asset or a receivable depending on the nature of the Group's right to consideration for its performance. Contract assets and contract liabilities arising from the same contract are netted and presented as either a single net contract asset or net contract liability.

Impairment of financial assets
The Group recognizes a loss allowance for expected credit losses on trade and other receivables, contract assets and security rental deposits that are measured at amortized cost. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

The Group always recognizes lifetime expected credit losses ("ECL") for trade and other receivables and contract assets where applicable. The ECL on these financial assets are estimated using a provision matrix based on the Group's historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

2.8 Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. They are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Any bank overdrafts are not netted against cash and cash equivalents but are shown as part of current liabilities on the consolidated balance sheet.

2.9 Share capital

Shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental cost (net of income taxes) is recorded as a deduction from equity attributable to the Company's equity holders as a treasury share reserve until the shares are cancelled, reissued or disposed of. When such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effect, the nominal amount is reversed from the treasury share reserve, with any remaining difference to the total transaction value being recognized in share premium.

The Company has entered into a liquidity contract where an independent broker buys and sells the Company's shares held in the broker's custody. Such shares are presented in the treasury share reserve with all other treasury shares directly held by Addex Pharma SA.

The Group also uses treasury shares to partially settle services rendered by third and related parties. When shares are issued for this purpose, the nominal share value is recognized as a treasury share reserve and the value above par is presented as a share premium.

2.10 Equity instruments

Shares issued by the Group and the sale of pre-funded warrants are both recorded at the fair value of the proceeds received, net of direct issuance costs. The fair value of pre-funded warrants sold is recorded in equity at the grant date. The Group grants from time-to-time warrants to brokers and investors. The fair value of the warrants is recorded in equity at the grant date.

2.11 Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. All payables have a contract maturity within 1 year.

2.12 Grants

Grants are not recognized until there is reasonable assurance that the Group will comply with the terms and conditions of the grant and that the grants will be received. Grants are recognized as other income in the statement of comprehensive loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grant is intended to compensate. Specifically, grants whose primary conditions are that the Group should undertake specific research activities within a defined period of time, are recognized as deferred income in the consolidated statement of financial position and transferred to the statement of comprehensive loss on a systematic and rationale basis over the defined timeframe.

2.13 Deferred income tax

Deferred income tax is recorded in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is recorded on temporary differences arising on investments in subsidiaries, except where the Group deems it probable that the temporary difference will not reverse in the foreseeable future. The temporary differences arising in investments accounted for using the equity method are recorded as deferred income taxes.

Potential deferred income tax assets from tax loss carry forwards exceed deferred tax liabilities. Deferred income tax assets from tax loss carry forwards are initially recognized to the extent that the realization of the related tax benefit through future taxable profits is probable.

2.14 Pension obligations

The Group operates one pension scheme. The scheme is generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Group has defined benefit plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. Actuarial gains and losses arising from experience adjustments, changes in actuarial assumptions and changes in the asset ceiling effect are recognized immediately in other comprehensive loss and past-service costs are recognized immediately in statement of comprehensive loss.

Under IAS 19, the shortfall or the surplus of the fair value of the plan assets compared with the defined benefit obligation is recorded as a liability or an asset in the consolidated balance sheet. That recognition is subject to asset ceiling rules and minimum funding requirements set out in IFRIC 14. The defined benefit obligation is calculated at least annually by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

2.15 Share-based compensation

The Group operates an equity sharing certificates' equity incentive plan, a share option plan, and a share purchase plan. The fair value of the services received in exchange for the grant or transfer of equity sharing certificates, options, shares is recognized in the consolidated financial statements over the period for which the services are received. The total amount to be recognized over the vesting period is determined by reference to the fair value of the equity incentive unit granted or transferred. The fair value of instruments granted includes any market performance conditions and excludes the impact of any service and non-market performance vesting conditions. Service and non-market performance conditions are included in assumptions about the number of equity incentive units that are expected to vest. At each balance sheet date, the Group revises its estimates for the number of equity incentive units that are expected to vest. It recognizes the impact of the revision to original estimates, if any, in the statement of comprehensive loss, with a corresponding adjustment to equity. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the equity incentive units are exercised.

2.16 Revenue recognition

The Group recognizes revenue from the license of intellectual property and providing research and development services:

License of intellectual property
If the license to the Group's intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Group recognizes revenues when the license conveys a right of use, or there is a right of access to the underlying intellectual property. For licenses that are sold in conjunction with a related service, the Group uses judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. If the performance obligation is settled over time, the Group determines the appropriate method of measuring progress for purposes of recognizing license revenue. The Group evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Research and development services
The Group has an arrangement with its partner that includes deploying its employees for research and development activities. The Group assesses if these research and development activities are considered distinct in the context of the respective contract and, if so, they are accounted for as a separate performance obligation. This revenue is calculated based on the costs incurred (input method) in accordance with the respective contract and recorded within "Revenue from contract with customer" over time as the activities are performed.

Contract balances
The Group receives payments and determines credit terms from its customers for its various performance obligations based on billing schedules established in each contract. The actual timing of the income recognition, billings and cash collections may result in other current receivables, accrued revenue (contract assets), and deferred revenue (contract liabilities) being recorded on the balance sheet. Amounts are recorded as other current receivables when the Group's right to consideration is unconditional. The Group does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.

Under IFRS 15, the Group mainly recognizes as revenue its non-refundable license fees, milestone, research activities and royalties when its customer obtains control of promised services, in an amount that reflects the consideration which the Group expects to receive in exchange for those rendered services. At contract inception, once the contract is determined to be within the scope of IFRS 15, the Group assesses the services promised within each contract and determine those that are performance obligations and assess whether each promised service is distinct. The Group uses the most likely method to estimate any variable consideration and include such consideration in the amount of the transaction price based on an estimated stand-alone selling price. Revenue is recognized for the respective performance obligation when (or as) the performance obligation is satisfied.

2.17 Finance income and expense

Interest received or paid on cash and cash equivalents are classified in the statement of cash flows under financing activities.

2.18 Leases

The Group assesses whether a contract is or contains a lease, at inception of the contract. The Group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (less than USD 5 thousand). For these leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The lease liability is initially measured at the present value of the lease payments as from the commencement date of the lease until the expected termination date. In determining the lease term, management consider all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option. Extension option are only considered if the lease is reasonably certain to be extended. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances, that is within the control of the lessees, occurs.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. They are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease. The right-of-use assets are presented as a separate line in the consolidated statement of financial position. All lease payments on leases are presented as part of the cash flow from financing activities, except for the short-term and low value leases cash flows, which are booked under operating activities.

2.19 Research and development

Research and development costs are expensed as incurred. Costs incurred on development projects are recognized as intangible assets when the following criteria are fulfilled:

- it is technically feasible to complete the intangible asset so that it will be available for use or sale;
- management intends to complete the intangible asset and use or sell it;
- there is an ability to use or sell the intangible asset;
- it can be demonstrated how the intangible asset will generate probable future economic benefits;
- adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and
- the expenditure attributable to the intangible asset during its development can be reliably measured.

In the opinion of management, due to uncertainties inherent in the development of the Group's products, the criteria for development costs to be recognized as an asset, as prescribed by IAS 38, "Intangible Assets", are not met.

3. **Financial risk management**

3.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk, liquidity risk and capital risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance. Risk management is carried out by the Group's finance department (Group Finance) under the policies approved by the Board. Group Finance identifies, evaluates and in some instances economically hedges financial risks in close co-operation with the Group's operating units. The Board provides written guidance for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest-rate risk, use of derivative financial instruments and non-derivative financial instruments, credit risk and investing excess liquidity.

Market risk and foreign exchange risk
The Group operates internationally and is exposed to foreign exchange risk arising from various exposures with respect to the Euro, US dollar and UK pound. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. To manage foreign exchange risk Group Finance maintains foreign currency cash balances to cover anticipated future requirements. The Group's risk management policy is to economically hedge 50% to 100% of anticipated transactions in each major currency for the subsequent 12 months. The Group has a subsidiary in France and in United States of America, whose net assets are exposed to foreign currency translation risk. In 2024, a 10% increase or decrease in the EUR/CHF exchange rate would have resulted in a CHF 3,783 increase or decrease in net loss and shareholders' equity as at December 31, 2024 (2023: a CHF 4,901 decrease or increase) a 10% increase or decrease in the GBP/CHF exchange rate would have resulted in a CHF 2,285 increase or decrease in net loss and shareholders' equity as at December 31, 2024 (2023: a CHF 15,203 decrease or increase) and a 10% increase or decrease in the USD/CHF exchange rate would have resulted in a CHF 42,913 increase or decrease in net loss and shareholders' equity as at December 31, 2024 (2023: CHF 166,581). The Group is not exposed to equity price risk or commodity price risk as it does not invest in these classes of investment.

Interest rate risk
The Group's exposure to interest rate fluctuations is limited because the Group has no interest-bearing indebtedness.

Credit risk
Credit risk is managed on a Group basis. Credit risk arises from cash and cash equivalents and deposits with banks, as well as credit exposures to collaboration partners. The Group has a limited number of collaboration partners and consequently has a significant concentration of credit risk. The Group has policies in place to ensure that credit exposure is kept to a minimum and significant concentrations of credit risk are only granted for short periods of time to high credit quality partners. The Group's policy is to invest funds in low-risk investments including interest bearing deposits. For banks and financial institutions, only independently rated parties with a minimum rating of "A" are accepted (see note 6).

Liquidity risk
The Group's principal source of liquidity is its cash reserves which are obtained through the sale of new shares and to a lesser extent the sale of its research and development stage products. Group Finance monitors rolling forecasts of the Group's liquidity requirements to ensure it has sufficient cash to meet operational needs. The ability of the Group to maintain adequate cash reserves to sustain its activities is highly dependent on the Group's ability to raise further funds from the licensing of its development stage products and the sale of new shares. Consequently, the Group is exposed to significant liquidity risk (see note 4).

3.2 Capital risk management

The Group is not regulated and not subject to specific capital requirements. The amount of equity depends on the Group's funding needs and statutory capital requirements. The Group monitors capital periodically on an interim and annual basis. From time to time, the Group may take appropriate measures or propose capital increases to its shareholders to ensure the necessary capital remains intact. The Group did not have any short-term or long-term debt outstanding as of December 31, 2024 and 2023.

The ability of the Group to maintain adequate cash reserves to continue its activities is subject to risk as it is highly dependent on the Group's ability to raise further funds from the sale of new shares.

The Group's objectives when managing capital based on its net debt are to safeguard the Group's ability to continue as a going concern in order to ensure the financing of successful research and development activities so that future profits can be generated and to maintain sufficient financial resources to mitigate against risks and unforeseen events.

A reconciliation of the net debt position is detailed as follows:

	Leases	Cash and cash equivalents	Other financial assets	Total
Net asset / (debt) as at January 1, 2023...............	**(373,135)**	**6,957,086**	**3,165**	**6,587,116**
Cash flows…………..…………………………	281,793	(2,734,657)	(2,317)	(2,455,181)
Effect of modification to lease terms…………………..	(252,994)	-	-	(252,994)
Foreign exchange differences…..………………….…..	-	(356,948)	-	(356,948)
Net asset / (debt) as at December 31, 2023………...	**(344,336)**	**3,865,481**	**848**	**3,521,993**
Cash flows…………..…………………………	73,688	(623,425)	5,648	(544,089)
Effect of modification to lease terms…………………..	(23,940)	-	-	(23,940)
Disposal………………………………………………..	10,178	-	-	10,178
Assets transferred to Neurosterix Pharma Sàrl……….	242,416	-	-	242,416
Foreign exchange differences…..………………….…..	-	99,682	-	99,682
Net asset / (debt) as at December 31, 2024………	**(41,994)**	**3,341,738**	**6,496**	**3,306,240**

In addition, the maturity profile of the Group's financial liabilities is presented in the table below:

At December 31, 2024

	Less than 1 Year	1 to 5 Years	More than 5 Years	Total cash out flows	Carrying amount liabilities
Lease Liabilities………………………………………..	9,240	38,499	-	**47,739**	**41,994**

At December 31, 2023

	Less than 1 Year	1 to 5 Years	More than 5 Years	Total cash out flows	Carrying amount liabilities
Lease Liabilities………………………………………..	293,399	72,350	-	**365,749**	**344,336**

As of December 31, 2023, lease liabilities relate to the rent of laboratories, equipment, offices and related spaces used by the Group. Following the Neurosterix transaction executed on April 2, 2024 (note 23), the Group reduced the number of leases.

3.3 Fair value estimation

The nominal value less estimated credit adjustments of trade and other receivables, contract assets and payables are assumed to approximate to their fair values due to the short-term maturity of these instruments and are held at their amortized cost in accordance with IFRS 9. The fair value of other financial assets and liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4. Material accounting estimates and judgments

The Group makes estimates and assumptions concerning the future. These estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities or may have had a significant impact on the reported results are disclosed below:

Going concern
The Group's accounts are prepared on a going concern basis. To date, the Group has financed its cash requirements primarily from share issuances, licensing certain of its research and development stage products and selling its allosteric modulator drug discovery technology platform with a portfolio of preclinical programs. The Group is a development-stage enterprise and is exposed to all the risks inherent in establishing a business. The Group expects that its existing cash and cash equivalents, at the issuance date of these consolidated financial statements will be sufficient to fund its operations and meet all of its obligations as they fall due, through mid-

June 2026. The future viability of the Group is dependent on its ability to raise additional capital through public or private financings or collaboration agreements to finance its future operations, which may be delayed due to reasons outside of the Group's control including health pandemics and geopolitical risks. The sale of additional equity may dilute existing shareholders. The inability to obtain funding, as and when needed, would have a negative impact on the Group's financial condition and ability to pursue its business strategies. If the Group is unable to obtain the required funding to run its operations and to develop and commercialize its product candidates, the Group could be forced to delay, reduce or stop some or all of its research and development programs to ensure it remains solvent. Management continues to explore options to obtain additional funding, including through collaborations with third parties related to the future potential development and/or commercialization of its product candidates. However, there is no assurance that the Group will be successful in raising funds, closing collaboration agreements, obtaining sufficient funding on terms acceptable to the Group, or if at all, which could have a material adverse effect on the Group's business, results of operations and financial condition.

The Business of the Group could be adversely affected by health pandemics and geopolitical risks
The business of the Group could be adversely affected by health epidemics and geopolitical risks in regions where the Group or partners have concentrations of clinical trial sites or other business operations and could cause significant disruption in the operations of third-party manufacturers and CROs upon whom the Group or partners rely. Health pandemics may pose the risk that the Group, employees, contractors, collaborators, and partners may be prevented from conducting certain pre-clinical tests, clinical trials or other business activities for an indefinite period of time, including due to travel restrictions, quarantines, "stay-at-home" and "shelter-in-place" orders or shutdowns that have been or may in the future be requested or mandated by governmental authorities. For example, the COVID-19 pandemic has impacted the business of the Group and clinical trials led by the Group or partners, including as a result of delays or difficulties in clinical site initiation, difficulties in recruiting and retaining clinical site investigators and clinical site staff and interruption of the clinical supply chain or key clinical trial activities, such as clinical trial site monitoring, and supply chain interruptions caused by restrictions for the supply of materials for drug candidates or other materials necessary to manufacture product to conduct clinical and preclinical tests. Geopolitical risks such as Russia-Ukraine war or Middle East conflict may create global security concerns including the possibility of an expanded regional or global conflict and potential ramifications such as disruption of the supply chain including research and development activities being conducted by the Group and its strategic partners. Delays in research and development activities of the Group and its partners could increase associated costs and, depending upon the duration of any delays, require the Group and its partners to find alternative suppliers at additional expense. In addition, Russia-Ukraine war has had significant ramifications on global financial markets, which may adversely impact the ability of the Group to raise capital on favorable terms or at all.

Discontinued operations related to the Neurosterix Transaction
On April 2, 2024, the Group sold a part of its business constituting its allosteric modulator drug discovery technology platform and a portfolio of preclinical programs (note 23). As a consequence, the Group recognized discontinued operations in the statements of profit or loss under "net profit or loss from discontinued operations" for the twelve-month period ended December 31, 2024 and 2023 respectively, in accordance with IFRS 5. The Group identified as well, cash flows from discontinued operations for the twelve-month period ended December 31, 2024 and 2023, respectively (note 23). The identification of discontinued operations may require some degree of judgement.

Investments accounted for using the equity method
The Group received an equity interest of 20% in Neurosterix US Holdings LLC as part of the Neurosterix Transaction. The initial recognition of the investment has been accounted at a fair value based on a financial valuation of Neurosterix's Group. This carrying amount is going to be increased or decreased to recognize the share of profit or loss of Neurosterix's Group and tested for impairment whenever events or changes in circumstances indicate that it may not be recoverable.

Revenue recognition
Revenue is primarily from fees related to licenses, milestones and research services. Given the complexity of the relevant agreements, judgements are required to identify distinct performance obligations, allocate the transaction price to these performance obligations and determine when the performance obligations are met. In particular, the Group's judgement over the estimated stand-alone selling price which is used to allocate the transaction price to the performance obligations is disclosed in note 16.

Grants
Grants are recorded at their fair value when there is reasonable assurance that they will be received and recognized as income when the Group has satisfied the underlying grant conditions. In certain circumstances, grant income may be recognized before explicit grantor acknowledgement that the conditions have been met.

Accrued research and development costs
The Group records accrued expenses for estimated costs of research and development activities conducted by third party service providers. The Group records accrued expenses for estimated costs of research and development activities based upon the estimated amount of services provided, but not yet invoiced, and these costs are included in accrued expenses on the balance sheets and within research and development expenses in the statements of profit or loss. These costs are a significant component of research and development expenses. Accrued expenses for these costs are recorded based on the estimated amount of work completed in accordance with agreements established with these third parties. Due to the nature of estimates, the Group may be required to make changes to the estimates after a reporting period as it becomes aware of additional information about the status or conduct of its research activities.

Share-based compensation
The Group recognizes an expense for share-based compensation based on the valuation of equity incentive units using the Black-Scholes valuation model. A number of assumptions related to the volatility of the underlying shares and to the risk-free rate are made in this model. Should the assumptions and estimates underlying the fair value of these instruments vary significantly from management's estimates, then the share-based compensation expense would be materially different from the amounts recognized. Had these assumptions been modified within their feasible ranges, i.e. a 20% increase or decrease in the volatility assumption for the twelve-month period ended December 31, 2024 (a 20% increase or decrease for the twelve-month period ended December 31, 2023) and a risk-free rate of 1 or 0.5 for the twelve-month period ended December 31, 2024 (1 or 0.5 for the twelve-month period ended December 31, 2023), and the Group calculated the share-based compensation based on the higher and lower values of these ranges, share-based compensation expense in 2024 would have been CHF 1.3 million or CHF 1.9 million, respectively (2023: CHF 1.3 million or CHF 2.1 million, respectively). This is compared to the total amount recognized as an expense in the statement of profit or loss for CHF 1.7 million in 2024 (2023: CHF 1.8 million). Additional information is disclosed in note 15.

Equity instruments
The group records in equity the pre-funded warrants sold to investors and the warrants granted to investors at a fair value calculated using Black-Scholes model.

Pension obligations
The present value of the pension obligations is calculated by an independent actuary and depends on a number of assumptions that are determined on an actuarial basis such as discount rates, future salary and pension increases, and mortality rates. Any changes in these assumptions will impact the carrying amount of pension obligations. The Group determines the appropriate discount rate at the end of each period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Other key assumptions for pension obligations are based in part on current market conditions. Additional information is disclosed in note 21.

5. Segment information

Management has identified one single operating segment, related to the discovery, development and commercialization of small-molecule pharmaceutical products.

Information about products, services and major customers
External income of the Group for the years ended December 31, 2024 and 2023 is derived from the business of discovery, development and commercialization of pharmaceutical products. Income was earned from rendering of research services to a pharmaceutical company and grants earned.

Information about geographical areas
External income is exclusively recorded in the Swiss operating company.

Analysis of revenue from contract with customer and other income by nature is detailed as follows:

	2024	2023*
Collaborative research funding……………………......	404,102	1,612,953
Other service income………………………………....	5,940	4,235
Total …..………………………………………………	**410,042**	**1,617,188**

Analysis of revenue from contract with customer and other income by major counterparties is detailed as follows:

	2024	2023*
Indivior PLC …………………………………………....	404,102	1,612,953
Other counterparties……………………………….…	5,940	4,235
Total …………….…………………………….……	**410,042**	**1,617,188**

For more detail, refer to note 16, "Revenue from contract with customer" and note 17 "Other Income".

The geographical allocation of long-lived assets is detailed as follows:

	December 31, 2024	December 31, 2023
Switzerland……………...……………………….……...	7,136,602	406,946
France…………………………………………….......	338	334
Total…………………………..…………..................	**7,136,940**	**407,280**

The geographical analysis of operating costs is as follows:

	<u>2024</u>	<u>2023*</u>
Switzerland……………………………..............	3,129,444	3,844,670
United States of America……………….….............	31,276	11,117
France……………….……………..….....................	4,555	4,368
Total operating costs (note 18) ………………….......	**3,165,275**	**3,860,155**

There was capital expenditure of CHF 1,273 in 2024 and CHF 6,842 in 2023.

6. Cash and cash equivalents

	December 31, 2024	**December 31, 2023**
Cash at bank and on hand…………………..............	3,341,738	3,865,481
Total cash and cash equivalents……………….......	**3,341,738**	**3,865,481**

Split by currency:

	December 31, 2024	**December 31, 2023**
CHF…………..…....……………………..............	80.84%	39.88%
USD…………..……………………….…...............	14.90%	56.22%
EUR…………..……………………….…...............	2.42%	3.03%
GBP……………….………………….….............	1.84%	0.87%
Total……………….…………….……………	**100.00%**	**100.00%**

The Group earns interest on USD cash and cash equivalents and invests its cash balances into a variety of current and deposit accounts mainly with two Swiss bank whose external credit rating is P-1/A-1.

All cash and cash equivalents were held either at banks or on hand as of December 31, 2024 and December 31, 2023.

Credit quality of cash and cash equivalents

The table below shows the cash and cash equivalents by credit rating of the major counterparties:

External credit rating of counterparty	**December 31, 2024**	**December 31, 2023**
P-1 / A-1…….…………………………..............	3,302,810	3,269,523
P-2 / A-1…….……………………….…...............	6,681	286,399
Other…………………………………….…………	32,132	309,446
Cash on hand……………………….…...............	115	113
Total cash and cash equivalents………….................	**3,341,738**	**3,865,481**

External credit ratings of counterparties were obtained from Moody's (P-) or Standard & Poor's (A-).

7. Other current assets

	December 31, 2024	**December 31, 2023**
Other financial assets…………………………….……	6,496	848
Trade and other receivables………………….….........	15,513	110,361
Contract asset (Indivior PLC)……………………..........	-	40,907
Prepayments……………….……..…………..............	169,649	217,008
Other current assets……………………………..........	7,967	-
Total other current assets…………………….......	**199,625**	**369,124**

Other current assets decreased by CHF 0.2 million as of December 31, 2024 compared to December 31, 2023 mainly due to a decrease of CHF 0.1 million in the trade and other receivables whose evolution is driven by the termination of the research agreement with Indivior on June 30,2024.The Group applies the IFRS 9 simplified approach to measuring expected credit losses ("ECL"), which uses a lifetime expected loss allowance for all contract assets, trade receivables and other receivables. The Group has considered that the contract asset, trade receivables and other receivables have a low risk of default based on historic loss rates and forward-looking information on macroeconomic factors affecting the ability of the third parties to settle invoices. As a result, expected loss allowance has been deemed as nil as of December 31, 2024 and December 31, 2023.

8. Right-of-use assets

Year ended December 31, 2023	Properties	Equipment	Total
Opening net book amount……………………………	353,097	4,516	357,613
Depreciation charge………….…………………………	(277,885)	(2,708)	(280,593)
Effect of lease modifications………………………	253,312	-	253,312
Closing net book amount…………..………….....	**328,524**	**1,808**	**330,332**

As of December 31, 2023	Properties	Equipment	Total
Cost………………………….……...………………………	1,725,162	13,542	1,738,704
Accumulated depreciation………………….…………	(1,396,638)	(11,734)	(1,408,372)
Net book value……………...………………………	**328,524**	**1,808**	**330,332**

Year ended December 31, 2024	Properties	Equipment	Total
Opening net book amount………………………....	328,524	1,808	330,332
Depreciation charge………….……………………….	(73,337)	(677)	(74,014)
Effect of lease modifications……………………	23,940	-	23,940
Disposals………………………………………………	(7,408)	-	(7,408)
Assets transferred to Neurosterix Pharma Sàrl………	(230,141)	(1,131)	(231,272)
Closing net book amount…………………......	**41,578**	**-**	**41,578**

As of December 31, 2024	Properties	Equipment	Total
Cost…………………………….……...………………	111,642	-	111,642
Accumulated depreciation………………….………	(70,064)	-	(70,064)
Net book value……………...………………….	**41,578**	**-**	**41,578**

The gross value of the right of use assets decreased by CHF 1,627,062 between December 31, 2023, and December 31, 2024, primarily due to the transfer of assets to Neurosterix Group on April 2, 2024 (note 23). As a consequence, the depreciation charge has been reduced. For the year ended December 31, 2024, the Group recorded a depreciation charge of CHF 0.1 million (2023: CHF 0.2 million) as part of research and development expenses and close to nil (2023: CHF 0.1 million) as part of general and administration expenses.

The total cash outflows for the principal element of lease payment amounted to CHF 0.1 million for the year ended December 31, 2024 and CHF 0.3 million for the year ended December 31, 2023. The maturity analysis of lease liabilities is presented under note 3.2.

9. Property, plant and equipment

Year ended December 31, 2023	Equipment	Furniture & fixtures	Chemical library	Total
Opening net book amount…...……………………	41,121	-	-	41,121
Additions………..………………………………....	6,842	-	-	6,842
Depreciation charge…..…………………………….	(25,359)	-	-	(25,359)
Closing net book amount…...………………….	**22,604**	**-**	**-**	**22,604**

As of December 31, 2023	Equipment	Furniture & fixtures	Chemical library	Total
Cost………………………….……...………………	1,721,251	7,564	1,207,165	2,935,980
Accumulated depreciation……..…………………	(1,698,647)	(7,564)	(1,207,165)	(2,913,376)
Net book value………...………………………..	**22,604**	**-**	**-**	**22,604**

Year ended December 31, 2024	Equipment	Furniture & fixtures	Chemical library	Total
Opening net book amount…….………………….…..	22,604	-	-	22,604
Additions……….………………………………..…..	1,273	-	-	1,273
Depreciation charge………….………………………	(3,759)	-	-	(3,759)
Assets transferred to Neurosterix Pharma Sàrl……….	(18,987)	-	-	(18,987)
Closing net book amount……..…....................…	**1,131**	**-**	**-**	**1,131**

As of December 31, 2024	Equipment	Furniture & fixtures	Chemical library	Total
Cost……….……………………………….…..........	84,775	-	-	84,775
Accumulated depreciation……….............................	(83,644)	-	-	(83,644)
Net book value……...….………………………....	**1,131**	**-**	**-**	**1,131**

The gross value of property, plant and equipment decreased by CHF 2,851,205 between December 31, 2023 and December 31, 2024, primarily due to the transfer of fixed assets to Neurosterix Group on April 2, 2024 for a gross amount of CHF 2,596,458 and disposals amounting to CHF 256,020.

For the year ended December 31, 2024, the Group recorded a depreciation charge of CHF 3,096 (2023: CHF 22,572) as part of research and development expenses and CHF 663 (2023: CHF 2,787) as part of general and administration expenses.

10. Intangible assets

Period ended December 31, 2024	Service agreement	Total
Opening net book amount…….…………………….,...	-	-
Additions………….…………………………….…..	182,348	182,348
Depreciation charge……….…………………………	(182,348)	(182,348)
Closing net book amount……..…....................…	**-**	**-**

As of December 31, 2024	Service agreement	Total
Cost……….…………………………………..........	182,348	182,348
Accumulated depreciation……….............................	(182,348)	(182,348)
Net book value……...….……………………	**-**	**-**

The service agreement relates to staff and infrastructure provided by Neurosterix Pharma Sàrl at zero cost in accordance with the Neurosterix Transaction (note 23). The depreciation charge was recognized at the rate at which these services were provided.

11. Non-current financial assets

	December 31, 2024	December 31, 2023
Security rental deposits………….……………………...	7,089	54,344
Total non-current financial assets………………..	**7,089**	**54,344**

Security rental deposits relate to office space. The applicable interest rate to such deposits is immaterial, and therefore, the value approximates amortized cost.

12. Payables and accruals

	December 31, 2024	December 31, 2023
Trade payables……….……………………………..	253,290	984,384
Social security and other taxes……….………………..	22,649	164,609
Accrued expenses……….…………………………….	518,848	1,235,357
Total payables and accruals……….…………………	**794,787**	**2,384,350**

All payables mature within 3 months. Accrued expenses and trade payables primarily relate to R&D services from contract research organizations, consultants and professional fees. The total amount of payables and accruals decreased by CHF 1.6 million as of

December 31, 2024 compared to December 31, 2023 mainly due to the sale of a part of our business on April 2, 2024 (note 23). The carrying amounts of payables do not materially differ from their fair values, due to their short-term nature.

13. Deferred income

The Group expects the deferred income to be recognized as follows:

	December 31, 2024	December 31, 2023
Expected income recognition in year one after the balance sheet date…………………………………..……	-	234,978
Expected income recognition in year two after the balance sheet date………………………………………	-	89,232
Total deferred income………...………………….……	**-**	**324,210**

The deferred income relates to a grant from Eurostars/Innosuisse. See note 17 "other income" for further information related to the Eurostars/Innosuisse project.

14. Share capital

	Number of shares		
	Common shares	Treasury shares	Total
Balance as of January 1, 2023…………….………........	**115,348,311**	**(38,214,291)**	**77,134,020**
Issue of shares - treasury shares………………………	32,900,000	(32,900,000)	-
Issue of shares - exercise ESOP ………………………	12,527,235	-	12,527,235
Sale of shares under shelf registration…………………	-	7,999,998	7,999,998
Exercise of pre-funded warrants [1] ……………………	23,578,950	-	23,578,950
Sale of shares under sale agency agreement…………	-	4,006,373	4,006,373
Net purchase of shares under liquidity agreement……	-	(43,872)	(43,872)
Acquisition of shares forfeited from DSPPP……………	-	(7,311)	(7,311)
Balance as of December 31, 2023…………………….	**184,354,496**	**(59,159,103)**	**125,195,393**
Shares reclassed as treasury shares under IFRS 2….	-	(29,958,807)	(29,958,807)
Balance as of December 31, 2023 IFRS 2…………...	**184,354,496**	**(89,117,910)**	**95,236,586**

[1] In accordance with Swiss law, the issuance of 6,120,000 new shares through the exercise of pre-funded warrants from December 12, 2023 to December 31, 2023, have been registered in the commercial register on February 20, 2024. As of December 31, 2023, the amount of the share capital as registered in the commercial register is CHF 1,782,344.96 divided into 178,234,496 shares.

	Number of shares		
	Common shares	Treasury shares	Total
Balance as of January 1, 2024 [1]………………………	**184,354,496**	**(59,159,103)**	**125,195,393**
Sale of shares under sale agency agreement…………	-	3,050,665	3,050,665
Net sale of shares under liquidity agreement……….	-	55,450	55,450
Acquisition of shares forfeited from DSPPP………......	-	(8,539)	(8,539)
Balance as of December 31, 2024……………………	**184,354,496**	**(56,061,527)**	**128,292,969**
Shares reclassed as treasury shares under IFRS 2….	-	(29,950,268)	(29,950,268)
Balance as of December 31, 2024 IFRS 2…………...	**184,354,496**	**(86,011,795)**	**98,342,701**

[1] In accordance with Swiss law, the issuance of 6,120,000 new shares through the exercise of pre-funded warrants from December 12, 2023 to December 31, 2023, have been registered in the commercial register on February 20, 2024. As of January 1, 2024, the amount of the share capital as registered in the commercial register is CHF 1,782,344.96 divided into 178,234,496 shares.

As of December 31, 2024, 128,292,969 shares were outstanding excluding 56,061,527 treasury shares directly held by Addex Pharma SA and including 29,950,268 outstanding shares benefiting from our DSPPP, considered as treasury shares under IFRS 2 (see note 15). As of December 31, 2023, 125,195,393 shares were outstanding excluding 59,159,103 treasury shares directly held by Addex Pharma SA and including 29,958,807 outstanding shares benefiting from our DSPPP, considered as treasury shares under IFRS 2 (see note 15). All shares have a nominal value of CHF 0.01.

The Group maintains a liquidity agreement with Kepler Cheuvreux ("Kepler"). Under the agreement, the Group has provided Kepler with cash and shares to enable them to buy and sell the Company's shares. As of December 31, 2024, 116,622 (December 31, 2023: 172,072) treasury shares are recorded under this agreement in the treasury share reserve and CHF 6,496 (December 31, 2023: CHF 848) is recorded in other financial assets.

During the year 2024, the Group sold 3,050,665 treasury shares under the sale agency agreement with Kepler Cheuvreux at an average price of CHF 0.08 per share for gross proceeds of CHF 235,257 (during the year 2023, the Group sold 4,006,373 treasury shares at an average price of CHF 0.30 per share for gross proceeds of CHF 1,193,074).

On February 20, 2024, in accordance with Swiss law, the company registered in the commercial register 6,120,000 new shares issued out of conditional capital from December 12, 2023 to December 31, 2023 following the exercise of pre-funded warrants granted to one institutional investor on April 3, 2023.

On December 13, 2023, the company increased its capital from CHF 1,329,483 to CHF 1,782,345 by the issuance of 45,286,185 new registered shares at a nominal value of CHF 0.01 per share. Of these shares, 29,986,185 has been issued out of our conditional capital including 17,458,950 shares issued following the exercise of pre-funded warrants granted in the offering executed in April 2023 and 12,527,235 shares issued through the exercise of equity incentive units at a strike price of CHF 0.043 by Board Members, Executive Managers and employees on November 27, 2023. The payment of the strike price has been deferred under the Group's staff retention deferred strike price payment plan ("DSPPP") and consequently, under IFRS 2, the 12,527,235 shares issued from the exercise of equity incentive units are considered as treasury shares. The 12,527,235 shares are considered to be legally owned by the exercising equity incentive unit holders on November 27, 2023. The remaining 15,300,000 shares have been issued from the capital band of the company and fully subscribed by its 100% owned subsidiary Addex Pharma SA at the nominal value of CHF 0.01.

On October 23, 2023, the ADS ratio was changed from one ADS to six shares to a new ratio of one ADS to one hundred and twenty shares. The ADS ratio change had the same effect as a one to twenty ADS reverse split and except as otherwise indicated, all information in these consolidated financial statements gives retroactive effect to the ADS Ratio Change.

On June 14, 2023, the Company increased its capital from CHF 1,153,483 to CHF 1,329,483 through the issuance of 17,600,000 new shares from its capital band to its 100% owned subsidiary, Addex Pharma SA, at the nominal value of CHF 0.01. These shares are held as treasury shares; hence the operation does not impact the outstanding share capital.

On April 3, 2023, the Group entered into a securities purchase agreement with an institutional investor. The Group sold 7,999,998 treasury shares in the form of ADSs at a price of USD 0.16 (CHF 0.14) per share equivalent to USD 19.00 per ADS (CHF 17.20 per ADS) and 23,578,950 pre-funded warrant shares in the form of ADSs at a price of USD 0.16 (CHF 0.14 per share) equivalent to USD 18.80 (CHF 17.02) per ADS totally exercised as of December 31, 2023. As a consequence, 23,578,950 new shares have been issued from conditional capital of which 6,120,000 have been registered in the commercial register on February 20, 2024 in accordance with Swiss law. The total gross proceeds from the offering amounted to USD 5.0 million (CHF 4.5 million) and directly attributable share offering costs of CHF 0.2 million were recorded as a deduction in equity. In addition, the Group granted the institutional investor, 31,578,948 warrant shares exercisable in the form of ADSs with an exercise price of USD 0.17 (CHF 0.15) per share equivalent to USD 20.00 (CHF 18.11) per ADS and an exercise period expiring on April 5, 2028. The fair value of the warrant shares amounts to CHF 1.78 million and has been recorded in equity as a cost of the offering. The Group also reduced the price to USD 0.17 (CHF 0.15) per share equivalent to USD 20.00 (CHF 18.11) per ADS and extended the exercise period to April 5, 2028 of 9,230,772 warrant shares exercisable in the form of ADSs and 15,000,000 warrant shares exercisable in the form of ADSs granted in the securities purchase agreement signed on December 16, 2021 and July 22, 2022, respectively. Therefore, the institutional investor holds a total of 55,809,720 warrant shares exercisable in the form 465,081 warrant ADSs with an exercise price of USD 0.17 (CHF 0.15) per share equivalent to USD 20.00 (CHF 18.11) per ADS, expiring on April 5, 2028. Additionally, the amendments to the exercise conditions resulted in an increase in the total fair value of CHF 0.96 million that has been recorded in equity as a cost of the offering.

15. Share-based compensation

The total share-based compensation expense recognized as continuing operating costs in the statement of comprehensive profit or loss for equity incentive units granted to Board Members, Executive Managers, employees and consultants has been recorded under the following headings:

	2024	**2023**
Research and development……………...……………..	2,089	30,190
General and administration………………………....	173,194	250,010
Total share-based compensation for continuing operations…………………………………………….	**175,283**	**280,200**

The total share-based compensation expense recognized as discontinued operating costs in the statement of comprehensive profit or loss under "net profit or loss from discontinued operations" for equity incentive units granted to Board Members, Executive Managers, employees and consultants has been recorded under the following headings:

	2024	**2023**
Research and development……………...……………..	113,709	540,470
General and administration………………………....	213,972	973,797
Total share-based compensation for discontinued operations...……………………………………….....	**327,681**	**1,514,267**

As part of the Neurosterix Transaction executed on April 2, 2024, the accelerated vesting of equity incentive units of employees and Executive Managers transferred to Neurosterix Pharma Sàrl amounted to CHF 1.2 million and was included in the net gain of the sale of activities (note 23).

Employee share option plans (ESOP)

The Company established an employee share option plan to provide incentives to directors, executives, employees and consultants of the Group.

During 2024, the Group granted 6,439,124 share options at an exercise price of CHF 0.05 with vesting over 4 years and a 10-year exercise period. Of these share options, 5,413,934 were granted to employees and Executive Managers transferred to Neurosterix Group on April 2, 2024 and the costs of the remaining vesting period were recognized as accelerated vesting under discontinued operations.

During 2023, the Group granted the following options with vesting over 4 years and a 10-year exercise period at the grant date as described in the table below. Grant conditions relating to the strike price have been amended during the year ended December 31, 2023.

	Strike price at grant date	Expiry date at grant date	Number of share options granted for continuing and discontinued operations	Number of share options repriced to CHF 0.043 on November 27 2023	Number of share options exercised under the DSPPP
January 1, 2023......	0.101	Dec. 31, 2032	436,677	-	-
May 12, 2023.........	0.13	May 11, 2033	12,736,209	12,736,209	12,527,235
July 1, 2023...........	0.106	June 30, 2033	147,695	-	-
Total 2023.............			**13,320,581**	**12,736,209**	**12,527,235**

In 2023, 13,320,581 share options were granted of which 12,736,209 were repriced at a strike price of CHF 0.043 on November 27, 2023 and 12,527,235 have been exercised the same day under the DSPPP. Of these share options, 12,521,055 were granted to employees transferred to Neurosterix Group on April 2, 2024 and the costs of the remaining vesting period were recognized as accelerated vesting under discontinued operations.

Movements in the number of outstanding share options are as follows:

	Average strike price (CHF)	2024	Average strike price (CHF)	2023
At January 1...	0.32	1,570,346	0.55	777,000
Exercised under the DSPPP........................	-	-	0.043	(12,527,235)
Granted..	0.05	6,439,124	0.13	13,320,581
Forfeited..	0.05	(2,679)	-	-
At December 31.......................................	**0.10**	**8,006,791**	**0.32**	**1,570,346**

At December 31, 2024, of the outstanding 8,006,791 share options (2023: 1,570,346), 733,582 were exercisable (2023: 686,605).

The outstanding share options as at December 31, 2024 and 2023 have the following expiry dates:

At December 31, 2024	**Range of strike prices (CHF)**				
Expiry date	**0.043 to 0.106**	**0.13**	**0.14 to 0.99**	**1.00 to 3.00**	**Total**
2025..	-	-	25,000	4,687	29,687
2027..	-	56,655	11,385	7,241	75,281
2028..	-	59,530	26,085	5,292	90,907
2029..	-	-	-	110,500	110,500
2030..	-	10,000	-	44,854	54,854
2031..	-	40,000	-	73,888	113,888
2032..	436,677	192,928	108,955	-	738,560
2033..	356,669	-	-	-	356,669
2034..	6,436,445	-	-	-	6,436,445
Total...	**7,229,791**	**359,113**	**171,425**	**246,462**	**8,006,791**

At December 31, 2023	Range of strike prices (CHF)				
Expiry date	**0.043 to 0.106**	**0.13**	**0.14 to 0.99**	**1.00 to 3.00**	**Total**
2025…………………………………………	-	-	25,000	4,687	29,687
2027…………………………………………	-	56,655	11,385	7,241	75,281
2028…………………………………………	-	59,530	26,085	5,292	90,907
2029…………………………………………	-	-	-	110,500	110,500
2030…………………………………………	-	10,000	-	44,854	54,854
2031…………………………………………	-	40,000	-	73,888	113,888
2032…………………………………………	436,677	192,928	108,955	-	738,560
2033…………………………………………	356,669	-	-	-	356,669
Total…………………………………	**793,346**	**359,113**	**171,425**	**246,462**	**1,570,346**

The weighted average fair value of share options granted during 2024 determined using a Black-Scholes model was CHF 0.035 (2023: CHF 0.08). The significant inputs to the model were:

	2024	**2023**
Weighted average share price per share at the grant date………………...	CHF 0.057	CHF 0.140
Weighted average strike price per share……………………………………..	CHF 0.050	CHF 0.130
Weighted average volatility (1)...……………….…………………………........	64.62%	58.16%
Weighted average expected option life (years)………………………….…	6.25	6.25
Dividend yield…………………………………………………………………....	-	-
Weighted average annual risk-free rate………………………………………	0.84%	0.86%

(1) The expected volatility is based on historical share prices of the company

Deferred Strike Price Payment Plan (DSPPP)

The Group has implemented a staff retention plan which includes a DSPPP which encourages Board Members, Executive Managers and employees to exercise their share options or equity sharing certificates and become shareholders of the Company by allowing the deferral of the obligation to pay the strike price until the earlier of the sale of the shares or 10 years. Shares received through the exercise of unvested share options are subject to sales restrictions reflecting the remaining vesting period of exercised equity incentive units. In the event of a change of control, bankruptcy of the Company or forced sale of the shares at a price below the strike price, the deferred strike price payment obligation is waived. Under IFRS 2, the DSPPP is considered to be a non-recourse loan and consequently the options are deemed to be exercised on the date that the loan is repaid. Therefore, neither the shares nor the loan, are outstanding until either the options are exercised by paying the exercise price for the shares (repaying the loan) or the options expire entirely after 10 years without any remaining obligation from the option holders. The DSPPP is considered to be a modification of the equity incentive plan and consequently, the shares issued from the exercise of equity incentive units ("DSPPP Shares") are recorded as treasury shares and associated share-based compensation is recognized over the remaining vesting period as if the equity incentive units had not been exercised. During the twelve-month period ending December 31, 2024, no options have been exercised through our DSPPP. During the twelve-month period ending December 31, 2023, 12,527,235 options have been exercised through our DSPPP. The modification of the equity incentive plan decreased the fair value by CHF 12,323. This decrease has not been recognized according to IFRS 2.

Movements in the number of DSPPP shares are as follows:

	Average deferred strike price payment (CHF)	**2024**	**Average deferred strike price payment (CHF)**	**2023**
At January 1…………………………………….	0.09	29,958,807	0.13	17,438,883
Forfeited…………………………………………...	0.09	(8,539)	0.13	(7,311)
Granted - exercise of ESOP & ESC……………..	-	-	0.043	12,527,235
At December 31…………………………………	**0.099**	**29,950,268**	**0.09**	**29,958,807**

On November 27, 2023, Board Members, Executive Managers and employees exercised 12,527,235 equity incentive units at a strike price of CHF 0.043. At December 31, 2024, of the 29,950,268 DSPPP shares (2023: 29,958,807 DSPPP shares), 18,512,037 (2023:12,573,975) were not subjected to sales restrictions and 25,234,215 were related to employees and Executive Managers transferred to Neurosterix Group on April 2, 2024.

The DSPPP has the following expiry dates as at December 31, 2024 and 2023:

At December 31, 2024	Range of strike prices (CHF)		
Expiry date	**0.043**	**0.13**	**Total**
2033……………………………	-	17,427,207	17,427,207
2034……………………………	12,523,061	-	12,523,061
Total…………………………	**12,523,061**	**17,427,207**	**29,950,268**

At December 31, 2023	Range of strike prices (CHF)		
Expiry date	**0.043**	**0.13**	**Total**
2032……………………………	-	17,431,572	17,431,572
2033……………………………	12,527,235	-	12,527,235
Total…………………………	**12,527,235**	**17,431,572**	**29,958,807**

16. **Revenue from contract with customer**

License & research agreement with Indivior PLC

On January 2, 2018, the Group entered into an agreement with Indivior for the discovery, development and commercialization of novel GABAB PAM compounds for the treatment of addiction and other CNS diseases. This agreement included the selected clinical candidate, ADX71441. In addition, Indivior agreed to fund a research program at the Group to discover novel GABAB PAM compounds.

The contract contains two distinct material promises and performance obligations: (1) the selected compound ADX71441 which falls within the definition of a licensed compound, whose rights of use and benefits thereon was transferred in January 2018 and, (2) the research services to be conducted by the Group and funded by Indivior to discover novel GABAB PAM compounds for clinical development that may be discovered over the research term of the agreement and selected by Indivior.

Indivior has sole responsibility, including funding liability, for development of selected compounds under the agreement through preclinical and clinical trials, as well as registration procedures and commercialization, if any, worldwide. Indivior has the right to design development programs for selected compounds under the agreement. Through the Group's participation in a joint development committee, the Group reviews, in an advisory capacity, any development programs designed by Indivior. However, Indivior has authority over all aspects of the development of such selected compounds

Under terms of the agreement, the Group granted Indivior an exclusive license to use relevant patents and know-how in relation to the development and commercialization of product candidates selected by Indivior. Subject to agreed conditions, the Group and Indivior jointly own all intellectual property rights that are jointly developed and the Group or Indivior individually own all intellectual property rights that the Group or Indivior develop individually. The Group has retained the right to select compounds from the research program for further development in areas outside the interest of Indivior including chronic cough. Under certain conditions, but subject to certain consequences, Indivior may terminate the agreement.

In January 2018, the Group received, under the terms of the agreement, a non-refundable upfront fee of USD 5.0 million for the right to use the clinical candidate, ADX71441, including all materials and know-how related to this clinical candidate. In addition, the Group is eligible for payments on successful achievement of pre-specified clinical, regulatory and commercial milestones totaling USD 330 million and royalties on net sales of mid-single digits to low double-digits.

On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441. Separately, Indivior funds research at the Group, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. The Group agreed with Indivior to an initial research term and duration of two years with a funding of USD 4 million over the period for the Group's R&D costs incurred, that can be extended by twelve-month increments. R&D costs are calculated based on the costs incurred in accordance with the contract. Following Indivior's selection of one newly identified compound, the Group has the right to also select one additional newly identified compound. The Group is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Group's selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. In 2019, Indivior agreed to an additional research funding of USD 1.6 million, for the research period. On October 30, 2020, the research term was extended until June 30, 2021 and Indivior agreed to additional research funding of USD 2.8 million. Effective May 1, 2021, the research term was extended until July 31, 2022 and Indivior agreed additional research funding of CHF 3.7 million, of which CHF 2.7 million was paid to the Group and CHF 1.0 million paid directly by Indivior to third party suppliers that are supporting the funded research program. In August 2022, the research agreement was extended until March 31, 2023 and Indivior agreed to additional research funding of CHF 0.85 million. The reserved indications, where Addex retains exclusive rights to develop its own independent GABAB PAM program, have also been expanded to include chronic cough. Effective November 1, 2022, the research term was extended until June 30, 2023 and Indivior agreed to additional research funding of CHF 0.95 million. Effective July 1, 2023, the research agreement with Indivior has been extended until June 30, 2024 and Indivior committed additional research funding of CHF 2.7 million including CHF 1.1 million paid to the Group and CHF 1.6 million paid directly by Indivior to third party suppliers that are supporting the funded research program. On August 27, 2024, Indivior selected a compound for future development in substance use disorder and undertakes all future development of their selected compound. Under the terms of the agreement, the Group has also exercised its right to select a compound to advance its own independent GABAB PAM program for the treatment of chronic cough.

For the year ended December 31, 2024, the Group recognized CHF 0.4 million as revenue in continuing operations (2023: CHF 1.6 million). The combined amount of contract asset and trade receivable was close to nil as of December 31, 2024 (December 31, 2023: CHF 0.1 million).

Janssen Pharmaceuticals Inc. (formerly Ortho-McNeil-Janssen Pharmaceuticals Inc.)

On December 31, 2004, the Group entered into a research collaboration and license agreement with Janssen Pharmaceuticals Inc. (JPI). In accordance with this agreement, JPI has acquired an exclusive worldwide license to develop mGlu2 PAM compounds for the treatment of human health. The Group is eligible to receive up to EUR 109 million in success-based development and regulatory milestone, and low double-digit royalties on net sales. The Group considers these various milestones to be variable considerations as they are contingent upon achieving uncertain, future development stages and net sales. For this reason, the Group considers the achievement of the various milestones as binary events that will be recognized as revenue occurs.

In 2024, Janssen completed a Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients that did not achieve statistical significance for the primary endpoint of time for patients to reach baseline seizure count when ADX71149 was added to standard of care and decided to terminate the development of ADX71149. On April 17, 2025, the Group announced that the license agreement had been terminated and the program and all related intellectual property has been returned to the Group.

No amounts have been recognized under this agreement in 2024 and 2023.

17. Other income

Under grant agreements with Eurostars/Innosuisse the Group was required to complete specific research activities within a defined period of time. The Group's funding was fixed and received based on the satisfactory completion of the agreed research activities and incurring the related costs.

In September 2023, the Group was awarded a grant of CHF 0.5 million by Eurostars/Innosuisse to support the mGlu2 NAM program of which CHF 0.3 million were received in December 2023. The Group recognized CHF 38,401 from January 1, 2024 to April 2, 2024, the date when the program was transferred to Neurosterix Pharma Sàrl and recorded as discontinued operations (note 23). The remaining funds and deferred income of CHF 0.3 million recorded as assets and liabilities held for sale as of April 2, 2024, has been transferred to Neurosterix Pharma Sàrl.

The Group additionally recognized other income from IT consultancy agreements.

18. Operating costs

	2024	2023*
Staff costs (note 19)………………………………....	242,591	238,527
Depreciation (notes 8/9)…..……............................	192,698	11,752
External research and development costs……….…...	435,189	942,714
Patent maintenance and registration costs……….…...	283,382	229,227
Professional fees…………………………………....	1,206,813	1,163,839
D&O insurance……………………………………....	225,772	628,595
Other operating costs………………………………....	578,830	645,501
Total operating costs………………………………	**3,165,275**	**3,860,155**

The evolution of the total operating costs is mainly driven by external research and development costs and professional fees.

During the year ended December 31, 2024, total operating costs recognized as continuing operations decreased by CHF 0.7 million compared to the year ended December 31, 2023, primarily due to decreased external research and development cost of CHF 0.5 million and lower D&O insurance of CHF 0.4 million, partially offset by increased depreciation of CHF 0.2 million related to the intangible asset recorded at the fair value of the service agreement provided at zero cost (note 10).

During the year ended December 31, 2023 and 2024, total operating costs recognized as discontinued operations amounted to CHF 8.1 million and CHF 2.0 million respectively and primarily related to staff costs and external research and development costs (note 23).

19. Staff costs

	2024	2023*
Wages and salaries……………………………………..	243,629	176,815
Social charges and insurances………………..………...	26,843	19,572
Value of share-based services (note 15)………....…..	17,544	29,921
Retirement benefit (note 21)………………………..……	(45,425)	12,219
Total staff costs……………..…….................	**242,591**	**238,527**

During the year ended December 31, 2024, staff costs recognized as continuing operations remained stable at CHF 0.2 million compared to the year ended December 31,2023. During the year ended December 31, 2023 and 2024, staff costs recognized as discontinued operations amounted to CHF 5.1 million and CHF 1.4 million, respectively (note 23).

20. Taxes

	December 31, 2024	December 31, 2023
Net (loss) from continuing operations before tax……..	(4,909,342)	(2,500,153)
Net gain / (loss) before tax of discontinued operations	11,965,129	(8,056,074)
Net gain / (loss) before tax…………………………………...	**7,055,787**	**(10,556,227)**
Tax calculated at a tax rate of 14.70% for 2024 (13.99% for 2023)……………………………………………..	(1,037,201)	1,476,816
Effect of different tax rates in USA and France………..	4,755	1,658
Deductible expenses charged against equity for issuance of shares………………………………………..	1,758	37,374
Sale of treasury shares by a subsidiary, recognized as financial loss (income) in standalone financial statements……………………………………………….	(30,103)	485,867
Net loss incurred by Neurosterix Pharma Sàrl from March 19 2024 to April 1, 2024 [1]………………………..	79,270	-
Expenses not deductible for tax purposes…………….	(229,815)	(321,494)
Permanent difference related to investments accounted for using the equity method……………….	320,042	-
Other temporary differences…………………………….	-	(1,836)
Total tax not recognized as deferred tax (asset) / liability	**891,294**	**(1,678,385)**
Income tax expense for continuing operations……….	-	-
Income tax expense for discontinued operations……	-	-

[1] The Group lost the control of its subsidiary Neurosterix Pharma Sàrl on April 2, 2024, as part of the divestment of a part of its business (note 23).

The Group has decided not to recognize any deferred income tax assets at December 31, 2024 or 2023. The key factors which have influenced management in coming to this evaluation are the fact that the Group has not yet a history of making profits due to the stage development of its drug products. The net profit of CHF 7.1 million recognized on December 31, 2024 was primarily due to the sale of a part of the business of the Group to Neurosterix Group, generating a discontinued net gain before tax of CHF 11.97 million (note 23). The amount of deferred income tax assets that arises from sources other than tax losses carried forward and the amount of deferred income tax liabilities remain insignificant compared to the unrecognized tax losses carried forward as of December 31, 2024.

The tax losses carried forward by the Group and their respective expiry dates are as follows:

	December 31, 2024	December 31, 2023
2024………………………………………………………….	-	290,949
2025………………………………………………………….	3,586,490	3,586,490
2026………………………………………………………….	23,467,840	23,467,840
2027………………………………………………………….	12,590,566	12,590,566
2028………………………………………………………….	28,427,419	28,427,419
2029………………………………………………………….	65,365,173	65,365,173
2030………………………………………………………….	33,835,017	19,766,179
2031………………………………………………………….	8,224,914	-
Total unrecorded tax losses carry forwards………...	**175,497,419**	**153,494,616**

As of December 31, 2024, the unrecorded tax losses carried forward amounted to CHF 175,497,419 (2023: CHF 153,494,616). The tax losses carried forward expiring in 2030 increased by CHF 14.0 million following one final tax return received from Swiss tax administration in 2024.

21. Retirement benefit obligations

Apart from the social security plans fixed by the law, the Group sponsors an independent pension plan. The Group has contracted with Swiss Life for the provision of occupational benefits. All benefits in accordance with the regulations are reinsured in their entirety with Swiss Life within the framework of the corresponding contract. This pension solution fully reinsures the risks of disability, death and longevity with Swiss Life. Swiss Life invests the vested pension capital and provides a 100% capital and interest guarantee. The pension plan is entitled to an annual bonus from Swiss Life comprising the effective savings, risk and cost results. Although, as is the case with many Swiss pension plans, the amount of ultimate pension benefit is not defined, certain legal obligations of the plan create constructive obligations on the employer to pay further contributions to fund an eventual deficit; this results in the plan nevertheless being accounted for as a defined benefit plan. All employees are covered by this plan, which is a defined benefit plan. Retirement benefits are based on contributions, computed as a percentage of salary, adjusted for the age of the employee and shared approximately 43% / 57% by employee and employer in 2024. In addition to retirement benefits, the plans provide death and long-term disability benefits to its employees. Liabilities and assets are revised every year by an independent actuary. Assets are held in the insurance company. In accordance with IAS 19 (revised), plan assets have been estimated at fair market values and liabilities have been calculated according to the "projected unit credit" method. The Group paid pension contributions related to continuing activities for CHF 34,686 in 2024 (2023: CHF 23,454) and recognized a net gain of CHF 45,425 in the statement of Profit or Loss in 2024 primarily due the modification of the plans effective on April 1, 2024.

Employment benefit obligations
The amounts recognized in the balance sheet are determined as follows:

	December 31, 2024	December 31, 2023
Defined benefit obligation	(2,108,384)	(9,138,045)
Fair value of plan assets	1,944,133	8,694,521
Shortfall on Funded status	**(164,251)**	**(443,524)**

The shortfall on funded status amounted to CHF 164,251 and CHF 443,524 as of December 31, 2024 and 2023, respectively and decreased by CHF 0.3 million between both periods primarily due to a reduced number of employees due to the sale of a part of our business on April 2, 2024 (note 23).

The amounts recognized as continuing operations in the statement of comprehensive profit or loss are as follows:

	2024	2023
Current service cost	(20,383)	(13,835)
Past service cost	66,273	1,348
Interest cost	(23,182)	(8,797)
Interest income	22,717	9,065
Company pension gain / (cost) (note 19)	**45,425**	**(12,219)**

The past service cost of CHF 66,273 recognized in 2024 is primarily due to the modification of pension plans effective on April 1, 2024.

The amounts recognized as discontinued operations in the statement of comprehensive profit of loss under "net profit or loss from discontinued operations" are as follows:

	2024	2023
Current service cost	(59,730)	(254,667)
Past service cost	20,296	25,551
Interest cost	(34,030)	(166,812)
Interest income	30,971	171,895
Company pension amount (note 23)	**(42,493)**	**(224,032)**

Pension costs related to discontinued activities decreased by CHF 0.2 million between the twelve-month periods ended December 31 2024 and 2023, primarily due to the transfer of the employees to Neurosterix Group in April, 2024. In addition, this transfer generated a positive past service cost of CHF 433,791 recognized in the statement of profit and loss under "net profit or loss from discontinued operations" as net gain related to the sale of activities (note 23).

The movements in the defined benefit obligations during the year are as follows:

	2024	2023
Defined benefit obligation at beginning of year............	(9,138,045)	(7,682,529)
Current service cost……………………………....……..	(80,111)	(268,097)
Past service cost……………………………....………...	520,360	26,899
Interest cost……………………………..………...……..	(57,212)	(171,347)
Employee contributions………………………………....	(70,748)	(250,290)
Actuarial (loss) / gain arising from changes in financial assumptions……………………………………....……..	(176,520)	(671,909)
Actuarial gain arising from changes in demographic assumptions……………………………………....……..	-	-
Actuarial gain on experience adjustment……………..…	(184,372)	22,250
Benefits (paid) / deposited……………....……………..	7,078,264	(143,022)
Defined benefit obligations at end of year………....	**(2,108,384)**	**(9,138,045)**

The movements in the fair value of plan assets during the year are as follows:

	2024	2023
Fair value of plan assets at beginning of year……........	8,694,521	7,867,835
Interest income……………………………....…………..	53,688	180,960
Employee contributions………..………………....……...	70,748	250,290
Employer contributions…………..………………....…...	92,285	298,490
Plan assets loss………………..………………....…….	111,155	(46,076)
Benefits paid / (deposited)…………………....………....	(7,078,264)	143,022
Fair value of plan assets at end of year………….…..	**1,944,133**	**8,694,521**

The defined benefit obligations and the fair value of the plan assets decreased between the twelve-month periods ended December 31, 2024 and 2023 primarily due to a reduced number of employees due to the sale of a part of our business on April 2, 2024 (note 23).

As of the date of the preparation of these consolidated financial statements, the 2024 annual report of the pension fund has not yet been issued, and therefore the detailed structures and assets held at December 31, 2024, are not currently available for presentation. However, the detailed assets held at December 31, 2023, which were reported to the Group on May 13, 2024 by its plan administrator, are as follows:

	December 31, 2023
Cash………………………………………………………	0.40%
Bonds………………………………………..................	46.36%
Equity instruments……………………………………….	14.02%
Real estate…………………………………..................	24.55%
Mortgages…………………………………..................	12.30%
Derivatives………………………………………………..	2.37%
Total…………………………………………………	**100.00%**

The principal actuarial assumptions used were as follows:

	December 31, 2024	December 31, 2023
Discount rate………………………………...............	1.00%	1.50%
Mortality tables……………………………………….…	BVG2020 GT	BVG2020 GT
Salary growth rate…………………………………….…	1.00%	1.20%
Pension growth rate………………………………………	0.00%	0.00%

The following sensitivity analysis shows the impact of increasing or decreasing certain assumptions on the defined benefit obligation of the Swiss pension plan:
-   0.25% increase or decrease in the discount rate would lead to a decrease of 3.99% (2023: 3.23%) or an increase of 4.64% (2023: 3.66%) in the defined benefit obligation.
-   0.25% increase or decrease in the interest rate on retirement savings capital would lead to an increase of 0.09% (2023: 0.76%) or a decrease of 0.08% (2023: 0.74%) in the defined benefit obligation.

- 0.25% increase or decrease in salaries would lead to an increase of 0.06% (2023: 0.08%) or a decrease of 0.03% (2023: 0.07%) in the defined benefit obligation; and
- +/-1 year in the life expectancy would lead to an increase of 1.54% (2023: 1.23%) or a decrease of 1.59% (2023: 1.28%) in the defined benefit obligation.

The discount rate and life expectancy were identified as significant actuarial assumptions for the Swiss pension plan.

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligations to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as that used in calculating the pension liability recorded on consolidated balance sheets.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

The estimated employer contributions to pension plans for the financial year 2025 amount to CHF 28,000.

The following table shows the components of the costs recognized in other comprehensive income, related to continuing operations:

	2024	**2023**
Actuarial (loss)/ gain on defined benefit obligation……	(224,221)	(32,545)
Actuarial loss on plan assets…………………………..	21,832	(2,308)
Change in the effect of the asset ceiling ………………	-	9,496
Total ……………...………………………………………	**(202,389)**	**(25,357)**

The following table shows the components of the costs recognized in other comprehensive income, related to discontinued operations:

	2024	**2023**
Actuarial (loss)/ gain on defined benefit obligation……	(136,671)	(617,114)
Actuarial loss on plan assets…………………………..	89,323	(43,768)
Change in the effect of the asset ceiling ………………	-	180,810
Total ……………...………………………………………	**(47,348)**	**(480,810)**

The following table shows the estimated benefit payments related to employee and employer contributions for the next ten years where the number of employees remains constant:

2025……..	106,000
2026……..	107,000
2027……..	107,000
2028……..	106,000
2029……..	106,000
2030-2034..	444,000

22. Finance result, net

	2024	**2023***
Interest income ……………………………………………	9,165	63,964
Interest expense on leases…………………………....	(1,938)	(2,221)
Interest cost………………………….…………..............	(1,609)	(1,644)
Foreign exchange net gain / (loss)……………………..	17,430	(317,285)
Finance result, net...………...………………………	**23,048**	**(257,186)**

The evolution of the finance result net related to continuing operations is primarily driven by foreign exchanges differences on U.S Dollar cash deposits whose amount has been reduced between the twelve-month period ended December 31, 2024 and 2023.

23. Discontinued operations

On February 8, 2024, the Group signed a non-binding term sheet with Perceptive Advisors related to the divestment of part of its business. On April 2, 2024, the sale became effective. The allosteric modulator drug discovery technology platform and a portfolio of preclinical programs have been divested to a new Swiss company, Neurosterix Pharma Sàrl that has received committed funding of

USD 63 million from a syndicate of investors led by Perceptive Advisors (Perceptive Xontogeny Venture Fund II L.P, Perceptive Life Sciences Master Fund Ltd and Acorn Bioventures 2, L.P) (the "Neurosterix Transaction" or "Transaction"). As part of the Transaction, the Group received gross proceeds of CHF 5.0 million in cash and an equity interest representing 20% of Neurosterix US Holdings LLC (note 1). The Group retained its partnerships with Janssen Pharmaceuticals, Inc. and Indivior PLC, as well as unpartnered clinical stage assets including dipraglurant for Parkinson's disease and post-stroke/TBI recovery and its preclinical GABAB PAM program for chronic cough. The Transaction includes the transfer of the associated R&D staff and infrastructure. As part of the Transaction, the Group and Neurosterix Pharma Sàrl entered into a service agreement which provides the Group with access to certain staff and infrastructure at zero cost to ensure the operation of the Group retained business.

As the allosteric modulator drug discovery technology platform and a portfolio of preclinical programs have been sold on April 2, 2024, such activities have been identified as discontinued operations for the year ended December 31, 2023 and for the period beginning on January 1, 2024 and terminating on April 1, 2024.

Financial performance of discontinued operations:

	2024	2023
Other income…………………………………..	38,401	29,881
Research and development………………………..	(1,337,936)	(5,716,857)
General and administration………………………..	(673,259)	(2,351,356)
Total operating costs………………………….	**(2,011,195)**	**(8,068,213)**
Operating loss…………………………………	**(1,972,794)**	**(8,038,332)**
Finance expense…………………………………	(5,672)	(17,742)
Net loss before tax……………….....................	**(1,978,466)**	**(8,056,074)**
Income tax expense…………………........................	-	-
Net loss from discontinued operations…………….	**(1,978,466)**	**(8,056,074)**
Net gain / (loss) of the sale of activities after income tax………………………………………………………	13,943,595	-
Total net gain / (loss) from Discontinued operations……………………………………………	**11,965,129**	**(8,056,074)**

Operating costs of discontinued operations:

	2024	2023
Staff costs…………………………………………..	1,422,182	5,138,331
Depreciation………………………………………..	67,422	294,200
External research and development cost……………..	333,278	1,805,708
Laboratory consumables…………………………..	17,735	331,279
Patent maintenance and registration costs………….	62,563	140,906
Professional fees……………………………………..	38,271	-
Short-term leases…………………………………..	8,329	35,130
Other operating costs………………………………..	61,415	322,659
Total discontinued operating costs………………..	**2,011,195**	**8,068,213**

Discontinued operating costs are primarily driven by staff and external research and development costs.

Cash flows of discontinued operations:

	2024	**2023**
Net profit / (loss) from discontinued operations….	**11,965,129**	**(8,056,074)**
Adjustments for:		
Net gain on Neurosterix Transaction………….......	(13,943,595)	-
Value of share-based services………………………..	327,681	1,514,267
Post-employment benefits……………………………..	(27,338)	(61,238)
Depreciation………………………………………....	67,422	294,200
Net gain related to lease modifications…………….	-	(318)
Finance cost net……………………………………….	5,672	17,742
Decrease / (increase) in trade and other receivables….	12,702	111,829
Decrease / (Increase) in prepayments………………..	(151,695)	26,065
Increase in other current assets………………………..	(7,967)	-
Increase / (decrease) in payables and accruals………	(811,126)	5,059
Increase / (decrease) in deferred income…………….	(38,401)	324,210
Net cash flow used in operating activities…………..	**(2,601,516)**	**(5,824,258)**
Net cash flow from / (used in) investing activities..		
Cash received from Neurosterix Transaction…………	5,119,754	-
Legal fees paid for Neurosterix Transaction…………..	(473,270)	-
Purchase of property, plant and equipment…………..	-	(6,842)
Net cash from / (used) in investing activities……...	**4,646,484**	**(6,842)**
Cash flows used in financing activities………………		
Principal element of lease payment…........................	(63,772)	(270,294)
Interest paid…………………………………………....	(5,672)	(17,742)
Net cash used in financing activities………………	**(69,444)**	**(288,036)**
Net cash from / (used in) discontinued activities…	**1,975,524**	**(6,119,136)**

Net cash flow from discontinued activities amounts to CHF 2.0 million for the year ended December 31, 2024 and includes gross proceeds of CHF 5.0 million from the sale of activities partially offset by the net cash flow used in discontinued operating activities for CHF 2.6 million and legal fees of CHF 0.5 million paid for Neurosterix Transaction.

Details of the net gain of the sale of activities:

	2024
Consideration received	
Cash in from Neurosterix Pharma Sàrl sale…………..	5,000,000
Fair value of Neurosterix US Holdings LLC's participation………………………………………………	9,428,400
Net gain on Neurosterix Pharma Sàrl derecognition (IFRS10)……………………………………………	539,250
Retirement benefit obligation of employees leaving the Group (IAS 19)……………………………………………	433,791
Fair value of service agreement…………………………	182,348
Net debt liabilities related to Neurosterix Pharma Sàrl (IFRS 16)……………………………………………..	11,144
Total disposal consideration………………………...	**15,594,933**
Investment in Neurosterix Pharma Sàrl………………..	(20,000)
Legal fees paid for Neurosterix Transaction…………..	(473,269)
Accelerating vesting ESOP/DSPPP……………………..	(1,158,069)
Total costs related to activities sold………………..	**(1,651,338)**
Net gain on sale before income tax………………...	**13,943,595**
Income tax expense on gain……………………………..	-
Net gain on sale after income tax………….............	**13,943,595**

As of December 31, 2024, the net fair value of the sales of activities amounted to CHF 13.9 million including CHF 5.0 million in cash and CHF 9.4 million for the equity interest of 20% in Neurosterix US Holdings LLC.

24. Interests in associates

On April 2, 2024, the Group received an equity interest of 20% in Neurosterix US Holdings LLC domiciliated in the US and parent company of Neurosterix Pharma Sàrl as part of Neurosterix transaction (note 23). Neurosterix' Group primarily operates in Switzerland and uses Swiss franc as functional currency and US Dollars as presentation currency.

The carrying amount of the equity-accounted investment in Neurosterix' Group has changed as follows during the year ended December 31, 2024:

	2024
Balance as of January 1 ……………………..............	-
Fair value of Neurosterix US Holdings LLC equity interest……………………………………………	9,428,400
Share of net loss of Neurosterix's Group………………	(2,177,157)
Share of other comprehensive loss of Neurosterix's Group…………………………………………………....	(164,101)
Balance as of December 31	**7,087,142**

The summarized financial information of Neurosterix' Group is indicated as below in Swiss francs:

	December 31, 2024
Current assets………………………..........................	19,488,067
Non-current assets……………………………………	15,054,727
Current liabilities……………………………………	2,332,589
Non-current liabilities……………………………....	709,052
Net assets (100%)……………………………………	31,501,153
Group share of net assets (20%)………………………	6,300,231

The carrying amount of the equity-accounted investment in Neurosterix' Group amounts to CHF 7.1 million as of December 31, 2024, whilst at the same date the Group share of net assets in Neurosterix amounts to CHF 6.3 million. The difference of CHF 0.8 million is due to the fair value of the equity-accounted investment in Neurosterix initially assessed on April 2, 2024, using a financial valuation method.

	2024
Income…………………………...............................	298,379
Net loss for the period……………………………………	(10,885,785)
Other comprehensive loss………………………………	(820,507)
Total comprehensive loss………………………………	(11,706,292)

25. Profit or loss per share

Basic profit or loss per share is calculated by dividing the profit or loss attributable to equity holders of the Company by the weighted average number of outstanding shares.

Diluted profit per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of outstanding shares adjusted by outstanding options and warrants. Diluted loss per share is calculated excluding our options and warrants as they would be antidilutive and our treasury shares.

	2024	**2023**
Net loss from continuing operations…........................	(4,909,342)	(2,500,153)
Net profit / (loss) from discontinued operations………	11,965,129	(8,056,074)
Net profit / (loss) attributable to equity holders of the company………………………………………………..	**7,055,787**	**(10,556,227)**
Basic profit / (loss) per share…………….	**0.07**	**(0.14)**
From continuing operations….……………	(0.05)	(0.03)
From discontinued operations……............	0.12	(0.11)
Diluted profit / (loss) per share………….	**0.04**	**(0.14)**
From continuing operations….……………	(0.05)	(0.03)
From discontinued operations……............	0.07	(0.11)

	2024	**2023**
Weighted average number of outstanding shares (1)..	98,112,826	74,307,635
Weighted average number of outstanding shares including share options and warrants (2)………………	167,655,827	148,130,555

(1) *For the calculation of basic profit and loss per share and diluted loss per share*

(2) *For the calculation of the diluted profit per share*

The Company has three categories of dilutive potential shares: treasury shares, share options and warrants which have been ignored in the calculation of the loss per share for the year ended December 31, 2023, as they would be antidilutive.

In addition to treasury shares, the total number of dilutive instruments as of December 31, 2024 is 69,683,409 which consists of 8,006,791 share options, 5,866,898 warrants granted to investors on March 28, 2018 and 55,809,720 warrants granted to one investor (9,230,772 warrants on December 21, 2021, 15,000,000 on July 26, 2022 and 31,578,948 on April 3, 2023, respectively). As of December 31, 2023, the total number of dilutive instruments is 63,246,964 and primarily consists of 1,570,346 share options, 5,866,898 warrants granted to investors on March 28, 2018 and 55,809,720 warrants granted to one investor. These options could potentially dilute basic earnings per share in the future.

26. Commitments and contingencies

Capital commitments
As at December 31, 2024 and 2023, the Group has no contracted capital expenditure.

Contingencies
As part of the ordinary course of business, the Group is subject to contingent liabilities in respect of certain litigation. Currently, there is no outstanding litigation with a possible negative effect on the Group.

27. Related party transactions

Related parties include members of the Board of Directors, the Executive Management of the Group and contracts with Neurosterix Group. The following transactions were carried out with related parties:

Key management compensation

	2024	**2023**	**2024**	**2023**
	Continuing operations		**Discontinued operations**	
Salaries, other short-term employee benefits and post-employment benefits...	341,575	159,775	664,525	1,484,290
Consulting fees……………………………	-	17,106	-	-
Share-based compensation……………….	167,066	239,202	1,260,638	1,297,695
Total……………………………………..	**508,641**	**416,083**	**1,925,163**	**2,781,985**

Salaries, other short-term employee benefits and post-employment benefits relate to members of the Board of Directors and Executive Management who are employed by the Group. Consulting fees relate mainly to Roger Mills, a member of the Executive Management who delivered his services to the Group under a consulting contract until 2023. The Group has a net payable to the Board of Directors and Executive Management of CHF 0.1 million as of December 31, 2024 and December 31, 2023. Share-based compensation relates to the fair value of equity incentive units recognized through profit and loss following their vesting plan.

Transactions with Neurosterix Group

On April 2, 2024, Addex Group divested a part of its business to Neurosterix Pharma Sàrl (note 23). As part of the transaction, Addex Group received gross proceeds of CHF 5.0 million in cash, an equity interest of 20% of Neurosterix US Holdings LLC whose fair value amounted to CHF 9.42 million and concluded a service agreement allowing Key Members of Addex staff transferred to Neurosterix Pharma Sàrl, including the Chief Executive Officer to support the activities of the Addex Group at zero cost until December 31, 2024. The fair value of the service agreement amounted to CHF 182,348. As of December 31, 2024, Neurosterix Group owed CHF 7,967 to Addex Group.

28. Events after the balance sheet date

On April 17, 2025, the Group announced that Jansen terminated the license agreement for the development of ADX71149 and returned the program including all related intellectual property to the Group.



Phone +41 22 322 24 24
www.bdo.ch
geneve@bdo.ch

BDO Ltd
Rte de Meyrin 123
P.O. Box 150
1215 Geneva 15

STATUTORY AUDITOR'S REPORT

To the general meeting of **Addex Therapeutics Ltd**, Plan-les-Ouates

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Addex Therapeutics Ltd and its subsidiaries (the Group), which comprise the consolidated balance sheet as at 31 December 2024, and the consolidated statement of profit or loss, consolidated statement of comprehensive profit or loss, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion the accompanying consolidated financial statements (pages 29 to 62) give a true and fair view of the consolidated financial position of the Group as at 31 December 2024 and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards and comply with Swiss law.

Basis for Opinion

We conducted our audit in accordance with Swiss law, International Standards on Auditing (ISAs) and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's Responsibilities for the Audit of the Consolidated Financial Statements" section of our report. We are independent of the Group in accordance with the provisions of Swiss law, together with the requirements of the Swiss audit profession, as well as those of the International Code of Ethics for Professional Accountants (including International Independence Standards) of the International Ethics Standards Board for Accountants (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

BDO Ltd, a limited company under Swiss law, incorporated in Zurich, forms part of the international BDO Network of independent member firms.



Phone +41 22 322 24 24
www.bdo.ch
geneve@bdo.ch

BDO Ltd
Rte de Meyrin 123
P.O. Box 150
1215 Geneva 15

Key Audit Matter	How the Key Audit Matter was addressed in the audit
<u>Disposal of Neurosterix Pharma Sàrl and Discontinued operations</u> During the year, the Group completed the disposal of Neurosterix Pharma Sàrl. The transaction was financially significant and involved various forms of consideration, including cash, services provided by transferred employees, and a 20% equity interest in a newly created holding company, Neurosterix US Holding LLC, which was measured at fair value at the transaction date. This transaction involved complex judgments, including the derecognition of assets and liabilities of Neurosterix Pharma Sàrl, determination of the disposal date and the fair value measurement of the non-cash consideration. Management determined that the activities sold met the requirements to be presented as discontinued operations for all periods presented. The accounting treatment and the related disclosures under IFRS Accounting Standards were critical to users' understanding of the transaction, and therefore, we identified the disposal of Neurosterix Pharma Sàrl as a Key Audit Matter. Refer to note 23 - discontinued operations and note 24 -interest in associates.	We read the equity purchase agreement and related supporting documentation to understand the structure and terms of the transaction. We assessed the determination of the date of loss of control and tested the derecognition of assets and liabilities of Neurosterix Pharma Sàrl in accordance with IFRS 10 Consolidated Financial Statements; We evaluated the measurement of consideration received, including ❖ the cash component of CHF 5 million ❖ the valuation methodology used for the of employee services of CHF 0.2 million and ❖ management's determination of the fair value of the 20% equity interest in Neurosterix US Holding LLC by verifying the appropriateness of the share transaction price. We recalculated the gain on disposal and evaluated whether it was appropriately recognised in accordance with IFRS 10; We identified the discontinued operations and verified that components classified by management as discontinued operations meet the criteria of IFRS 5.31ff. We verified amounts presented in the financial statements as discontinued operations. We verified the Group's application of the accounting for the 20% equity interest acquired under IAS 28. We assessed the related disclosures for accuracy and completness.

Other Information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements, the financial statements, the compensation report and our auditor's reports thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements, or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

BDO Ltd, a limited company under Swiss law, incorporated in Zurich, forms part of the international BDO Network of independent member firms.



BDO

Phone +41 22 322 24 24
www.bdo.ch
geneve@bdo.ch

BDO Ltd
Rte de Meyrin 123
P.O. Box 150
1215 Geneva 15

Responsibilities of the Board of Directors for the Consolidated Financial Statements

The Board of Directors is responsible for the preparation of the consolidated financial statements, which give a true and fair view in accordance with IFRS Accounting Standards and the provisions of Swiss law, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law, ISAs and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

A further description of the auditor's responsibilities for the audit of the consolidated financial statements is located at EXPERTsuisse's website at: https://www.expertsuisse.ch/en/audit-report-for-ordinary-audits. This description forms part of our auditor's report.

Report on Other Legal and Regulatory Requirements

In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of consolidated financial statements according to the instructions of the Board of Directors.

We recommend that the consolidated financial statements submitted to you be approved.

Geneva, 25 April, 2025

BDO Ltd

Christoph Tschumi	Nigel Le Masurier
Licensed Audit Expert Auditor in Charge	Licensed Audit Expert

BDO Ltd, a limited company under Swiss law, incorporated in Zurich, forms part of the international BDO Network of independent member firms.

Statutory Financial Statements of Addex Therapeutics Ltd as at December 31, 2024

Balance Sheets
as at December 31, 2024 and December 31, 2023

	Notes	December 31, 2024	December 31, 2023
		Amounts in Swiss francs	
ASSETS			
Current assets			
Cash and cash equivalents………………………………..		130,820	403,798
Trade and other receivables……………………………..		834	-
Accrued income and prepayments………………………		36,528	-
Total current assets……………………………………		**168,182**	**403,798**
Non-current assets			
Investments in Subsidiaries……………...…….………...	8	3	3
Investment in Associates………………………………..	8	7,087,142	-
Other non-current assets			
Subordinated Loans to Subsidiaries………………..	9	6,132,134	5,041,314
Total non-current assets……………………………..		**13,219,279**	**5,041,317**
Total assets……………………………….……..……...		**13,387,461**	**5,445,115**
LIABILITIES AND EQUITY			
Current liabilities			
Trade payables…...……………………………………....		28,394	199,931
Other payables - third parties……………..….............		42,875	53,573
Accruals…………………………………………………..		116,617	197,595
Total current liabilities……………………….………		**187,886**	**451,099**
Equity			
Share capital……………………………………………...	10	1,843,545	1,843,545
Statutory capital reserve …………………………….….	10	38,368,718	38,328,946
Reserve from capital contribution. …………………….	10	64,620,223	64,620,223
Treasury shares reserve………………………………..	11	570,207	609,979
Non-voting equity securities (*)………………………...		p.m	p.m
Accumulated deficit……………………………………...		(92,203,118)	(100,408,677)
Total equity…………………………………………...	10	**13,199,575**	**4,994,016**
Total liabilities and equity………...……………….		**13,387,461**	**5,445,115**

(*) p.m. = pro memoria. Non-voting equity securities have no nominal value.

The accompanying notes form an integral part of these financial statements.

Statements of Profit or Loss
for the years ended December 31, 2024 and 2023

	Notes	December 31, 2024	December 31, 2023
		Amounts in Swiss francs	
Operating costs			
Professional fees……………………………..….......	12	(614,045)	(492,922)
Costs related to the sale of Subsidiaries and offerings…	12	(11,297)	(257,322)
Other operating costs…………………………………	12	(513,722)	(1,085,628)
Provision for loans to Subsidiaries……...……….........	9	(2,228,219)	(7,769,106)
Provision for investments in Associates…………………	8	(2,341,258)	-
Taxes……………………………………………........		(6,539)	(7,150)
Total operating costs………………………………..		**(5,715,080)**	**(9,612,128)**
Finance income………………………………………..		3,746	-
Finance expenses…………………………….………..		(46,628)	(140,213)
Finance result………………………………………....	13	**(42,882)**	**(140,213)**
Extraordinary income……………………………………		14,428,400	-
Extraordinary expenses………………………………....		(464,879)	
Extraordinary result, net…………………………….	14	**13,963,521**	**-**
Net gain / (loss) before taxes…………………………		**8,205,559**	**(9,752,341)**
Income tax expense………………………..…………...		-	-
Net gain / (loss) for the year……………………….…		**8,205,559**	**(9,752,341)**

The accompanying notes form an integral part of these financial statements.

Notes to the Financial Statements for the years ended December 31, 2024 and 2023
(amounts in Swiss francs)

1. General

Addex Therapeutics Ltd, formerly Addex Pharmaceuticals Ltd, was founded on February 19, 2007 and domiciled C/O Addex Pharma SA, Chemin des Aulx 12, CH1228 Plan-les-Ouates, Geneva, Switzerland.

2. Accounting Policies

These financial statements have been prepared in accordance with the provisions of commercial accounting as set out in the Swiss Code of Obligations (Art. 957 to 963b CO). Significant balance sheet items are accounted for as follows:

Cash and cash equivalents

Cash and cash equivalents include cash on hand. Any bank overdrafts are not netted against cash and cash equivalents but are shown as part of current liabilities on the balance sheet.

Loans and other receivables

Loans and other short-term receivables are carried at their nominal value. Impairment charges are calculated for these assets on an individual basis, and no general allowance is recorded.

Foreign currencies

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the remeasurement of current assets and current liabilities denominated in foreign currencies are recognized in financial income and financial expense. Net unrealized gains on non-current assets and liabilities are deferred in non-current liabilities, and net unrealized losses are recognized in financial expense.

3. Guarantees, other indemnities and assets pledged in favor of third parties

As of December 31, 2024 and December 31, 2023, there were no guarantees, other indemnities or assets pledged in favor of third parties.

4. Pledges on assets to secure own liabilities

As of December 31, 2024 and December 31, 2023, there were no assets pledged to secure own liabilities.

5. Lease commitments not recorded in the balance sheet

As of December 31, 2024 and December 31, 2023, there were no lease commitments not recorded in the balance sheet.

6. Amounts due to pension funds

As of December 31, 2024 and December 31, 2023, there were no amounts due to pension funds.

7. Full-time positions

The company as the holding of the Group, did not employ any full-time equivalent employees ("FTEs") during the years ending December 31, 2024 and December 31, 2023.

8. Significant investments

Addex Therapeutics Ltd as a holding company for the Addex Therapeutics Group owns:

Company	Business	Capital	Interest in capital & votes %
Addex Pharma SA, Plan-les-Ouates, Switzerland	Research & development	CHF 3,987,492	100%
Addex Pharmaceuticals France SAS, Archamps, France	Research & development	EUR 37,000	100%
Addex Pharmaceuticals Inc., Delaware, USA	Research & development	USD 1	100%
Neurosterix US Holdings LLC[1]	Research & development	USD 928,571	20%
Neurosterix SA,[2] Plan les Ouates, Switzerland	Research & development	CHF 100,000	100%

1 The equity interest in Neurosterix Holdings LLC relates to the Neurosterix transaction executed on April 2, 2024 and described in note 23 of the consolidated financial statements. For more information about Neurosterix Group refer to paragraph 1.1.1 of the Corporate Governance Report.
2 Neurosterix SA is an indirect shareholding, all the shares are fully-owned by Addex Pharma SA. As of December 31, 2024, the share capital of CHF 100,000 was paid up at CHF 50,000.

As at December 31, 2024 and 2023, the Company has provided for its investments in Group companies as follows:

	December 31, 2024	December 31, 2023
Investment in Addex Pharma SA…………………………	3,987,492	3,987,492
Provision for investment in Addex Pharma SA………..	(3,987,491)	(3,987,491)
Investment in Addex Pharmaceuticals France SAS….	1	1
Investment in Addex Pharmaceuticals Inc……………..	1	1
Investment in Neurosterix US Holdings LLC…………	9,428,400	-
Provision for investment in Neurosterix US Holdings LLC………………………………………………………..	(2,341,258)	-
	7,087,145	**3**

9. Other non-current assets – loans to Group companies

As at December 31, 2024 and 2023, the Company has provided for its loan to Addex Pharma SA as follows:

	December 31, 2024	December 31, 2023
Subordinated loan to Addex Pharma SA………………	242,011,482	238,692,443
Provision for loan to Addex Pharma SA………………..	(235,879,348)	(233,651,129)
	6,132,134	**5,041,314**

The loan to Addex Pharma SA is subordinated to the claims of other creditors of the subsidiary up to CHF 242,011,482.

10. Equity

| | Share capital | Statutory capital reserves, from… | | Reserves from capital contribution | Pre-funded warrants reserve | Treasury shares reserve | Accumulated deficit | Total |
		…capital contribution	…retained earnings					
January 1, 2023.....................	1,153,483	192,946,801	(163,708,099)	64,620,223	-	6,104,374	(90,656,336)	10,460,446
Issue of shares - capital increase….	125,272	413,399	-	-	-	-	-	538,671
Issue of treasury shares…………….	329,000	-	-	-	-	-	-	329,000
Sale of pre-funded warrants…………...	-	-	-	-	3,382,259	-	-	3,382,259
Exercise of pre-funded warrants….	235,790	3,182,450	-	-	(3,382,259)	-	-	35,981
Transfer to treasury shares reserve…………….	-	5,494,395	-	-	-	(5,494,395)	-	-
Net loss of the year………………	-	-	-	-	-	-	(9,752,341)	(9,752,341)
December 31, 2023(1)……………	1,843,545	202,037,045	(163,708,099)	64,620,223	-	609,979	(100,408,677)	4,994,016
Transfer to treasury shares reserve…………….	-	39,772	-	-	-	(39,772)		-
Net profit of the year………………	-	-	-	-	-	-	8,205,559	8,205,559
December 31, 2024………………	1,843,545	202,076,817	(163,708,099)	64,620,223	-	570,207	(92,203,118)	13,199,575

(1)   In accordance with Swiss law, the issuance of 6,120,000 new shares through the exercise of pre-funded warrants from December 12, 2023 to December 31, 2023, have been registered in the commercial register on February 20, 2024. As of January 1, 2024, the amount of the share capital as registered in the commercial register is CHF 1,782,344.96 divided into 178,234,496 shares.

At December 31, 2024 the total outstanding share capital is CHF 1,843,545 consisting of 184,354,496 shares with a nominal value of CHF 0.01. At December 31, 2023 the total outstanding share capital is CHF 1,843,545 consisting of 184,354,496 shares with a nominal value of CHF 0.01.

On December 13, 2023, Addex Therapeutics Ltd increased its capital from CHF 1,329,483 to CHF 1,782,345 by the issuance of 45,286,185 new registered shares at a nominal value of CHF 0.01 per share. Of these shares, 29,986,185 has been issued out of our conditional capital including 17,458,950 shares issued following the exercise of pre-funded warrants granted in the offering executed in April 2023 and 12,527,235 shares issued through the exercise of equity incentive units at a strike price of CHF 0.043 by Board Members, Executive Managers and employees on November 27, 2023. The remaining 15,300,000 shares have been issued from the capital band of addex Therapeutics and fully subscribed by its 100% owned subsidiary Addex Pharma SA at the nominal value of CHF 0.01.

On June 14, 2023, Addex Therapeutics Ltd increased its capital from CHF 1,153,483 to CHF 1,329,483 through the issuance of 17,600,000 new registered shares from the capital band to its 100% owned subsidiary, Addex Pharma SA, at CHF 0.01.

On April 3, 2023, Addex therapeutics Ltd sold 23,578,950 pre-funded warrants in the form of ADSs at a sale price CHF 0.14 per share (USD 18.80 per ADS). All pre-funded warrants have been exercised as of December 31, 2023. As a consequence, 23,578,950 new shares have been issued from conditional capital of which 6,120,000 have been registered in the commercial register on February 20, 2024 in accordance with Swiss law.

The capital band and conditional capital as at December 31, 2024 and 2023 amounted as described below:

	December 31, 2024	December 31, 2023
Conditional capital……………………………………	921,773	829,972
Capital band………………………………………..	921,773	891,173

11. Treasury share reserve

This reserve relates to the purchase price of shares in Addex Therapeutics Ltd held by Group companies according to SIX Swiss Exchange rules. The table shows movements in the number of shares and the treasury share reserve:

	Number of registered shares	% of issued share capital	Treasury shares reserves
Balance at January 1, 2023……………...	38,214,291	33.13%	6,104,374
Net purchases……………..……………...	20,944,812		(5,494,395)
Balance at December 31, 2023………….	59,159,103	32.09%	609,979
Net sales………………..……………...	(3,097,576)		(39,772)
Balance at December 31, 2024………….	56,061,527	30.41%	570,207

12. Operating costs

Operating costs excluding provisions for loans to subsidiaries and for investments in associates amounted to CHF 1.1 million for the year ended December 31, 2024 compared to CHF 1.8 million for the same period in 2023. The decrease of CHF 0.7 million is primarily due to decreased D&O insurance for CHF 0.4 million.

13. Finance result

	2024	2023
Sale of treasury shares (loss) / gain, net……………...	3,746	(101,504)
Foreign exchange net losses……………..…………...	(46,628)	(38,709)
Finance result, net..………....……………………...	(42,882)	(140,213)

14. Extraordinary result

	2024	2023
Gain on the sale of Neurosterix Pharma Sàrl………….	14,428,400	-
Fair value of service agreement……………………...	182,348	-
Service agreement transferred to Addex Pharma SA.	(182,348)	-
Legal fees paid for Neurosterix Transaction………….	(424,879)	-
Other costs related to Neurosterix Transaction………	(40,000)	-
Extraordinary result, net..………....……………...	13,963,521	-

Extraordinary result, net relates to the net gain on the sale of a part of our business to Neurosterix Phama Sàrl on April 2, 2024 (note 23 of the consolidated financial statements). As part of the transaction, Addex Therapeutics Ltd received gross proceeds of CHF 5.0 million in cash and an equity interest of 20% of Neurosterix US Holdings LLC whose fair value amounted to CHF 9.43 million (note 8).

15. Significant shareholders

According to the information available, based on disclosure notifications published to SIX, or information otherwise available to the Company, the following shareholders own 3% or more of the company's share capital as of December 31, 2024 and 2023:

	December 31, 2024[1]		December 31, 2023[1]	
	Number of shares	Interest in capital in %	Number of shares	Interest in capital in %[2]
Addex Pharma SA[3]	56,061,527	30.41%	59,159,103	33.19%
Lock-up Group[4]	11,438,231	6.20%	17,417,140	9.77%
Growth Equity Opportunities Fund IV, LLC[5]	-	-	5,648,690	3.17%
Tim Dyer	10,560,568	5.73%	7,340,097	4.12%

[1] This table presents the number of shares held by the shareholders listed therein. The derivative holdings held by such shareholders are not included.
[2] Based on the share capital registered in the commercial register as of December 31, 2023 (*i.e.* CHF 1,782,344.96 divided into 178,234,496 registered shares excluding 6,120,000 shares issued out of conditional capital from December 12, 2023 to December 31, 2023 and registered in the commercial register on February 20, 2024 in accordance with Swiss corporate law).
[3] The beneficial owner is Addex Therapeutics Ltd, Chemin des Aulx 12, CH-1228 Plan-les-Ouates, Switzerland. The number of treasury shares held by the Group indicated above is based on disclosure notifications published to SIX and information available to the Company.
[4] Lock-up group established by a lock-up agreement among the following beneficial owners following the exercise of options granted to Board Members, Executive Managers and employees: as of December 31, 2024, Tim Dyer, who owns 3.41% of the voting rights and 23 other shareholders, who individually hold less than 3% of the voting rights (respectively 5.34% and 24 other shareholders as of December 31, 2023). The lock-up agreement will terminate on May 11, 2027.
[5] The beneficial owner is New Enterprise Associates Timonium MD 21093, USA. There is no shares reported as of December 31, 2024 because the shareholding of Growth Equity Opportunities Fund IV, LLC is below 3%.

16. Board of Directors and Executive Management shareholdings and equity incentive units

As of December 31, 2024 and 2023, members of the Board of Directors and Executive Management held the following shares in the Company:

	2024 Number of Shares	2023 Number of Shares
Tim Dyer, Chief Executive Officer……………………………	16,848,979	16,848,979
Robert Lütjens (1)...……………….……………………...........	-	3,005,836
Jean-Philippe Rocher (1)..………………….…………………	-	2,541,197
Vincent Lawton, Chairman.…………………………………	2,507,987	2,507,987
Raymond Hill…….……………………………………........	1,365,532	1,365,532
Roger Mills, Chief Medical Officer……………...................	785,976	785,976
Mikhail Kalinichev, Head of translational science ………….	306,765	306,765
Jake Nunn……………………………………………...........	219,561	219,561
Isaac Manke………………………………………………....	219,561	219,561
Total…………………………………………………	**22,254,361**	**27,801,394**

(1) As of December 31, 2023, Dr Robert Lütjens and Dr Jean-Philippe Rocher were Executive Managers and were holding 3,005,836 and 2,541,197 shares respectively. As of December 31, 2024 no shares are reported as they are no longer Executive Managers of the Company.

As of December 31, 2024, members of the Board of Directors and Executive Management held the following equity incentive units in the Company:

	Number of vested equity incentive units	Number of unvested equity incentive units	Total number of equity incentive units
Tim Dyer, Chief Executive Officer…………………………...	3,369,796	-	3,369,796
Lénaïc Teyssédou, Head of Finance…………………………	340,278	262,630	602,908
Vincent Lawton, Chairman……………….……....................	122,995	378,603	501,598
Raymond Hill……………………………………………......	66,967	206,140	273,107
Mikhail Kalinichev, Head of translational science ………….	200,000	-	200,000
Roger Mills, Chief Medical Officer…………................…...	12,260	37,740	50,000
Jake Nunn……………………………………………...........	12,260	37,740	50,000
Isaac Manke………………………………………………....	12,260	37,740	50,000
Total……………………………………………………	**4,136,816**	**960,593**	**5,097,409**

As of December 31, 2023, members of the Board of Directors and Executive Management did not hold any equity incentive units.

17. Ability to continue operations

The Company believes that it will be able to meet all its obligations for a further 12 months from the issuance date of the financial statements, hence, the statutory financial statements have been prepared on a going concern basis. The future viability of the Company is dependent on the financial health of the Group. At the issuance of the statutory financial statements, the Group expects that its existing cash and cash equivalents will be sufficient to fund its operations and meet all of its obligations as they fall due, through mid-June 2026. The future viability of the Group will depend in its ability to raise additional capital through public or private financings or collaboration agreements to finance its future operations, which may be delayed due to reasons outside of the Group's control including heath pandemics and geopolitical risks. The sale of additional equity may dilute existing shareholders. The inability to obtain funding, as and when needed, would have a negative impact on the Group's financial condition and ability to pursue its business strategies. If the Group is unable to obtain the required funding to run its operations and to develop and commercialize its product candidates, the Group could be forced to delay, reduce or stop some or all of its research and development programs to ensure it remains solvent. Management continues to explore options to obtain additional funding, including through collaborations with third parties related to the future potential development and/or commercialization of its product candidates. However, there is no assurance that the Group will be successful in raising funds, closing collaboration agreements, obtaining sufficient funding on terms acceptable to the Group, or if at all, which could have a material adverse effect on the Group's business, results of operations and financial condition.

18. Events after the balance sheet date

There were no material events between the balance sheet date and the date on which these financial statements were approved by the board of directors that would require adjustment to the financial statements or disclosure under this heading.

Proposed carry forward of accumulated losses

Swiss Francs	**31/12/2024**
Accumulated losses as at 01.01.2024	100,408,677
Net (gain) for the year 2024	(8,205,559)
Accumulated losses as at 31.12.2024	**92,203,118**

The Board of Directors proposes to carry forward the entire annual profit of CHF 8,205,559 to offset prior losses in accordance with Article 728a para.1 ch.2 of the Swiss Code of Obligations



Phone +41 22 322 24 24	BDO Ltd
www.bdo.ch	Rte de Meyrin 123
geneve@bdo.ch	P.O. Box 150
	1215 Geneva 15

STATUTORY AUDITOR'S REPORT

To the general meeting of **Addex Therapeutics Ltd**, Plan-les-Ouates

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Addex Therapeutics Ltd (the Company), which comprise the balance sheet as at 31 December 2024, and the statement of profit or loss for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion the accompanying financial statements (pages 66 to 73) comply with Swiss law and the Company's articles of incorporation.

Basis for Opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's Responsibilities for the Audit of the Financial Statements" section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

BDO Ltd, a limited company under Swiss law, incorporated in Zurich, forms part of the international BDO Network of independent member firms.



	Phone +41 22 322 24 24	BDO Ltd
	www.bdo.ch	Rte de Meyrin 123
	geneve@bdo.ch	P.O. Box 150
		1215 Geneva 15

Key Audit Matter	How the Key Audit Matter was addressed in the audit
Disposal of Neurosterix Pharma Sàrl The Company completed the disposal of its wholly owned subsidiary, Neurosterix Pharma Sàrl, during the financial year. The consideration received consisted of cash, services provided by transferred employees, and a 20% equity interest in a newly created holding company, Neurosterix US Holding LLC. The transaction required significant judgment, particularly in relation to the accounting treatment of the non-monetary components and the recognition of the disposal gain under Swiss law. Given the materiality and complexity of the transaction, we considered this matter to be a Key Audit Matter. Refer to notes 8 - Significant investments and 13 - Finance result.	We read the equity purchase agreement and supporting documents to understand the legal structure and terms of the transaction. We assessed management's approach for recognising the disposal and associated gain in accordance with Swiss law, with particular attention to the documentation supporting the valuation of the employee services of CHF 0.2 million and the equity interest received. We tested the CHF 5 million cash inflow against bank statement and transaction records. We evaluated whether the 20% equity interest was appropriately recorded in the statutory balance sheet as a non-current financial asset and supported by adequate valuation evidence. We assessed the accuracy and completeness of disclosures.

Other Information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the financial statements, the consolidated financial statements, the compensation report and our auditor's reports thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements, or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information,we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Board of Directors for the Financial Statements

The Board of Directors is responsible for the preparation of the financial statements in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

BDO Ltd, a limited company under Swiss law, incorporated in Zurich, forms part of the international BDO Network of independent member firms.



<table>
<tr><td>Phone +41 22 322 24 24
www.bdo.ch
geneve@bdo.ch</td><td>BDO Ltd
Rte de Meyrin 123
P.O. Box 150
1215 Geneva 15</td></tr>
</table>

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of the auditor's responsibilities for the audit of the financial statements is located at EXPERTsuisse's website at: https://www.expertsuisse.ch/en/audit-report-for-ordinary-audits. This description forms part of our auditor's report.

Report on Other Legal and Regulatory Requirements

In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

Based on our audit in accordance with Art. 728a para. 1 item 2 CO, we confirm that the proposal of the board of directors to carry forward the accumulated losses comply with Swiss law and the Company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

We draw attention to the fact that treasury shares have been subscribed by a group company in excess of 10 percent of the share capital, which is in breach of Article 659 paragraph 2 of the Swiss Code of Obligations.

Geneva, 25 April, 2025

BDO Ltd

Christoph Tschumi

Nigel Le Masurier

Licensed Audit Expert
Auditor in Charge

Licensed Audit Expert

BDO Ltd, a limited company under Swiss law, incorporated in Zurich, forms part of the international BDO Network of independent member firms.

Forward Looking Statements

These materials contain forward-looking statements that can be identified by terminology such as "not approvable", "continue", "believes", "believe", "will", "remained open to exploring", "would", "could", or similar expressions, or by express or implied discussions regarding Addex Therapeutics, formerly known as, Addex Pharmaceuticals, its business, the potential approval of its products by regulatory authorities, or regarding potential future revenues from such products. Such forward-looking statements reflect the current views of Addex Therapeutics regarding future events, future economic performance or prospects, and, by their very nature, involve inherent risks and uncertainties, both general and specific, whether known or unknown, and/or any other factor that may materially differ from the plans, objectives, expectations, estimates and intentions expressed or implied in such forward-looking statements. Such may in particular, cause actual results with allosteric modulators of mGlu2 PAM, mGlu5 NAM, GABAB PAM or other therapeutic targets whose development is led by the associate Neurosterix US holdings LLC such as M4 PAM for schizophrenia, mGlu7 NAM for mood disorders and mGlu2 NAM for mild neurocognitive disorders, to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that allosteric modulators of mGlu2 PAM, mGlu5 NAM, GABAB PAM or the therapeutics targets whose development is led by the associate Neurosterix US Holdings LLC, will be approved for sale in any market or by any regulatory authority. Nor can there be any guarantee that allosteric modulators of mGlu2 NAM, mGlu5 NAM, GABAB PAM or the therapeutics targets whose development is led by the associate Neurosterix US Holdings LLC, will achieve any particular levels of revenue (if any) in the future. In particular, management's expectations regarding allosteric modulators of mGlu2 PAM, mGlu5 NAM, GABAB PAM or the therapeutics targets whose development is led by the associate Neurosterix US Holdings LLC, could be affected by, among other things, unexpected actions by our partners, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data; competition in general; government, industry and general public pricing pressures; the company's ability to obtain or maintain patent or other proprietary intellectual property protection. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Addex Therapeutics is providing the information in these materials as of this date and does not undertake any obligation to update any forward-looking statements contained in these materials as a result of new information, future events or otherwise, except as may be required by applicable laws.

For more information about the Addex Therapeutics Ltd Group please contact:

Addex Therapeutics
C/O Addex Pharma SA
Chemin des Mines 9
1202 Geneva
Switzerland

Investor & Media Relations
Tel: +41 22 884 15 55
Fax: +41 22 884 15 56
investor.relations@addextherapeutics.com
media.relations@addextherapeutics.com

Share Registry
SharecommServices AG
Tel: +41 44 809 58 58
Fax: +41 44 809 58 59

General Information
Tel: +41 22 884 15 55
Fax: +41 22 884 15 56
info@addextherapeutics.com

Addex on the Internet
www.addextherapeutics.com